This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on September 13, 2023 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________________________

AMENDMENT NO.1 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________

OUI Global
(Exact name of registrant as specified in its charter)

__________________________

Not Applicable
(Translation of Registrant’s Name into English)

__________________________

Cayman Islands	4210	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 1801, No.6
Line 3508, YiXian Road
Baoshan District, Shanghai
People’s Republic of China 200441
+86- 66130875

(Address, including zip code, and telephone number, including area code, of principal executive offices)

__________________________

Cogency Global Inc.
122 E 42nd St., 18th Floor
New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1-212-588-0022 — telephone	Mark E. Crone, Esq. Liang Shih, Esq. The Crone Law Group P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 +1-646-861-7891 — telephone

__________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†     The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2023

OUI Global

[3,750,000] Class A Ordinary Shares

This is an initial public offering of [3,750,000] Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of OUI Global (the “Company”, “we”, “us”, “our”). Prior to this offering, there has been no public market for our Class A Ordinary Shares. The offering price of our Class A Ordinary Shares in this Offering (the “Offering Price”) is expected to be between $[4] and $[6] per Class A Ordinary Share. We have applied to list our Class A Ordinary Shares on the Nasdaq Global Market, or Nasdaq, under the symbol “TKE.” If Nasdaq does not approve the listing of our Class A Ordinary Shares, we will not proceed with this offering. No assurance can be given that our application will be approved or that a trading market will develop.

OUI Global’s issued share capital is a dual class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders and have the same rights except each Class A Ordinary Share shall entitle its holder to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall entitle its holder to ten (10) votes on all matters subject to vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

Investing in our Class A ordinary shares involves a high degree of risk. Before buying any Class A Ordinary Shares, you should carefully read the discussion of material risks of investing in our Class A Ordinary Shares in “Risk Factors” beginning on page 19 of this prospectus.

OUI Global is a Cayman Islands holding company and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in in the People’s Republic of China, or the PRC or China, through its subsidiaries in the PRC, in particular, Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao” or “TKE Zhenbiao WFOE” or “PRC Operating Subsidiary”). Our Class A Ordinary Shares offered in this offering are shares of our Cayman Islands holding company instead of shares of our subsidiaries in the PRC. Further, OUI Global controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership. We do not use a Variable Interest Entity (“VIE”) structure. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our subsidiaries in the PRC, it involves unique risks to investors. Furthermore, the PRC regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. The governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 43.

Because our operations are primarily located in the PRC through our PRC Subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes subject to changes and differing interpretations, and therefore, these risks may result in a material change in our operations and the value of our Class A Ordinary Shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, as advised by our PRC legal adviser, Tian Yuan Law Firm, we do not believe that we are subject to the cybersecurity review with the Cyberspace Administration of China, or CAC, as we are not identified as a critical information infrastructure operator, do not possess over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, and our business does not involve data possessing that affects or may affect national security. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC, and we are required to complete the filing procedure with the CSRC under the Trial Measures prior to the completion of this offering. As of the date of this prospectus, we are preparing materials for the above filing procedures and plan to submit the filing with CSRC under the Trial Measures as soon as practicable. Since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain has yet to be assessed. We cannot assure you whether we could complete the filing procedure in a timely manner, or at all, as well as whether there will be other regulatory requirements related to overseas securities offerings and other capital markets activities; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by relevant governmental authorities where we operate, if we or our subsidiaries (i) do not receive or maintain such filings, permissions or approvals required by the PRC government, (ii) inadvertently conclude that such filings, permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such filings, permissions or approvals in the future, or (iv) any intervention or interruption by relevant governmental where we operate with little advance notice. See “Risk Factors — Risks Related to Doing Business in China — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirement.” on page 44.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong. As of the date of the prospectus, our auditor, ZH CPA, LLC not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021 as they are not on the Determination Report on December 16, 2021 published by the PCAOB. ZH CPA, LLC is headquartered in Colorado, U.S. and registered with PCAOB subject to PCAOB inspection. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate the previous Determination Report to the contrary. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or AHFCAA. These recent developments could also add uncertainties to this Offering and we cannot assure you that the Nasdaq or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Relating to Doing Business in China — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 51.

Since our corporate structure is a direct holding structure and do not have VIE structure, OUI Global is permitted under the Cayman Islands laws to provide funding to our subsidiaries in the PRC and Hong Kong through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their shareholders, and ultimately to the Company only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. No dividend was declared for the years ended December 31, 2022 and 2021, and as of the date of this prospectus. We intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries.”

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors.    Rather, the funds can be transferred in accordance with the applicable laws and regulations. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to restrictions and limitations under applicable PRC laws and regulations on the ability of us or our subsidiaries to transfer cash or assets. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries.” and “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to restrictions and limitations under applicable PRC laws and regulations to the transfer of cash or assets” on page 51.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1.      Our corporate structure is a direct holding structure without a VIE structure, that is, the overseas entity to be listed in the U.S., OUI Global, wholly owns Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao” or “TKE Zhenbiao WFOE” or the “WFOE”), indirectly through holdings of the Hong Kong companies, Tokuen HK Limited (“Tokuen HK”) and Wah Mou International Company Limited (“Wah Mou International”).

2.      Within our direct holding structure, funds are permitted under applicable laws and regulations to be transferred within our corporate group. After foreign investors’ funds enter OUI Global at the close of this offering, the funds can be directly transferred to Tokuen HK and/or Wah Mou

International Company Limited, and then transferred to the TKE Zhenbiao WFOE through loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements.

If the Company intends to distribute dividends, TKE Zhenbiao WFOE will transfer the dividends to Tokuen HK and/or Wah Mou International Company Limited, in accordance with the laws and regulations of the PRC, and then Tokuen HK and/or Wah Mou International Company Limited will transfer the dividends to OUI Global, and the dividends will be distributed from OUI Global to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.      In the reporting periods and as of the date of this prospectus, no dividends or distributions have been made to date between the holding company and its subsidiaries, or to investors. See “Transfers of Cash to and from Our Subsidiaries” on page 15. Neither the holding company nor subsidiaries have declared dividends as of the date of this prospectus. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Also, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funding.

4.      Our PRC Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends, except in the event of liquidation.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. We also cannot assure you whether there will be restriction in the future regarding access to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their shareholders, and ultimately to the OUI Global, only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on OUI Global’s ability to transfer cash to investors. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to restrictions and limitations under applicable PRC laws and regulations to the transfer of cash or assets.” and “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

The PRC government may continue to strengthen its supervision over capital and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 13 for additional information.

We have a dual-class share structure. Our issued and outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Mr. Xin HU, the chairman of the board of directors and our Chief Executive Officer, will beneficially own [42.60]% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares immediately after the completion of this offering, representing [76.76]% of the aggregate total voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, Mr. Xin HU will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions but may elect to do so after completing this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[*]	$	[*]	$	[*]
Underwriting discounts(1)	$	[*]	$	[*]	$	[*]
Proceeds to us before expenses(2)	$	[*]	$	[*]	$	[*]

____________

(1)      We have agreed to give our underwriters a discount equal to [*] (7.5%) of the gross proceeds from the sales of our Class A Ordinary Shares in this offering. See “Underwriting” beginning on page 143 of this prospectus for a description of all underwriting compensation payable in connection with this offering.

(2)      The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to This Offering”.

This offering is being conducted on a firm commitment basis. The underwriters have agreed to purchase and pay for all of the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary shares. We have granted the underwriters an option for a period of [*] days after the closing of this offering to purchase up to [*]% of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering (excluding Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[*] based on an offering price of $[*] per Class A ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[*].

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [•], 2023

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A Ordinary Share only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Ordinary Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

•        “China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “Class A Ordinary Shares” are to our Class A ordinary shares with par value of US$0.0001 per share;

•        “Class B Ordinary Shares” are to our Class B ordinary shares with par value of US$0.0001 per share;

•        “East China” are to the provinces of Anhui, Fujian, Jiangsu, Jiangxi, Shandong and Zhejiang and the municipality of Shanghai of the PRC;

•        “Frost & Sullivan” are to Frost & Sullivan International Limited, an independent research firm commissioned by the Company;

•        “Frost & Sullivan Report” are to Container Trucking Service Industry in China Independent Market Research prepared by Frost & Sullivan and commissioned by the Company;

•        “HKD” are to the official currency of Hong Kong;

•        “Mighty Stage Convertible Notes” are to the First Mighty Stage Convertible Note (as define herein) and the Second Mighty Stage Convertible Note (as define herein) collectively. The “First Mighty Stage Convertible Note” are to the convertible note dated January 9, 2023 issued by OUI Global to Mighty Stage Limited, a company incorporated under the laws of British Virgin Islands, pursuant to a subscription agreement between OUI Global and Mighty Stage Limited, with a principal amount of US$500,000 that is subject to conversion to the Class A Ordinary Shares of OUI Global prior to the completion of this Offering in accordance with the terms and conditions of such note. The “Second Mighty Stage Convertible Note” are to the convertible note dated August 23, 2023 issued by OUI Global to Mighty Stage Limited, pursuant to a second subscription agreement between OUI Global and Mighty Stage Limited, with a principal amount of US$200,000 that is subject to conversion to the Class A Ordinary Shares of OUI Global prior to the completion of this Offering in accordance with the terms and conditions of such note.

•        “Niu B Convertible Note” are to the convertible note dated November 10, 2022 issued by OUI Global to Niu B Limited, a company incorporated under the laws of Hong Kong, pursuant to a subscription agreement between OUI Global and Niu B Limited, with a principal amount of US$1 million that is subject to conversion to the Class A Ordinary Shares of OUI Global prior to the completion of this Offering in accordance with the terms and conditions of such note;

•        “OUI Global”, “Company” or “our Company” are to OUI Global, a Cayman Islands exempted company incorporated on November 9, 2022;

•        “PRC Subsidiaries” are to TKE Zhenbiao (as defined below) and TKE Supply Chain (as defined below);

•        “PRC Operating Subsidiary” are to TKE Zhenbiao (as defined below), our operating entity;

•        “RMB” are to Renminbi, or the legal currency of the PRC;

•        “TKE Supply Chain” or “TKE Supply Chain WFOE” are to Shanghai TKE Supply Chain Limited, a wholly foreign-owned enterprise organized under the laws of the PRC and an indirectly wholly-owned subsidiary of OUI Global through Tokuen HK (as defined below);

•        “TKE Zhenbiao” or “TKE Zhenbiao WFOE” are to Shanghai TKE Zhenbiao Container Freight Transport Limited, our operating entity, a wholly foreign-owned enterprise organized under the laws of the PRC on December 21, 2001 and an indirectly wholly-owned subsidiary of OUI Global through Tokuen HK (as defined below) and Wah Mou International (as defined below);

•        “Tokuen HK” are to Tokuen HK Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of OUI Global;

•        “U.S. dollars,” “$,” or “USD” are to the legal currency of the United States;

•        “Wah Mou International” are to Wah Mou International Company Limited, a company incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of OUI Global;

•        “we”, “us”, “our” and “Group” are to OUI Global and its subsidiaries, unless the context otherwise indicates.

•        “WFOE” are to wholly foreign-owned enterprise.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates are listed below:

	As of December 31,
	2022	2021
Period-end RMB : US$1 exchange rate	6.8972	6.3726
Period-end HKD : US$1 exchange rate	7.8133	7.7981
Period-average RMB : US$1 exchange rate	6.7290	6.4508
Period-average HKD : US$1 exchange rate	7.8387	7.7729

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have commissioned the industry report from Frost & Sullivan. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

Our mission is to become a global integrated supply chain solutions and logistics service provider.

Through TKE Zhenbiao, our PRC Operating Subsidiary founded in 2001, we are a logistics service provider in the East China region (covering the provinces of Anhui, Fujian, Jiangsu, Shandong and Zhejiang and the municipality of Shanghai of the PRC), mainly offering container trucking services to our customers. Trucking services refer to the haulage, primarily containers, between seaports and/or our customers’ designated pick up and/or delivery points. As of December 31, 2022, TKE Zhenbiao operate a truckload fleet of 214 trucks and 239 trailers, including 5 trucks and 4 trailers which are leased under capital (financing) lease arrangements, all of which are owned by us. According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021. Since 2018, we have been a member of the Container Trucking Branch of the Shanghai Transportation Trade Association.

We offer a broad geographic coverage to meet our customers’ diverse transportation needs within the East China region. Headquartered in Shanghai, we focus on the East China region as our primary market and our delivery network covers major transportation hubs in Shanghai, Jiangsu, Zhejiang and Anhui. The map below sets forth the regions where we have established a presence as of the date of this prospectus:

Our customers primarily include sizeable freight forwarders. To a lesser extent, we also provide direct service to customers such as trading companies and construction companies. Leveraging our established track record and in-depth knowledge on logistics service, we are able to develop a diversified customer base. During the years ended December 31, 2022 and 2021, we had 616 and 693 customers, respectively, and sales to our top five customers accounted for 18.1% and 20.8%, respectively.

We have broadened our sales channels and achieved significant growth in our business in recent years. Our revenue increased to US$63.1 million for the year ended December 31, 2022 and our net income increased to US$1.1 million for the year ended December 31, 2022.

According to Frost & Sullivan, the market size of the container trucking service industry in the East China Region increased from approximately RMB46 billion in 2016 to approximately RMB110 billion in 2021, representing a CAGR of 18.9%. Driven by (i) the expanding domestic demand by the government proposed “internal circulation” in 2020; (ii) the widening of coverage of container shipping in the PRC driving greater demand for container trucking services on road; and (iii) favorable policies promulgated by the government of the PRC such as the promotion of multimodal transport in the logistics industry, which promotes road-sea linkage, river-sea interaction and port-industry-city integration, we expect that the demand of container trucking service industry will further increase. According to Frost & Sullivan, the market size of the container trucking service industry in the East China Region is expected to continue to grow from approximately RMB110 billion in 2021 to approximately RMB172 billion in 2026, representing a CAGR of 9.4%.

Corporate Structure

OUI Global is a Cayman Islands exempted company limited by shares. The following diagram illustrates the corporate structure of our Group as of the date of this prospectus and upon completion of this Offering, assuming that all of Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note have been converted in full into our Class A Ordinary Shares at an assumed conversion price of US$ [2] before the Offering.

Amoebas Alliance Limited BVI
H&H Alliance Limited BVI
Z&B Cargo Limited BVI
KEEN SKY GLOBAL LIMITED BVI
Niu B Limited(1) Hong Kong
Other Existing Shareholders and Notes Holders(1)
Public Shareholding
Pre-offering: [58.81]% Class A, 100% Class B.
Post Offering: [42.60]% Class A, 100% Class B.
Pre-offering: [12.76]% Class A.
Post-offering: [9.24]% Class A.
Pre-offering: [7.61]% Class A.
Post-offering: [5.51]% Class A.
Pre-offering: [7.61]% Class A.
Post-offering: [5.51]% Class A.
Pre-offering: [5.08]% Class A.
Posting-offering: [3.68]% Class A.
Pre-offering: [8.13]% Class A.
Posting-offering: [4.04]% Class A.
Pre-offering: 0.00% Class A.
Post-offering: [27.57]% Class A
OUI Global Cayman Islands
100%
100%
Tokuen HK Limited Hong Kong
Wah Mou International Company Limited Hong Kong
100%
98.9474%
1.0526%
Offshore
Onshore
Shanghai TKE Supply Chain Limited PRC
Shanghai TKE Zhenbiao Container Freight Transport Limited PRC

OUI Global was incorporated on November 9, 2022 under the laws of the Cayman Islands. As of the date of this prospectus, the authorized share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, of which [9,000,000] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding. OUI Global is a holding company and is currently not actively engaging in any business. OUI Global’s registered office provider in the Cayman Islands is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Tokuen HK Limited (“Tokuen HK”) was incorporated on June 30, 2022, under the laws of Hong Kong. Tokuen HK International is a wholly-owned subsidiary of OUI Global. It is a holding company and is not actively engaging in any business.

Wah Mou International Company Limited (“Wah Mou International”) was incorporated on July 7, 2017 under the laws of Hong Kong, formerly known as Wah Mou International Technology Company Limited. On January 20, 2023, OUI Global completed a share swap transaction with TOP HARVEST VENTURES LIMITED, pursuant to which OUI Global acquired from TOP HARVEST VENTURES LIMITED the entire equity of Wah Mou International. Wah Mou International then have became a wholly-owned subsidiary of OUI Global. Wah Mou International is a holding company and is not actively engaging in any business.

Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao” or “TKE Zhenbiao WFOE” or “PRC Operating Subsidary”) was incorporated on December 21, 2001, under the laws of the PRC. TKE Zhenbiao is a wholly-owned subsidiary of OUI Global, indirectly through Tokuen HK Limited and Wah Mou International, and is our operating entity.

Shanghai TKE Supply Chain Limited (“TKE Supply Chain” or “TKE Supply Chain WFOE”) was incorporated on December 1, 2022, under the laws of the PRC. TKE Supply Chain is a wholly-owned subsidiary of OUI Global, indirectly through Tokuen HK Limited. TKE Supply Chain does not have any operation and currently dormant.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•        We are a well-established industry leader with a long operating history and substantial experience.    Founded in 2001, we have over 20 years of operating experience in the logistics industry in the PRC, because of which we have accumulated a strong reputation and high recognition in the industry.

•        We have a wide geographical service coverage in the PRC serving a diverse customer base.    Headquartered in Shanghai, we focus on the East China region as our primary market and our delivery network covers major transportation hubs in Shanghai, Jiangsu, Zhejiang and Anhui. As of the date of this prospectus, we maintain stable relationships with more than 200 freight forwarders. During the years ended December 31, 2022 and 2021, we had 616 and 693 customers, respectively, and sales to our top five customers accounted for 18.1% and 20.8%.

•        We have a sizeable fleet capability.    As of 31 December 2022, we operate a truckload fleet of 214 trucks and 239 trailers, including 5 trucks and 4 trailers which are leased under capital (financing) lease arrangements, all of which are owned by us. According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021.

•        We have an experienced and dedicated management team.    Our management team has extensive knowledge of and experience in the logistics industry in the PRC. For example, Mr. Xin Hu, our Chief Executive Officer and Chairman, has approximately 25 years of experience in the logistics industry; Mr. Peng Long, our fleet operation manager, has over 20 years of experience in the logistics industry and over ten years of experience with our company.

Growth Strategies

Our business model and competitive strengths provide us with multiple avenues for growth. We intend to execute the following key strategies:

•        To Expand our service offerings to cover all aspects of the global supply chain logistics services.    We plan to expand our service offerings to cover all aspects of the global supply chain logistics services and to provide one-stop logistics services to meet the diversified and in-depth needs of our customers. We will invest in logistics facilities and infrastructures such as fleet, warehouses, and equipment to improve our one-stop logistics service capabilities. We will gradually expand the scope of our logistics services to providing freight-forwarding cargo space booking services and import/export customs declaration services.

•        To Establish our service presence in the U.S. market.    The U.S. has long been one of the world’s largest trade importers and exporters. We plan to expand our presence in the U.S. market by setting up regional offices at major port cities in the U.S. We plan to acquire quality local warehouses and storage spaces in major cities in the U.S. We plan to selectively pursue mergers and acquisitions, investments and partnerships with freight service providers in the U.S. to develop our capacity in serving U.S. customers.

•        To Expand and optimize our fleet in a flexible and orderly manner.    We believe that a sizeable fleet is required for maintaining competitiveness in the logistics industry as we expect the customer demand will remain strong during and after the COVID-19 pandemic. For such reason, we plan to expand our fleet size by purchasing more trucks, trailers, and other vehicles and equipment. In the future, we may also attempt to operate new energy trucks, subject to the latest technology development, regulatory requirements, and market conditions.

•        To Improve our operational efficiency through strengthening our technologies.    We plan to develop our technological platform, in-house integrated cloud-based supply chain and freight management systems in order to sustain our competitive edge in technology innovation. We plan to improve our capabilities in smart systems and infrastructure, including establishing VR/AR-empowered logistics centers, fully automated warehouses and distribution centers, and unmanned delivery vehicles.

•        To Maintain stable relationships with our major customers and expand our customer base.    Maintaining good relationships with our existing customers and suppliers has always been important to us as it ensures a platform for cross-selling our services and improves our network and reputation within the logistics industry. We are constantly expanding our portfolio of services to ensure their needs are catered. Such efforts include upgrading our vehicle fleet and technology and improving our operational flow to minimize downtime and increase efficiency.

Impact of COVID-19

The outbreak of respiratory illness caused by a novel coronavirus (COVID-19) was first emerged in China in late 2019 and continues to expand within the PRC and globally. The container trucking services and logistic industry in the PRC have been and may continue to be adversely impacted by the COVID-19 pandemic. The economy slowdown and/or negative business sentiment have a negative impact on the logistic industry and our business operations and financial condition have been and may continue to be adversely affected. With an aim to containing the COVID-19 pandemic, the PRC government had imposed extreme measures across the PRC, particularly during the first half of 2020 and the first half of 2022, including complete or partial lockdown measures across various cities in the PRC, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, and the mandatory quarantine requirements on infected individuals and anyone deemed potentially infected of COVID-19, among others. The COVID-19 pandemic in China and the government measures in response have also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China.

COVID-19 pandemic was an unprecedented disruption to international trade, as production and consumption levels in the PRC and across the world were scaled down due to measures to reduce the spread of the disease; hence the associated needs for logistic services have been adversely impacted. COVID-19 has also caused significant disturbances in the global supply chain, due to the disruptions and challenges in managing numerous bottlenecks caused by social distancing and labor disruptions on top of lockdowns and the border closures that restricted the flow of goods. To prevent the import of COVID-19 cases, the PRC government requires the ports handling international cargo to strictly implement closed-loop management as well as the risk-graded management of inbound cargo. These measures have significantly increased the burden on port facilities and lead-time, resulted in port congestion, shrink in labor supply, and decrease of efficiency of logistic supply chain.

The COVID-19 pandemic has, to a limited extent, adversely affected our business operations and operating results for year ended December 31, 2020. To contain the spread of COVID-19 in January 2020, the PRC government has taken several actions, which included extending the Chinese Spring Festival in 2020, restriction of movement and transportation, and suspension of operations of non-essential companies. We believe the COVID-19 pandemic situation in early 2020 and the aforesaid government-imposed restrictions and had a limited effect to our operation, since February and March 2020 as our business are typically lower around Chinese national holidays, including Chinese New Year in the first quarter of each year, as consumer spending levels and shipment levels tend to decline during such time. We have seen an increase in demand for our services since April 2020 as the COVID-19 pandemic became gradually under control starting from the 2nd quarter of 2020 in China.

Furthermore, we believe that even though the COVID-19 pandemic brought certain negative impact to our financial condition and operations during the first two quarters of year 2020, it did not materially impact our financial condition and operations for the year ended December 31, 2020 in general. For years ended December 31, 2022 and 2021, the negative impact of the COVID-19 pandemic to our business was significantly mitigated by: (1) the soaring of service fee caused by port congestions, increase of supply chain lead time, and reduction of shipping line; (2) the scarcity of container supply caused by the disequilibrium in the demand and supply of containers, disrupted container’s normal flow, the high upsurge in Chinese export upon China’s recovery from first wave of COVID-19, and the demand of Chinese businesses to ship the overstock accumulated during COVID-19 lockdown; and (3) significant increase demand of our services stretching our transportation capacity.

Leveraging our relationship and extensive network with our customer, ports, and market players in the logistic industry, and our in-depth knowledge on logistics service, we were able to secure sufficient containers and sufficient freight capacity to meet most of our customers’ demands. Furthermore, due to container shortage, most of our customers often pay upfront in whole or are willing to accept a shorter credit period to secure the container and our transportation capacity, shortening our account receivable collection period.

The PRC government imposed a lockdown in Shanghai Municipality, where we are headquartered, from late March, 2022 to early June, 2022 (the “Shanghai Lockdown”) in an effort to contain the outbreak of COVID-19 Omicron variant, and all the businesses in Shanghai were closed. Our business and operations were suspended during the Shanghai Lockdown. During the Shanghai Lockdown period, we imposed work-from-home policy and continued liaising with our customers and suppliers. The Shanghai Lockdown was over in June 2022, so business in Shanghai has since resumed. Due to suspension of business operation during the Shanghai Lockdown, we generated minimal revenue but still must incur certain costs such as staff costs, depreciation expenses and utility costs during the Shanghai Lockdown. Since substantially all our operations are conducted in Shanghai with the geographical focus primarily serving the East China region, we expect the Shanghai Lockdown has material adverse impact on our financial performance for the year ended December 31, 2022.

In December 2022 and until the date of the prospectus, the PRC government has loosened the COVID-19 restriction. As a result, during December 2022 to February 2023, we have witnessed an exponential increase of infection rate of COVID-19 in the PRC. Significant numbers of our employees were infected by the COVID-19. During the aforementioned period, we experienced shortage of driver and labor, interruption of operation, and difficulties in meeting customers’ order and demand. Since March 2023, the COVID-19 pandemic has subsided and no longer has a material adverse impact on our financial performance.

The degree to which the COVID-19 outbreak ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic in the PRC and globally, the PRC government’s policies to contain the outbreak and the impact on the shipping industry and the supply chain, all of which are highly uncertain and unpredictable, and are likely adversely affect our business and results of operations. It is also uncertain whether and when the PRC government would reimpose any COVID-19 control measures as it has implemented as before. If the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be adversely affected as the result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee.

Risk Factors Summary

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Class A Ordinary Shares to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Special Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and the significance of forward-looking statements in the context of this prospectus.

The following is a summary of what we view as our most significant risk factors:

Risks Related to Our Business and Industry

•        None of our service agreements with our customers are on an exclusive basis. We generally do not enter into any long-term contracts with our customers. Therefore, we may not be able to maintain a stable source of revenue.

•        Our client demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match such demand.

•        We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

•        We are affected by seasonality experienced in the container trucking services and commerce industries, and we are also dependent on our clients’ business performance and their continuing demand for international import and export services.

•        Portion of our service are outsourced to subcontractors and/or other container trucking services providers. Our business and results of operations may be materially and adversely affected if we or other container trucking services provider are unable to provide high-quality services to our clients.

•        We historically, currently, and expect to continue to substantially rely on a limited number of drivers-outsourcing companies, for the supply of drivers through drivers-outsourcing arrangements to operate our fleet. The partial or complete loss of these drivers-outsourcing companies as the supplier of drivers, and any shortage of, or delay in, the supply of drivers from these companies may adversely impact on our business and results of operation.

•        We face risks associated with the items handled and transported through our container trucking network and risks associated with transportation.

•        Our business and growth are affected by various macroeconomic factors and business risks that are largely beyond our control. A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

•        We are susceptible to the fluctuations in fuel price. Any significant increase in fuel price may adversely affect our profitability and financial condition.

•        Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business. Overall tightening of the labor market, increases in labor costs or any labor unrest, including strikes, may affect our business as we operate in a labor-intensive industry.

•        From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

•        We, our directors, senior management are subject to various claims and lawsuits in the ordinary course of business and increases in the amount or severity of these claims and lawsuits could adversely affect us.

•        We are subject to extensive environmental laws and regulations, and the costs related to compliance with, or our failure to comply with, existing or future laws and regulations, could adversely affect the business and results of operations.

•        Our business operations are extensively impacted by the policies and regulations of the PRC government. Failure of us to obtain, maintain or update necessary licenses, approvals or permits may have material adverse effect on our business, financial condition and results of operations.

•        The lease agreements of our facilities have not been registered with the relevant PRC government authorities as required by PRC law. Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

•        We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

•        Any trademarks we may obtain may be infringed or successfully challenged, and any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

•        We have limited insurance coverage which could expose us to significant costs and business disruption, and insurance and claims expenses could significantly reduce our earnings.

•        Our business operations have been and may continue to be adversely affected by the outbreak of the coronavirus disease (COVID-19). Our operation may also be subject to catastrophic events and exposed to disruptions due to bad weather, possible occurrences of natural disasters, epidemics and other diseases and uncertainties, traffic congestions and public civil movements.

For a detailed description of the risks above, please refer to pages 19 – 39.

Risks Related to Doing Business in China

•        Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

•        The political relationships between China and other countries or regions, changes in international trade or investment policies and barriers to trade or investment, and the ongoing conflict and trade war between the U.S. and China may affect our business operations.

•        The interpretation, application, and enforcement of PRC laws may change from time to time, including the possibility of sudden or unforeseeable changes to the PRC laws and regulations that may occur before we are able to be in compliance with, which may have a significant adverse effect on us.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

•        The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•        We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

•        The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. The governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•        The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirement.

•        We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

•        Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

•        Governmental supervision and regulations of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

•        Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

•        Compliance with stricter labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

•        The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

•        PRC regulations relating to offshore investment activities by PRC residents may limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

•        Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

•        If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

•        We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

•        To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to restrictions and limitations under applicable PRC laws and regulations to the transfer of cash or assets.

•        Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

•        If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

For a detailed description of the risks above, please refer to pages 39 – 53.

Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares

•        Our CEO has control over key decision making as a result of his control of a majority of our voting shares. Furthermore, as a “controlled company” under the Nasdaq Stock Market Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. Certain judgments obtained against us by our shareholders may also not be enforceable.

•        Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

•        The trading of our Class A Ordinary Shares could experience extreme stock price run-ups followed by rapid price declines and strong stock price volatility as experienced in recent initial public offerings.

•        We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

•        We do not intend to pay dividends for the foreseeable future.

•        Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

For a detailed description of the risks above, please refer to pages 53 – 60.

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which became law in December 2020, our Class A Ordinary Shares will be prohibited from trading on a U.S. exchange if our auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”). The HFCAA, as originally enacted, prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. In December 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was signed into law, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of the PRC authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

As of the date of the prospectus, our auditor, ZH CPA, LLC is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021 as they are not on the list published by the PCAOB. As a firm registered with the PCAOB, ZH CPA, LLC is headquartered in Denver, Colorado, and is subject to laws in the United States which provide that the PCAOB shall conduct regular inspections to assess the auditor’s compliance with the applicable professional standards. We have no intention of dismissing ZH CPA, LLC in the future or engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB.

However, to the extent that our auditor’s work papers may, in the future, become located in mainland China or in Hong Kong, such work papers may not be available for inspection by the PCAOB if authorities in the PRC or Hong Kong were to take a position at that time that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. If such lack of inspection were to extend for the requisite period of time under the HFCAA, and if the PCAOB were then to issue new determinations based on its inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by an authority in those jurisdictions, our Class A Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange. In addition, inspections of certain other firms that the PCAOB has conducted outside of the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Therefore, in addition to subjecting our securities to the possibility of being prohibited from trading or delisted from a U.S. exchange, the inability of the PCAOB to conduct inspections of our auditors’ work papers in the PRC or Hong Kong would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that are subject to PCAOB inspections. As a result, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in China — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 51.

PRC Regulatory Permissions

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. As of the date of this prospectus, neither we nor any of our PRC Subsidiaries has been informed by any PRC governmental authority that we or any of our PRC Subsidiaries is a “critical information infrastructure operator.”

We also do not possess over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, and our business does not involve data possessing that affects or may affect national security. As advised by our PRC legal adviser, Tian Yuan Law Firm, and based on the foregoing, we do not believe that we are subject to the cybersecurity review with the CAC. As of the date of this prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. Pursuant to the Trial Measures and the above notice, we are required to complete the filing procedure with the CSRC under the Trial Measures prior to the completion of this offering. As of the date of this prospectus, we are preparing materials for the above filing procedures and plan to submit the filing with CSRC under the Trial Measures as soon as practicable. In addition, since the Trial Measures was newly promulgated, its interpretation, application and enforcement has yet to be assessed. We cannot assure you whether we could complete the filing procedure in a timely manner, or at all, as well as whether there will be other regulatory requirements related to overseas securities offerings and other capital markets activities. If we and our subsidiaries (i) do not receive or maintain such filings, permissions or approvals required by the PRC government, (ii) inadvertently conclude that such filings, permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such filings, permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Risk Factors — Risks Related to Doing Business in China”.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•        the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        a delay in adopting new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

Implication of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. We are, and will remain, a “controlled company” as defined under the Nasdaq Stock Market Rules, as our Chief Executive Officer and Chairman of the Board, Mr. Xin HU, will hold [42.60]% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, and therefore will be able to exercise [76.76]% of the total voting power of our issued and outstanding share capital, upon consummation of this offering, assuming that the underwriters do not exercise their over-allotment option.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. See “Risk Factors — Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares — Our CEO has control over key decision making as a result of his control of a majority of our voting shares.”, and “Risk Factors — Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares — “As a “controlled company” under the Nasdaq Stock Market Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and will comply fully with the Nasdaq listing standards at the time of listing.

Transfers of Cash to and from Our Subsidiaries

OUI Global is a holding company with no operations of its own. We conduct our operations in the PRC primarily through our PRC Operating Subsidiary, TKE Zhenbiao. We may rely on dividends to be paid by our PRC Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

OUI Global is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong, Tokuen HK Limited (“Tokuen HK”) and Wah Mou International Company Limited (“Wah Mou International”), through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Tokuen HK and Wah Mou International are also permitted under the laws of Hong Kong to provide funding to OUI Global through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from OUI Global to Tokuen HK and Wah Mou International or from Tokuen HK and Wah Mou International to OUI Global. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our subsidiaries in the PRC to pay dividends to their shareholders, and ultimately to OUI Global only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends except in the event of liquidation.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. We also cannot assure you whether there will be restrictions in the future regarding access to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their shareholders and ultimately the OUI Global, only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on

OUI Global’s ability to transfer cash to investors. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to restrictions and limitations under applicable PRC laws and regulations to the transfer of cash or assets. ” and “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

More restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Furthermore, if our PRC Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

The Company’s business is primarily conducted through its PRC Subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiary. The Company may rely on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident. In order for us to pay dividends to our shareholders, we may rely on payments made from our PRC Operating Subsidiary, i.e., TKE Zhenbiao, to Tokuen HK and/or Wah Mou International, from Tokuen HK and/or Wah Mou International to OUI Global. Certain payments from our PRC Operating Subsidiary to Tokuen HK and/or Wah Mou International are subject to PRC taxes. The Company’s subsidiaries have not transferred any earnings or cash to the Company to date. As of the date of this prospectus, there has not been any assets or cash transfer between the holding company and its subsidiaries.

As of the date of this prospectus, there has been no distribution of dividends or assets among OUI Global or its subsidiaries. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Subject to the Companies Act (As Revised) of the Cayman Islands and our amended and restated memorandum and articles of association, our board of directors may declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

Corporate Information

Our principal executive office is Room 1801, No.6, Line 3508, YiXian Road, Baoshan District, Shanghai, People’s Republic of China 200441. The telephone number of our principal executive offices is +86 66130875. Our registered office provider in the Cayman Islands is Harneys Fiduciary (Cayman) Limited. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd St 18th Fl, New York, NY 10168.

The Offering

Shares Offered by us:	[3,750,000] Class A Ordinary Shares, excluding the over-allotment discussed below
Shares Issued and Outstanding immediately prior to the Offering:

•   [9,850,000] Class A Ordinary Shares, including [850,000] Class A Ordinary Shares that we will issue to the holders of the Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note before this Offering, assuming that all of Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note have been converted in full into our Class A Ordinary Shares at an assumed conversion price of US$ [2] before the Offering; and

•   [2,000,000] Class B Ordinary Shares

Shares Issued and Outstanding immediately after the Offering:	[13,600,000] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriters exercise the over-allotment option in full) and [2,000,000] Class B Ordinary Shares.
Voting Rights:

•   Each Class A Ordinary Shares entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

•   Each Class B Ordinary Shares entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

•   Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

•   Mr. Xin HU, the chairman of our board of directors and Chief Executive Officer, will beneficially own approximately [76.76]% of the aggregate voting power, assuming that the underwriters do not exercise their over-allotment option, of our issued and outstanding share capital immediately following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information

Over-Allotment:	OUI Global has granted to the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to [*] additional Class A Ordinary Shares.
Offering Price per Class A Ordinary Share:	We estimate the initial public offering price will be between US$[4] and US$[5] per Class A Ordinary Share.
Gross Proceeds:	Approximately $[*], excluding proceeds from the exercise of the Underwriters’ over-allotment option
Lock-up

We, our directors, officers, and 5% or greater shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares for a period of six (6) months from the date of this prospectus. See “Underwriting” for more information.

Proposed trading market and symbol:	We have applied for the listing of our Class A Ordinary Shares on the Nasdaq Global Market under the symbol “TKE”.
Transfer Agent:	[*]
Risk Factors:

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Class A Ordinary Shares.

Use of Proceeds:

We intend to use the proceeds from this offering for hiring of additional workforce, purchasing of tractors and other vehicles, upgrading our information technology infrastructure, strategic acquisition in the United States and the PRC, developing our United States logistics service network, and working capital and general corporate purposes. See “Use of Proceeds” on page 62 for more information.

RISK FACTORS

Before you decide to purchase our Class A Ordinary Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Class A Ordinary Shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

None of our service agreements with our customers are on an exclusive basis. We also generally do not enter into any long-term contracts with our customers. Therefore, we may not be able to maintain a stable source of revenue generated from our container trucking business.

We generally do not enter into long-term contracts our customers, who make bookings with us for trucking service and the cargo space on an as-needed basis. We rely on our customers to make continuous engagement for our services and cargo space from us to maintain a stable source of revenue. Customer’s demand could be affected by unpredictable factors, such as regional and global political and economic conditions. Furthermore, none of our service agreements with our customers are on an exclusive basis and our customers can engage other logistics services provider(s) for the provision of transportation and its related services in addition to or in lieu of us.

Though we have had stable business relationships with our major customers, we cannot be certain that sales to our existing customers, including our major customers, will continue. There is no assurance that our major customers will not engage one or more service providers for the provision of logistic services during the term of our service agreements with them. There is no assurance that our existing customers will not engage other logistic providers whom they perceive to offer lower prices or better services than ours. There is no certainty that we will continue to generate a stable revenue from our customers, and we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our revenue is therefore susceptible to fluctuations in the demand of our services from our customers and any significant reduction of bookings from our customers could materially affect our business, financial condition and results of operations.

We are dependent on our customers’ business performance and their continuing demand for international import and export services

As a road freight service provider in the PRC, our PRC Operating Subsidiary, TKE Zhenbiao, primarily engage in the provision of import and export container trucking services to our customers, primarily include sizeable logistics companies, freight forwarders and warehouse operators in the PRC, to serve their needs along their roles in the logistic service value chain. We are therefore dependent on other logistic services provider’s business performance and developments in their markets and industries, which ultimately depends on the business performance of the downstream consigners (those who initiate the movement or transport of goods, such as trading companies, wholesalers, distributors, and manufacturing companies). Any material adverse change to the social and economic condition and international trade in the PRC and globally may affect their business and financial performance, which may in turn affect our business and financial condition. If the financial and business performance of other freight forwarders deteriorate, it will likely cause a corresponding decrease in demand for our freight forwarding services. Adverse changes in their demand, and if we cannot absorb their direct shipper customers, it could materially and adversely affect our business, financial condition, and results of operations.

We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

Our top 5 customers collectively accounted for approximately 18.1% and 20.80% of our revenue for the year ended 2022 and 2021, respectively. Furthermore, we generated a significant portion of our revenues from a single largest customer, for the year ended 2022 and 2021, respectively, which accounted for 4.7% and 7.4% of our total revenues respectively. Loss of business from major customers could reduce our revenues and significantly harm our business, based on a number of factors other than our performance, such as: general economic and international trade environment; downward pricing pressures on the rates our customers can charge to their end-customers; the seasonality; business combinations and the overall growth of our customer’s underlying business; and any disruptions to our customers’ businesses. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities.

We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale from specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2022, we recorded accounts receivable amounted to $16,861,814, of which approximately $340,215 was allowanced. As of December 31, 2021, we had accounts receivable recorded at $18,572,6428, of which $240,993 was allowanced. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

Our cash flow position may deteriorate owing to the difference in timing between receipt of payments from our customers and payments to our suppliers and subcontractors if we are unable to manage such timing difference and its impact on our cash flow properly.

For our daily operations, we outsourced a portion of our container trucking services to external transportation companies, and sourced tires and fuel oils from the third-party suppliers. Our cash flows depend on timely receipt of payments from our customers to meet our payment obligations to our suppliers and subcontractors. As of December 31, 2022 and 2021, our accounts payables amounted to approximately $12,177,072 and $12,061,672, respectively, whereas the respective accounts payables accounted for approximately 66.9% and 63.0% of our total current liabilities, respectively. Our accounts receivable turnover days were approximately 99.3 and 87.6 days, respectively, during 2022 and 2021. As a result of the above, our daily operation has to rely on our internal resources, bank borrowings and loans from shareholders to maintain our cash flow and satisfy the needs of our daily operations. If we fail to manage the timing difference between receipt of customer payments and supplier payments, or if the timing difference is further aggravated, we may have to resort to reserve further funds from our internal resources and/or obtain banking facilities and/or shareholder loans to meet our payment obligations, which may not be readily available, or if available on reasonable economic terms and our financial condition may be materially and adversely affected as a result.

Client demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match such demand.

We make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs, and other resource requirements based on our estimates of client demand. The freight/container volume we generate from clients can vary significantly and unexpectedly, reducing our ability to accurately estimate future client demand. We may potentially experience capacity and resource shortages in fulfilling client orders during peak season. Failure to meet client demand in a timely fashion or at all adversely affect our financial condition and results of operations.

We are affected by seasonality experienced in the container trucking services and commerce industries.

Our business has been, and is expected to continue to be, affected by seasonality experienced in the container trucking services and commerce industries. We typically experience a seasonal surge in sales during the fourth quarter of each year as a result of year-end sales promotions by online and offline merchants throughout China, which may impose challenging resource and capacity demands on our business operations, which may impose challenging resource and capacity demands on our business operations. Seasonality also makes it challenging to forecast demand for our services, as the truck and freight management and store sales volumes can vary significantly and unexpectedly. We make planning and spending decisions, including those relating to capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimates of demand. Failure to meet demand associated with the seasonality in a timely manner may materially and adversely affect our business, financial condition and results of operations.

Portion of our service are outsourced to subcontractors and/or other container trucking services providers. Our business and results of operations may be materially and adversely affected if we or other container trucking services provider are unable to provide high-quality services to our clients.

Our services are substantially provided by our self-owned vehicle fleet operated by the drivers supplied by driver outsourcing companies. At the same time, in the case of a surge of demand or the emergency need for additional transportation capacity, we may subcontract a portion of our services to subcontractors, through the fleets that are owned and operated by subcontractors, who are responsible for maintaining and operating their own fleets and paying their own fuel, insurance, licenses and other operating costs.

Although we have a stable relationship with our subcontractors, there is no assurance that we would be able to maintain such a relationship with them in the future. Furthermore, although we usually enter into master agreements with our subcontractors, pursuant to the master agreement, we only subcontract these third parties’ fleet on on-demand basis. There is no assurance that our subcontracting arrangement may supply sufficient transportation capacity to meet our demand, especially in the circumstance of spike of demand of our services. Even if we may secure sufficient capacity from the subcontractors, we may incur additional costs for sourcing alternative services providers at a price higher than we originally anticipated. Any significant increase in the service fees charged by our subcontractors may have an adverse impact on our financial results. This could adversely affect the profitability of our business. Further, there are difficulties to engage the subcontractors with the requisite expertise, experience and capability that can meet our business needs and tight delivery schedules with competitive prices and acceptable terms of service in a timely manner. In addition, we are not sure that our all customers will allow us to subcontract our business in the future. In such event, our ability to complete our container trucking services on time with effective cost could be impaired, thereby damaging our business reputation and adversely affecting our operations and financial results.

There is also no assurance that we will be able to monitor the performance, services quality and safety standards of our subcontractors as directly and efficiently as with our own staff and the third-party transportation providers may be unable to provide services in a timely, reliable, safe, and secure manner. If their performance is below our requisite standards or those of our customers, these sub-standard services may adversely damage our business reputation, cause our customers to deduct our service fees, negatively affect the relationship with our customers and potentially expose us to litigations and claims from our customers.

We historically, currently, and expect to continue to substantially rely on a limited number of drivers-outsourcing companies, for the supply of drivers through drivers-outsourcing arrangements to operate our fleet. The partial or complete loss of these drivers-outsourcing companies as the supplier of drivers, and any shortage of, or delay in, the supply of drivers from these companies may adversely impact on our business and results of operation.

As of the date of prospectus, there are approximately 200 drivers available for deployment supplied by drivers-outsourcing companies. For years ended December 31, 2021 and 2020, our PRC Operating Subsidiary, TKE Zhenbiao, relied on Shanghai Linhan International Logistics Co. Ltd. (“Shanghai Linhan”), a related party to us, and Shanghai Yuhui Freight Forwarding Co. Ltd. (“Shanghai Yuhui”), through the drivers-outsourcing arrangements. For years ended December 31, 2021, we incurred US$25.8 million of driver outsourcing cost (40.3% of our cost of revenues for the respective years) to Shanghai Linhan and Shanghai Yuhui.

Since September 1, 2020 and July 22, 2022, TKE Zhenbiao have ceased our business relationship with Shanghai Yuhui and Shanghai Linhan, respectively. Currently, since February 14, 2022, TKE Zhenbiao have engaged two drivers-outsourcing companies, Shanghai Qianying Supply Chain Management Co. Ltd. (“Shanghai Qianying”) and Shanghai Yanzhou Supply Chain Management Co. Ltd. (“Shanghai Yanzhou”), all of which are independent third parties, as our driver suppliers. We have entered Master Labor Outsourcing Agreements with Shanghai Yanzhou and Shanghai Qianying, respectively. Pursuant to the Master Labor Outsourcing Agreements, Shanghai Yanzhou and Shanghai Qianying provide drivers for TKE Zhenbiao’s deployment, pursuant to its requested headcounts, for the terms of 1 year and 11 months. In addition, either TKE Zhenbiao or Shanghai Yanzhou and Shanghai Qianying may terminate the relationship in the event of a material breach. For the year ended December 31, 2022, we incurred US$8.5 million and US$13.8 million of driver outsourcing cost (13.9% and 22.5% of our cost of revenues) to Shanghai Yanzhou and Shanghai Qianying.

Given the materiality of the steady and stable supply of qualified drivers to our operations, and the fact that we only rely on a limited number of drivers-outsourcing companies for the supply of drivers through drivers-outsourcing arrangements, without an in-house driver team, we may face a number of risks and uncertainties and there can be no assurance that (i) the drivers-outsourcing companies will continue to prioritize their supply of driver to us or supply drivers to us at all, (ii) the drivers-outsourcing companies’ driver supply will remain stable or the driver quality provide to us will not materially deteriorate, (iii) the drivers-outsourcing companies will not unilaterally increase its service pricing, (iv) the drivers-outsourcing companies and their drivers supplied to us through drivers-outsourcing arrangements will not engage in any wrongdoing or misconduct, or (v) our good relationship with the drivers-outsourcing companies will not deteriorate. Our operation, overall business and results of operations may be adversely affected if any of the foregoing factors were to materialize.

Although we believe that we can locate replacement driver suppliers readily on the market for prevailing prices, if relationship with Shanghai Yanzhou and Shanghai Qianying were to cease, any difficulty in replacing a drivers-outsourcing company on terms acceptable to us could negatively affect our business and operations to the extent it results in higher cost, less favorable terms, or shortage of driver supply, especially in the context of current shortage and the intense competition for the qualified drivers in the PRC. Any disruption in the supply of drivers could result in significant disruption to the fleet deployment, customer order fulfilment and our business operations, which would materially adversely affect our business, financial condition, results of operations and growth prospects.

Difficulty in obtaining material, equipment, goods and services from our vendors and suppliers could adversely affect our business.

The operation of TKE Zhenbiao, as a contrainer trucking services provider, is dependent upon the suppliers for certain products and materials, including fuels, trucks, tractors and trailers, and their component. We manage the over-the-road fleet to a five-year trade cycle with the current average age-of-fleet of our vehicles at approximately six years. Accordingly, we rely on suppliers of our trucks and truck components to maintain the age of our fleet. We believe that we have positive relationships with our suppliers and are generally able to obtain favorable pricing and other terms from such parties. If we fail to maintain these relationships with our suppliers, or if our suppliers are unable to provide the products and materials we need or undergo financial hardship, we could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. Subsequently, our business and operations could be adversely affected.

We face risks associated with the items handled and transported through our container trucking network and risks associated with transportation.

TKE Zhenbiao handles and transports a large volume of shipments across our trucking services network, and face challenges with respect to the protection, inspection, and control of these items. Cargos, containers, and/or shipments in our trucking services network may be stolen, damaged or lost for various reasons, and we and our agents may be perceived or found to be liable for such incidents. In addition, TKE Zhenbiao, in its operations, may fail to screen shipments and detect unsafe or prohibited/restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other items or facilities in our freight services network, injure recipients and harm our personnel and assets. Furthermore, we transport the containers that is pre-loaded by our customers, the containers entrusted us for transportation are sealed and/or locked before our customers engages our transportation services. We may fail to prevent prohibited or restricted items from entering into our services network, and if we participate in the transport and dispatch of such items, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation.

Our business operations involve inherent risks. We constantly have a large number of vehicles and personnel in transportation and a large number of cargos, containers, and other items in facilities that we rent, and are therefore subject to risks associated with storage and transportation safety including transportation related injuries and losses. For example, from time to time, our vehicles and personnel may be involved in accidents, as a result of which the items and container they transport may be lost or damaged and the accidents may cause personal injuries. In addition, frictions or disputes may occasionally arise from the personal interactions between our pick-up and dispatch personnel and senders or recipients. Personal injury or property damage may occur in connection with such incidents. Additionally, we face vicarious liability for traffic accidents, deaths, injuries, cargo damage or other incidents that are caused by our vehicles. Under cooperation with our major customers, we may be liable for any damages to the goods, equipment and premises of the customers caused by us during the provision of our transportation services, and we are also liable for any loss or damages to the goods that are in our custody and for any non-compliance of relevant laws and regulations in the PRC. Our insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all potential liabilities. These incidents may also subject us to negative publicity, which could adversely affect our business, operating results, and future prospects.

Any of the foregoing could disrupt the services of TKE Zhenbiao, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable for any injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our platform participants, our business volume may be significant reduced, and our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition which could adversely affect our results of operations and market share.

We operate in a highly competitive and fragmented industry. Not only we compete with many local, regional, and national trucking service carriers in the PRC, we also must compete with air cargo, railroads, freight forwarders and other transportation companies. In addition to established market players, we also face competition from new market entrants. Increased competition may lead to a loss of market share, increasing difficulty in launching new service offerings, reduction in revenue or increase in operating costs and expenses, any one of which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, some of our competitors may have greater access to equipment, a larger fleet, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Our competitors may from time to time adopt active growth strategies, such as establishment of new infrastructure, strategic mergers and acquisitions, among others. Failure to effectively respond to these could harm our competitive edge, and thus have a material adverse impact on our business, financial condition, and results of operations. Such reductions may limit our ability to maintain or increase our prices, maintain our operating margins, or achieve growth in our business. Numerous competitive factors could impair our ability to maintain or improve our profitability. We may not be able to successfully compete against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations. The abovementioned factors include the following:

•        Many of our competitors periodically reduce their rates to gain business, especially during times of reduced growth in the economy. This may make it difficult for us to maintain or increase freight rates or may require us to reduce our freight rates. Additionally, it may limit our ability to maintain or expand our business.

•        Since some of our customers also operate their own private trucking fleets, they may decide to transport more of their own freight.

•        Many customers periodically solicit bids from multiple carriers for their shipping needs, despite the existence of dedicated contracts, which may depress service rates or result in a loss of business to our competitors.

•        The continuing trend toward consolidation in the road freight or land transport industry may result in more large carriers with greater financial resources and other competitive advantages, with which we may have difficulty competing.

•        Higher fuel prices and higher fuel surcharges to our customers may cause some of our customers to consider freight transportation alternatives, including rail transportation.

•        Advancements in technology may necessitate that we increase investments in order to remain competitive, and our customers may not be willing to accept higher service rates to cover the cost of these investments.

•        Competition from freight logistics and brokerage companies may negatively impact our customer relationships and freight rates.

Our customers could become our competitors.

Significant portion of our customers are logistic services providers, such as freight forwarders, port services providers, supply-chain management companies, which may have the capability and financial resources to diversity and own their own vehicle fleet. These customers may also continue to evaluate whether to own their vehicle fleet or engage other transportation companies to provide the logistics services. If, however, our clients are able to develop their own logistics and supply chain solutions, increase utilization of their in-house supply chain, such customers could reduce or eliminate their need of our services, which would subsequently result in a reduction of our revenue and would adversely affect our business and results of operations.

Our business and growth are affected by various macroeconomic factors and business risks that are largely beyond our control.

The global and domestic road freight and land transport market has historically experienced cyclical fluctuations in financial performance due to economic recessions, reductions in per capital disposable income and levels of consumer spending, downturns in the business cycles of shippers, interest rate fluctuations and economic factors beyond our control. Any deterioration in the economic environment subjects our business to various risks. During economic downturns, whether in China or globally, the reduced economic activities leads to reduction of the overall demand for container transportation service, and will reduce demand for our services and exert downward pressures on our prices and margins.

We have material expenses that are fixed for a period, which we may not be able to adequately adjust in a period of rapid changes in market demand. Economic conditions that decrease shipping demand or increase the supply of capacity in the trucking service market can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. Declining freight levels and rates, a prolonged recession or general economic instability could result in declines in our results of operations, which declines may be material. In addition, it may be more difficult to match our staffing levels to our business needs. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiency.

In particular, we believe that some of the most significant factors beyond our control that may negatively impact our operating results are economic changes that affect supply and demand in logistic industry. Our container trucking services typically serve customers covering the full spectrum of the supply chain, from manufacturers, to distributors, merchants and retailers across the entire commerce landscape in China. As a result, our future business opportunities depend upon the continued development of China’s commerce landscape and the related demand for nationwide road freight services. The future development and landscape of the commerce sector in China are affected by a number of factors, many of which are beyond our control. These factors include the consumption power and disposable income of consumers, as well as changes in demographics and consumer preference, and other factors such as:

•        changes in customers’ inventory levels, including shrinking product/package sizes, and in the availability of funding for their working capital;

•        commercial driver shortages;

•        industry compliance with an ongoing regulatory environment.

•        excess truck capacity in comparison with shipping demand; and

•        downturns in customers’ business cycles, which may be caused by declines in consumer spending.

Moreover, other factors, such as changes in government policies, laws and regulations can also influence the development of the commerce sector in China. If the commerce sector in China and its demand for nationwide trucking services fail to develop as we expect, our business and growth could be harmed. Any material adverse change, disruption, discontinuity in the traffic and functions of major manufacturers, distributors, merchants and retailers in China could severely limit our ability to continue growing our business. The risks associated with these factors are heightened when the Chinese economy is weakened. Some of the principal risks during such times are as follows:

•        low overall freight levels, which may impair our asset utilization;

•        customers with credit issues and cash flow problems;

•        changing freight patterns resulting from redesigned supply chains, resulting in an imbalance between our capacity and customer demand; and

•        customers bidding out freight or selecting competitors that offer lower rates, in an attempt to lower their costs, forcing us to lower our rates or lose freight.

We also are subject to cost increases outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel and energy prices, driver wages, taxes and interest rates, tolls, license and registration fees, insurance premiums, regulations, revenue equipment and related maintenance costs and healthcare and other benefits for our associates. We cannot predict whether, or in what form, any such cost increase or event could occur. Any such cost increase or event could adversely affect our profitability.

In addition, events outside our control, such as strikes or other work stoppages at our facilities or at customer, port, border or other shipping locations, weather, actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign country or group located in a foreign country or heightened security requirements could lead to reduced economic demand, reduced availability of credit or temporary closing of shipping locations. Such events or enhanced security measures in connection with such events could impair our operations and result in higher operating costs.

We may not be able to implement all or any of our business plans successfully.

As part of our business strategies, we plan to expand our service offerings, establish our service presence in the U.S. market, expand our own fleet of delivery vehicles and labor force, strengthening our technologies and expand our customer base. Such future plan is developed based on a number of assumptions, forecasts and commitment of our management.

We may not succeed in executing our business strategies due to a number of reasons, including the following:

•        we may fail to acquire vehicles or trailers at our expected prices or recruit a sufficient number of skilled drivers and employees to align with our expansion;

•        we may not have sufficient financial resources available;

•        we may fail to expand our sales and marketing network;

•        we may fail to meet our customers’ demands for our services; and

•        we may fail to reach the targets we expect from our expansion and business strategies.

If we fail to successfully implement our business strategies, we may not be able to maintain our growth rate and our business, financial condition and results of operations may be materially and adversely affected.

Expanding our self-owned vehicle fleet may result in a significant increase in our depreciation expenses.

We intend to expand the scale of our own vehicle fleet in order to maintain competitiveness in the logistics industry. Such expansion of our self-owned vehicle fleet may result in a significant increase in our depreciation expenses, which may in turn materially and adversely affect our business, financial condition and results of operations.

We are susceptible to the fluctuations in fuel price. Any significant increase in fuel price may adversely affect our profitability and financial condition.

Our business is highly reliant on the availability of the appropriate fuel and its cost. During the years ended December 31, 2022 and 2021, our fuel costs accounted for approximately 12.4% and 10.0% of our cost of revenues, respectively. Any significant increase in fuel prices will result in a direct increase in our operational costs, thereby adversely affecting our profitability. There can be no assurance that we will be able to pass on the increase in fuel prices to our customers or offset the effects of any future increase in fuel prices.

Fuel prices may fluctuate due to factors out of our control. These factors include, among others, global economic conditions, changes in global crude oil prices, expected and actual supply of and demand for marine fuel, political conditions and geopolitical risks, including warfare, especially in the Middle East, North Africa and West Africa and now, more recently, as a result of the conflict between Russia and Ukraine, changes in laws and regulations related to environmental matters (including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change), changes in pricing or production controls by the Organization of the Petroleum Exporting Countries (OPEC), technological advances affecting energy consumption and supply, energy conservation efforts, price and availability of alternative fuels, and weather. These factors of risk have been exacerbated by the COVID-19 pandemic situation in China and its impact on those product markets as well as the disruption caused by the conflict between Russia and Ukraine and the consequent inflationary pressures from energy related feedstock costs and uncertainties around monetary policy normalization in this high inflationary environment. The macro environment remains highly volatile, with key indicators (such as exchange rate, oil, feedstock cost and inflation) moving with significant increments on a daily basis, in part due to the conflict between Russia and Ukraine, the COVID-19 pandemic, and their respective impacts on supply chains.

We may not be familiar with new regions or markets we enter and may not be successful in offering new products and services or maintain our current growth.

The growth of our company was based on the services we currently provided to existing markets. We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our current success in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing markets and may make it difficult or impossible for us to generate high income in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China or globally, our prospects and results of operations may be adversely affected.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operational results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

•        our ability to attract new customers, maintain relationships with existing customers, and expand our service offerings;

•        the amount and timing of operating expenses related to acquiring customers and the maintenance and expansion of our business, operations and infrastructure;

•        general economic, industry and market conditions in China;

•        our emphasis on customer experience instead of near-term growth; and

•        the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

Damages to brand image and corporate reputation could materially and adversely impact our business.

Our brand image and corporate reputation play an increasingly important role in enhancing our competitiveness and maintaining our business growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to our clients, successfully conduct marketing and promotional activities, manage complaints and events of negative publicity, and maintain positive perception of our Company, our peers, and the road freight or logistics industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including client satisfaction, rate of complaint, and rate of accident, could subject us to damages such as loss of important clients. Any negative publicity against us or our peers could cause damages to our corporate reputation and changes to the government policies and regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our client base, and our business and growth prospects may be adversely affected.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to promote and maintain our brand, while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Competition for experienced drivers and qualified employees is intense. We may not be able to attract and retain the qualified employees needed to support our business. The increases in driver compensation or difficulties attracting and retaining qualified drivers could materially adversely affect the supply of the drivers to operate our fleet, therefore materially adversely affecting our profitability and our ability to maintain or grow our fleet.

As we continue to experience growth, we believe our success depends on the steady supply of a high number of experienced drivers by our driver supplier(s) and qualified employees. The container trucking services we are in is labor-intensive and requires a substantial number of personnel, especially the drivers to operate our fleets. We currently and historically rely on several drivers outsourcing companies as the suppliers of drivers to operate our fleets, through drivers-outsourcing arrangements. As of the date of prospectus, there are approximately 200 drivers available for our deployment through drivers-outsourcing arrangements.

Like many in the transportation sector, we, and the suppliers of drivers may experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. We believe the shortage of qualified drivers and/or intense competition for drivers from competitors will create difficulties in maintaining or increasing the number of drivers as needed at a particular time, and may negatively impact our ability to engage a sufficient number of drivers. The inability to do so may negatively impact our operations. Further, the compensation that the drivers outsourcing companies offer its drivers are subject to market conditions, the increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the drivers-outsourcing companies’, i.e., our driver suppliers’ ability to provide drivers for our operation and the ability of TKE Zhenbiao to recruit drivers, hence adversely affect our profitability. If our driver suppliers are unable to continue to attract and retain a sufficient number of drivers, TKE Zhenbiao could be forced to, among other things, adjust in the negative our customer agreements, cancel orders, lose revenue-generating contracts, employ drivers to establish TKE Zhenbiao’s in-house driver team, engage other driver outsourcing companies at less favorable terms, hire drivers at higher costs, and/or subcontract more customers orders to subcontractors at a higher fee, any of which could adversely affect our growth and profitability.

Moreover, our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees with sufficient knowledge of logistic industry and road freight services. Competition for highly skilled personnel with the relevant experience is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

Overall tightening of the labor market, increases in labor costs or any labor unrest, including strikes, may affect our business as we operate in a labor-intensive industry.

In recent years, the Chinese economy has experienced inflation and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law, we are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the price of our products and services, our financial condition and results of operations may be adversely affected.

We have also observed an overall tightening labor market in the PRC. While we have not experienced any significant labor shortage, we may face such problem in the future. Furthermore, we have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We compete with other companies for labor, and we may not be able to offer competitive salaries and benefits to retain their services. Any failure to retain stable and dedicated labor may lead to disruptions to or delays in our services or other service quality deteriorations.

We have been subject to labor disputes from time to time in the ordinary course of business. We expect to continue to be subject to various legal or administrative proceedings related to labor disputes in the ordinary course of our business, due to the magnitude of the labor force involved. Any labor unrest or strikes directed against us could directly or indirectly prevent or hinder our normal operating activities, and if not resolved in a timely manner, lead to delays in fulfilling our orders. We are not able to predict or control any labor unrest, especially those involving labor not directly employed by us. Further, labor unrest may affect general labor market conditions or result in changes to labor laws and regulations, which in turn could materially and adversely affect our business, financial condition, and results of operations. Should we fail to increase our service prices to offset the additional labor costs in a timely manner or fail to manage labor shortage or labor unrest, our business, operation and financial performance could be adversely affected.

Our success substantially depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel. Their network with our suppliers and customers, management and industrial experience play a key role in our operations. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

We have entered into employment agreements with our senior management and other key personnel. However, these agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce these agreements. These employment agreements also do not contain confidentiality and non-competition provisions. If any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose clients, sensitive trade information, and key professionals and staff members. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

We plan to evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from our normal daily operations;

•        difficulties in successfully incorporating licensed or acquired technology and rights into our services;

•        difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•        regulatory risks; and

•        liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

Any future acquisitions or alliances may not be successful. Furthermore, we may not benefit from our business strategy, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced services or that any new or enhanced services, if developed, will achieve market acceptance or prove to be profitable.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

•        default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

•        acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions, and other general corporate purposes; and

•        creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

We, our directors, senior management are subject to various claims and lawsuits in the ordinary course of business, and increases in the amount or severity of these claims and lawsuits could adversely affect us.

We, our directors, senior management, are subject to lawsuits and other claims related to commercial disputes, personal injury, property damage, labor disputes, disputes with insurance companies and other matters in the ordinary course of our business. Such claims and litigation, whether or not regarding the ordinary course of our business, may damage our reputation and goodwill, thereby adversely affecting our customer base. Developments in regulatory, legislative or judicial standards, material changes to litigation trends, or a catastrophic accident or series of accidents, involving any or all of commercial disputes, property damage, personal injury, disputes with insurance companies and labor disputes could have a material adverse effect on our reputation, business, financial condition and results of operations.

Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

We are subject to extensive environmental laws and regulations, and the costs related to compliance with, or our failure to comply with, existing or future laws and regulations, could adversely affect the business and results of operations.

Our operations are subject to national and local laws and regulations relating to environmental protection, energy conservation, and emission reductions. Sanctions for noncompliance may include revocation of permits, corrective action orders, significant administrative or civil penalties and criminal prosecution. In recent years, the PRC government has strengthened the regulations of environmental protection by enacting new laws and modifying existing laws. Our business involves environmental management and issues typically associated with fuel consumption. We have not received any non-compliance notice or warning from the government regarding environmental violations. However, the PRC government may pass new legislation or amend current laws and regulations and set higher requirements and standards for vehicle operations. Our cost of complying with environmental laws and regulations may increase and we may assign more personnel for environmental compliance. As a result, our financial conditions and results of operation may be materially and adversely affected.

Failure of us to obtain, maintain or update necessary licenses, approvals or permits may have material adverse effect on our business, financial condition and results of operations.

Our services require business licensing and is subject to various laws, administrative rules and industry standards in the PRC. As a road freight services provider, we are required to obtain and maintain numerous approvals, licenses, assurances, accreditations, permits, registrations and certificates from relevant authorities to operate our business. See “Regulations — Regulation Relating to Road Transportation” Under PRC laws, an enterprise engaging in trucking services and road freight transportation is required to obtain a road transportation business operation license from the relevant county-level road transportation administrative bureau. As laws and regulations can be subject to differing interpretations or changes, we may be required by regulatory authorities to obtain additional licenses for our business, failure of which may have a material adverse effect on our business, financial condition and results of operations. New laws and regulations that are enforced from time to time may require additional licenses and permits other than those we currently have. If the PRC government considers us or our PRC Subsidiaries to be operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses, it has the authority, among other things, to levy fines, confiscate incomes, revoke business licenses, or require us to discontinue relevant business or impose restrictions on the affected portion of business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

The vehicles of our fleet, including trucks, tractors, and trailers, must comply with the safety, inspection and licensing laws and regulations of the PRC, including but not limited to, Administrative Provisions on Road Freight Transport and Stations (the “Road Freight Transport Provisions”), the Road Traffic Safety Law of the PRC (the “Road Traffic Safety Law”), and the Implementation Measures of Road Traffic Safety Law of the PRC (the “Road Traffic Safety Law Implementation Measures”). See “Regulations — Regulation Relating to Road Transportation.” Our vehicles must obtain the Road Transport Certificate and the Safety Technical Inspection and Comprehensive Performance Inspection Certificate (the “Inspection Certificate”), as required by the abovementioned safety, inspection and licensing laws and regulations of the PRC to be roadworthy. The drivers operating our fleets of vehicles, including the drivers provided by third-parties or subcontractors, must comply with the safety and licensing requirement under the Regulations on the Administration of Road Transport Practitioners. The duration of Road Transport Certificate and the Inspection Certificate for each of our vehicles varies. There is no guarantee that we will be able to timely renew the Road Transport Certificate or obtain Inspection Certificate for all of our vehicles in operations. There is also no guarantee that drivers servicing/operating our vehicles, especially those provided by the subcontractors, who are beyond our control, may comply with the safety and licensing requirements under the relevant laws and regulations in the PRC. Any failure by us to ensure the drivers operating our vehicles and fleets are licensed and qualified, or failure to obtain/renew Road Transport Certificate, Inspection Certificate, or other approvals, registrations, licenses, assurances, accreditations, permits and certificates necessary for our operations and roadworthiness of our vehicles, or to comply with the terms, conditions, and requirements thereunder, may result in enforcement actions against us, including suspension or termination of licenses, approvals, assurances, accreditations, permits, registrations, and certificates, orders issued by the relevant regulatory authorities causing operations to cease, fines and other penalties, and may include corrective measures requiring capital expenditure or remedial actions. If such enforcement action is taken, our business operations could be materially and adversely disrupted.

Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

We are subject to extensive national, provincial and local governmental regulations and policies. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including, among others and in addition to specific industry-related regulations, the following aspects: (i) operation of trucking and road freight services; (ii) traffic and transport-related services; (iii) provision of transport services, financial services, retail services and operation of high technology businesses; (iv) environmental laws and regulations; (v) security laws and regulations; (vi) establishment of or changes in shareholder of foreign investment enterprises; (vii) foreign exchange; (viii) taxes, duties and fees; (ix) customs; and (x) land planning and land use rights, including establishment of urban transformation initiatives.

The liabilities, costs, obligations and requirements associated with these laws and regulations may cause interruptions to the operations of our PRC Subsidiaries or impact our financial position and results of operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Existing and new laws and regulations may be enforced from time to time and the interpretation and implementation of current and any future PRC laws and regulations applicable to us and/or our freight partners and agents may be determined on an ad hoc basis depending on the facts and circumstances and subject to changes. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, financial condition and results of operations may be materially and adversely affected.

Our failure or alleged failure to comply with China’s anti-corruption laws or other applicable anti-corruption laws globally could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures, and providing training, to ensure that we, our employees, business partners and agents and other third parties comply with PRC anti-corruption laws and regulations and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under other anti-corruption laws globally.

There is no assurance that our employees, business partners and agents and other third parties would always obey our policies and procedures. Further, the implementation of PRC anti-corruption laws can be subject to differing interpretations and changes. We could be held liable for actions taken by our employees, freight partners and agents and other third parties with respect to our business or any businesses that we may acquire. If we are found not to be in compliance with PRC anti-corruption laws and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the anti-corruption laws by Chinese or foreign authorities could adversely impact our reputation, cause us to lose shipper relationships and lead to other adverse impacts on our business, results of operations and financial condition.

Failure to renew our current leases at desirable prices or locate comparable alternatives for our facilities could materially and adversely affect our business.

We lease properties to operate some of our offices and container stacking yard. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate from the affected properties. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. We may not be able to locate comparable alternative sites for our facilities as our business continues to grow and failure in relocating our operations when required could adversely affect our business and operations. In addition, we compete with other businesses for premises at certain locations or of comparable sizes. As a result, even though we or our freight partners and agents could extend or renew the respective leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate comparable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

The lease agreements of our facilities have not been registered with the relevant PRC government authorities as required by PRC law. Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the date of this prospectus, the lease agreements for our leased facilities in the PRC has not been registered with the relevant PRC government authorities. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

Furthermore, as of the date of this prospectus the lessors of our leased facilities in the PRC have not been able to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. Therefore, we cannot assure you that such lessors are entitled to lease the relevant facilities to us. If the lessors are not entitled to lease the facilities to us and the owners of such facilities decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. In the event we are forced to find an alternative location, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected. We may also be subject to challenges, lawsuits or other actions taken against us with respect to the properties leased to us that are without valid title certificates from the relevant lessors. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. However, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

In addition, we cannot assure you that all our leased properties in China have filed the fire-control registration or have been satisfied with all fire-control requirements as required by relevant PRC laws and regulatory rules and standards. As a result, our use of the leased property may be affected. In the event that our use of properties is successfully challenged by the regulators or due to fire incidents, we may be forced to relocate from the affected properties.

Any deficiencies in China’s telecommunication and Internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance and reliability of the telecommunication and Internet infrastructure in China. The availability and reliability of our technology system depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our shippers could be adversely affected. We have experienced service interruptions in the past due to service interruptions at the underlying external telecommunications service providers, such as the Internet data centres and broadband carriers. Frequent service interruptions could frustrate shippers and discourage them from using our services, which could cause us to lose shippers and harm our operating results.

We depend on our information technology infrastructure. If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may subject to significant system disruption, which could adversely affect our operations, which could severely impact our business, financial condition and results of operations.

As a road freight services provider, our services are heavily dependent on our ability to communicate with our customers, fleets, drivers, and destinated parties, and the ability manage the information related to the operation of our business effectively. As we rely on the information technology infrastructure to efficiently run our business, to record and review the details of customers’ bookings, shipping schedule and other related information of cargo, and manage the operation of our fleet, including vehicle assignment, invoicing, costing, reporting, and transportation routing.

While we take measures to ensure the security of our information technology systems, the information technology systems we use are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. Hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, may be difficult to detect and often are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the bookings of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost. In addition, we may be required to incur significant costs to protect against damage caused by the possible disruptions or security breaches in the future.

We expect our customers to continue to demand more sophisticated, fully integrated information technology systems from their transportation providers. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our information technology systems in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the transportation industry or to design and implement the appropriate features and functionality of our information technology systems in a timely and cost-effective manner, which could put us at a competitive disadvantage and result in a decline in our efficiency, decreased demand for our services and a corresponding decrease in our revenues. Furthermore, as technology improves, our customers may be able to find alternatives to our services for matching shipments with available freight hauling capacity.

Our business is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

Our operations depend on effective and secure information technology infrastructure and systems. Threats to information technology systems, including as a result of cyber-attacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data and the unauthorized release, corruption or loss of our data and customer information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems, or other electronic security, including with our property and equipment.

These cybersecurity risks could:

•        Disrupt our operations and damage our information technology systems;

•        Subject us to various penalties and fees by third parties;

•        Negatively impact our ability to compete;

•        Enable the theft or misappropriation of funds;

•        Cause the loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation; and

•        Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer or vendor data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause service providers to implement, will be sufficient to protect our systems, information or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation — Regulation Relating to Cybersecurity and Data Protection”. Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. On August 17, 2021, the state council promulgated the Regulations on Critical Information Infrastructure Protection, which became effective on September 1, 2021. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Regulation — Regulation Relating to Cybersecurity and Data Protection” for details on regulations over data protection and privacy in the PRC.

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions, and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, we cannot assure you how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Any trademarks we may obtain may be infringed or successfully challenged, and any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

As of the date of this prospectus, we have not yet selected trademarks for our brand name and have not yet begun the process of applying to register trademarks. Once we select trademarks and apply to register them, our trademark applications may not be approved. We face potential liability and expense for trademark infringement claims brought by owners of other trademarks similar to our brand. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

There may be unauthorized use of intellectual property and the application and interpretation of China’s intellectual property laws are still evolving and may change from time to time. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. There is no guarantee that we would be able to halt any unauthorized use of our intellectual property in China through litigation.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, a third-party provider may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim over some or all of our applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

Insurance and claims expenses could significantly reduce our earnings.

Although we maintain auto insurance for our vehicles, our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We maintain a high deductible for a portion of our claims exposure resulting from auto liability. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. This, along with legal expenses, incurred but not reported claims and other uncertainties can cause unfavorable differences between actual claim costs and our reserve estimates.

We maintain insurance with licensed insurance carriers above the amounts which we retain. Although we believe our aggregate auto insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other retained amounts. Insurance carriers have raised premiums for many businesses, including transportation companies. As a result, our insurance and claims expense could increase, or we could raise our deductible when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We have limited insurance coverage. Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, we do not have any business liability or disruption insurance nor do we maintain key-man life insurance except auto insurances, to cover our operations. We are not legally required to maintain insurance for the items we ship. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. If we incur losses that are not covered by our insurance policies, or if the amount reimbursed is significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

Our business operations have been and may continue to be adversely affected by the outbreak of the coronavirus disease (COVID-19).

The outbreak of respiratory illness caused by a novel coronavirus (COVID-19) was first emerged in China in late 2019 and continues to expand within the PRC and globally. The container trucking services and logistic industry in the PRC have been and may continue to be adversely impacted by the COVID-19 pandemic. The economy slowdown and/or negative business sentiment have a negative impact on the logistic industry and our business operations and financial condition have been and may continue to be adversely affected. With an aim to containing the COVID-19 pandemic, the PRC government had imposed extreme measures across the PRC, particularly during the first half of 2020 and the first half of 2022, including complete or partial lockdown measures across various cities in the PRC, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, and the mandatory quarantine requirements on infected individuals and anyone deemed potentially infected of COVID-19, among others. The COVID-19 pandemic in China and the government measures in response have also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China.

COVID-19 pandemic was an unprecedented disruption to international trade, as production and consumption levels in the PRC and across the world were scaled down due to measures to reduce the spread of the disease; hence the associated needs for logistic services have been adversely impacted. COVID-19 has also caused significant disturbances in the global supply chain, due to the disruptions and challenges in managing numerous bottlenecks caused by social distancing and labor disruptions on top of lockdowns and the border closures that restricted the flow of goods. To prevent the import of COVID-19 cases, the PRC government requires the ports handling international cargo to strictly implement closed-loop management as well as the risk-graded management of inbound cargo. These measures have significantly increased the burden on port facilities and lead-time, resulted in port congestion, shrink in labor supply, and decrease of efficiency of logistic supply chain.

The COVID-19 pandemic has, to a limited extent, adversely affected our business operations and operating results for year ended December 31, 2020. To contain the spread of COVID-19 in January 2020, the PRC government has taken several actions, which included extending the Chinese Spring Festival in 2020, restriction of movement and transportation, and suspension of operations of non-essential companies. We believe the COVID-19 pandemic situation in early 2020 and the aforesaid government-imposed restrictions and had a limited effect to our operation, since February and March 2020 as our business are typically lower around Chinese national holidays, including Chinese New Year in the first quarter of each year, as consumer spending levels and shipment levels tend to decline during such time. We have seen an increase in demand for our services since April 2020 as the COVID-19 pandemic became gradually under control starting from the 2nd quarter of 2020 in China.

Furthermore, we believe that even though the COVID-19 pandemic brought certain negative impact to our financial condition and operations during the first two quarters of year 2020, it did not materially impact our financial condition and operations for the year ended December 31, 2020 in general. For years ended December 31, 2022 and 2021, the negative impact of the COVID-19 pandemic to our business was significantly mitigated by: (1) the soaring of service fee caused by port congestions, increase of supply chain lead time, and reduction of shipping line; (2) the scarcity of container supply caused by the disequilibrium in the demand and supply of containers, disrupted container’s normal flow, the high upsurge in Chinese export upon China’s recovery from first wave of COVID-19, and the demand of Chinese businesses to ship the overstock accumulated during COVID-19 lockdown; and (3) significant increase demand of our services stretching our transportation capacity.

Leveraging our relationship and extensive network with our customer, ports, and market players in the logistic industry, and our in-depth knowledge on logistics service, we were able to secure sufficient containers and sufficient freight capacity to meet most of our customers’ demands. Furthermore, due to container shortage, most of our customers often pay upfront in whole or are willing to accept a shorter credit period to secure the container and our transportation capacity, shortening our account receivable collection period.

The PRC government imposed a lockdown in Shanghai Municipality, where we are headquartered, from late March, 2022 to early June, 2022 (the “Shanghai Lockdown”) in an effort to contain the outbreak of COVID-19 Omicron variant, and all the businesses in Shanghai were closed. Our business and operations were suspended during the Shanghai Lockdown. During the Shanghai Lockdown period, we imposed work-from-home policy and continued liaising with our customers and suppliers. The Shanghai Lockdown was over in June 2022, so business in Shanghai has since resumed. Due to suspension of business operation during the Shanghai Lockdown, we generated minimal revenue but still must incur certain costs such as staff costs, depreciation expenses and utility costs during the Shanghai Lockdown. Since substantially all our operations are conducted in Shanghai with the geographical focus primarily serving the East China region, we expect the Shanghai Lockdown has material adverse impact on our financial performance for the year ended December 31, 2022. In December 2022 and until the date of the prospectus, the PRC government has loosened the COVID-19 restriction. As a result, during December 2022 to February 2023, we have witnessed an exponential increase of infection rate of COVID-19 in the PRC. Significant numbers of our employees were infected by the COVID-19. During the aforementioned period, we experienced shortage of driver and labor, interruption of operation, and difficulties in meeting customers’ order and demand. Since March 2023, the COVID-19 pandemic has subsided and no longer has a material adverse impact on our financial performance.

The degree to which the COVID-19 outbreak ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic in the PRC and globally, the PRC government’s policies to contain the outbreak and the impact on the shipping industry and the supply chain, all of which are highly uncertain and unpredictable, and are likely adversely affect our business and results of operations. It is also uncertain whether and when any COVID-19 control measures would be reimposed. If the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee.

Our operation may be subject to catastrophic events and exposed to disruptions due to bad weather, possible occurrences of natural disasters, epidemics and other diseases and uncertainties, traffic congestions and public civil movements.

As road freight and transport services provider, any significant disruption in traffic due to severe traffic congestions, weather conditions or disturbances such as civil unrest, flash floods, or breakdown in major road infrastructure may lead to a reduction in and/or delay of our services. Our business is subject to general economic and social conditions in the PRC. A disruption or failure of our systems or operations in the event of a natural disaster, act of God beyond human control, weather event, cyber-attack, heightened security measures, actual or threatened terrorist attack, strike, civil unrest, pandemic, or other catastrophic event could cause delays in providing services or performing other critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information systems could harm our ability to conduct normal business operations and adversely impact our operating results.

Our business could also be affected by other public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations. Even if we are not directly affected by the epidemic, it could slow down or disrupt the level of economic activity generally, which could in turn adversely affect our operating results. In addition, acts of war and terrorist attacks may cause damage or disruption to our operations, employees, markets or clients, any of which could adversely impact our turnover, cost of sales, overall results and financial condition or the market price of the Class A Ordinary Shares. Potential war or terrorist attacks may also cause uncertainty and cause the business to suffer in ways that we cannot currently predict.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone, inflation, Russo-Ukraine conflicts, and continuous impact of COVID-19. The PRC economy has been slowing down and such slowdown may continue, especially in the context of three years of COVID-19 social control and quarantine measures, which caused the temporary halt of port, temporary and permanent closure of factory, commercial activities, and economic and financial development. Moreover, the United Nations population projections (2015) project a slowdown in increase in Chinese population from 2015 to 2030 and a decrease in its population thereafter with the percentage of population over 60 predicted to more than double from 2015 to 2050. In the absence of substantial increase in per capita productivity, this projected change in Chinese demographics can result in decrease in overall productivity and growth rates of the Chinese economy. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, regulation of foreign exchange and allocation of resources. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied to varying degrees between different industries or different regions within the PRC. The Chinese government may also continue regulate and supervise economic and industrial development through imposing industrial policies, allocating resources, setting currency and monetary policy, and providing preferential treatment to particular industries or companies.

Any adverse changes or prolonged slowdown in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could reduce the demand for our services and adversely affect our business and results of operations, lead to a reduction in demand for our future products and adversely affect our competitive position.

The political relationships between China and other countries or regions, changes in international trade or investment policies and barriers to trade or investment, and the ongoing conflict and trade war between the U.S. and China may affect our business operations.

Although currently nearly all of assets and operations are exclusive in China, we are subject to risks in relation to international trade or export. Our business may therefore subject to constantly changing international economic, regulatory, social and political conditions, including changes in changes in international laws and regulations, trade war or restrictions, whether in form of embargo, tariff, or otherwise, effected between two or more countries could materially and adversely affect our business, financial condition and results of operation. The trade restrictions may have a material direct impact on our business operations. The substantially all our business originates from customers in China and therefore depends on the level of imports and exports to and from China. Therefore, we are subject to risks relating to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business.

During Trump Administration, the U.S. government has taken steps toward restricting trade in certain goods imported into the U.S., particularly from China, and has implemented or proposed, among other actions, imposing new or higher tariffs on specified products in the future. Tariffs restrictions imposed by the U.S. on China exports intensified during 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume between U.S. and China. Albeit the de-escalation of the U.S-China trade war from 2020 onwards, the political tension between U.S. and China still continue, our results of operation may be adversely affected if the trade war or restrictions further intensify, whether in the form of embargo, tariff, or otherwise, and may further affect the relationship between the U.S. and China or more countries in the future. The tensions between China and the U.S. may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the tariffs and tensions. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

The interpretation, application, and enforcement of PRC laws may change from time to time, including the possibility of sudden or unforeseeable changes to the PRC laws and regulations that may occur before we are able to be in compliance with, which may have a significant adverse effect on us.

Our operations in mainland China are governed by PRC laws and regulations. The PRC legal system is a law system based on written statutes, and prior court decisions may only be cited for reference. The interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances, will be determined on an ad hoc basis depending on the facts and circumstances. The laws and regulations are sometimes vague and the government authorities have a certain degree of discretion within their scope of authority to interpret and enforce such laws and regulations, and we may not accurately predict the results of their official interpretation and enforcement; these laws and regulations are subject to change in the future and there may be limited advance notice of such changes before they become effective or we may not have the opportunity to address such newly promulgated regulatory requirements in a timely manner. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China is still in the process of perfecting its legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.

The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China or any jurisdiction where we operate our business may result in additional costs and diversion of resources and management attention. However, since PRC administrative and court authorities have the right to exercise conclusive discretion and judgment in interpreting and implementing statutory and contractual terms, depending on the facts and circumstances, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These factors may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or to the public and may have retroactive effect. In view of the fact that we may be unable to be aware of or foresee some regulations, policies, and internal rules, along with their possible occasional adjustments, we may not be aware of our violation of any of these policies and rules until sometime after the violation has occurred. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations. The PRC government has significant oversight over the conduct of our business and may influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct substantially all of our operations in China and most of our assets are located outside of the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, judgments rendered by the U.S. courts pursuant to the civil liability provisions of the securities laws of the United States or any state against us or such persons may not be recognized or enforceable in the courts of the Cayman Islands or the PRC.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, the enforceability of judgments by U.S. courts in the PRC, as well as the grounds upon which they would be enforced, remain subject to the prevailing circumstances at that time, and cannot be accurately predicted.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees and our designated legal representative, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representative could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee or designated legal representative obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filings with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the reporting with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC Subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC Subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or the PBOC Circular 9. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If we fail to receive such approvals or complete such reporting, registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE issued the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Special Administrative Measures (Negative List) for Foreign Investment Access and the target investment projects are genuine and in compliance with PRC laws. As SAFE Circular 28 is relatively new, its interpretation and application may be subject to changes and we also cannot assure you whether there will be any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering and follow-on offering to fund the establishment of new entities in China, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. The governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

OUI Global is a Cayman Islands holding company and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all its operations and operates its business in China through its PRC Subsidiaries, especially the PRC Operating Subsidiary, TKE Zhenbiao. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our PRC Operating Subsidiary, it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

The Chinese government has exercised and continues to exercise substantial influence over the manner in which we must conduct our business activities. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and supervision over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and provides that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations — Regulation Relating to M&A and Overseas Listings.” On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement has yet to be assessed.

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this prospectus as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this prospectus, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change. As such, we cannot assure you whether the formal version adopted in the future will have any further material changes, how the measures will be enacted, interpreted or implemented and how they will affect us.

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. Since the Cybersecurity Review Measures was newly promulgated, its interpretation, application and enforcement are subject to change and has yet to be assessed.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of filings or approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to this offering. If any filings, approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such filings, approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirement.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain are subject to changes. If CSRC approval under the M&A Rules is required, we cannot assure you whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations — Regulation Relating to M&A and Overseas Listings.” Pursuant to the Trial Measures, we are required to complete the filing procedure with the CSRC under the Trial Measures prior to the completion of this offering. As of the date of this prospectus, we are preparing materials for the above filing procedures and plan to submit the filing with CSRC under the Trial Measures as soon as practicable. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement has yet to be assessed, and we cannot assure your whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our proposed offering of securities overseas or the listing of our Class A Ordinary Shares, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we rely principally on dividends and other distributions on equity paid by our PRC Subsidiaries, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.

Our PRC Subsidiary’s ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends except in the event of liquidation. If our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Our PRC Subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its supervision over capital, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are tax resident.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC Subsidiary is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our consolidated financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange conversion regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

Governmental supervision and regulations of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC Subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Specifically, under the existing exchange regulations, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

We also cannot assure you whether there will be restrictions in the future regarding access to foreign currencies for current account transactions. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards, although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. If we are required to make increased contributions or are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Compliance with stricter labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we cannot preclude the possibility that workers supplied by third-party service providers may be classified as “dispatched workers” or our employees by courts, arbitration tribunals or government agencies. PRC labor laws and regulations impose stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed 10% of its total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and other related laws and regulations are limited and be subject to changes, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are deemed to have violated relevant labor laws and regulations, we could be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” required to provide additional compensation to our employees, or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes and our business, financial condition and results of operations could be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions, established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 and was last amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by relevant governmental authorities before they can be completed. In addition, the Regulations of the Ministry of Commerce on the Implementation of the Security Review System for Foreign Investors’ Mergers and Acquisitions of Domestic Enterprises issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment

released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC Subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC Subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in OUI Global and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC Subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards will be subject to these regulations when our Company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC Subsidiaries and limit our PRC Subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations — Regulations on Stock Incentive Plans.”

In addition, the State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC Subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and the interpretation of the term “de facto management body” may be determined on an ad hoc basis depending on the facts and circumstances. If the PRC tax authorities determine that OUI Global or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then OUI Global or such subsidiaries could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A Ordinary Shares may be subject to PRC tax, at a rate of 10%, in the case of non-PRC enterprises, or 20%, in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax imposed may reduce the returns on the investment in our Class A Ordinary Shares.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC Subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise and satisfy certain other conditions. There are also other conditions for enjoying the reduced withholding tax rate, according to other relevant tax rules and regulations. As of the date of the prospectus, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC, as we intended to re-invest all earnings generated from our PRC Subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or if we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC Subsidiaries to our subsidiaries in Hong Kong.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to restrictions and limitations under applicable PRC laws and regulations to the transfer of cash or assets.

The transfer of funds and assets among OUI Global, its Hong Kong and PRC subsidiaries are subject to restrictions. Conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC shall be conducted in accordance with applicable requirements under PRC laws and regulations. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to restrictions and limitations under applicable PRC laws and regulations to the transfer of cash or assets.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Pursuant to the HFCAA, which became law in December 2020, our Class A Ordinary Shares will be prohibited from trading on a U.S. exchange if our auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”). The HFCAA, as originally enacted, prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. In December 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was signed into law, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China;

and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, ZH CPA, LLC., the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2022 and 2021 that was included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. The firm is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis, with the last inspection in February, 2023. As of the date of this prospectus, our auditor is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC or Hong Kong authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If such lack of inspection were to extend for the requisite period of time under the HFCAA, and if the PCAOB were then to issue new determinations based on its inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by an authority in those jurisdictions, our Class A Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange. In addition, if our auditor’s work papers were to become located in China or Hong Kong in the future, and thereby not be available for PCAOB inspection, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections, and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantial operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Some of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Class A Ordinary Shares could be rendered worthless.

Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares

Our CEO will have control over key decision making as a result of his control of a majority of our voting shares.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

Our CEO and our chairman of the board of directors of the Company, Mr. Xin HU, will beneficially own [5,793,000] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, representing [76.76]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this Offering. As a result of the dual-class share structure and the concentration of ownership, Mr. Hu will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Hu will have the ability to control the management and affairs of our Company, as a result of his position as our CEO and our chairman of the board of directors. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

As a “controlled company” under the Nasdaq Stock Market Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders

Our directors and officers will beneficially own a majority of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering. Under the Rule 4350(c) of the Nasdaq Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

OUI Global is a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Stock Market Rules requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Stock Market Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Stock Market Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Stock Market Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Stock Market Rules with respect to certain corporate governance standards which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established, as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China. Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. For example, in China, there are more legal procedures to go through in order to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities, compared with legal procedures needed for obtaining information regarding investigation or litigation inside China or with respect to domestic entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Stock Market Rules 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

After our Class A Ordinary Shares begin trading on Nasdaq, our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Global Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq, we cannot assure you that our securities will continue to be listed on the Nasdaq. In addition, following this offering, in order to maintain our listing on the Nasdaq, we will be required to comply with certain Nasdaq Stock Market Rules, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Global Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our public offering. If you purchase our Class A Ordinary Shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our Class A Ordinary Shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        the perception of U.S. investors and regulators of U.S. listed Chinese companies;

•        litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

•        actual or anticipated fluctuations in our revenue and other operating results;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•        our capability to catch up with the technology innovations in the industry;

•        announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•        addition or departure of key personnel;

•        regulatory developments affecting us or our industry;

•        changes in the economic performance or market valuations of other trucking services providers;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

•        sales or perceived potential sales of additional Class A Ordinary Shares.

•        fluctuations of exchange rates among RMB, HK dollar and the U.S. dollar; and

•        general economic and political conditions in China and worldwide.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

There may not be an active, liquid trading market for our Class A Ordinary Shares.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. An active trading market for our Class A Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. [13,600,000] Class A Ordinary Shares will be issued and outstanding immediately after this offering, if the firm commitment is completed and the underwriters do not exercise their over-allotment option and [*] shares if exercised in full. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares. Assuming the completion of the firm commitment offering and no exercise of the over-allotment option by the underwriters, if you purchase shares in this offering, you will incur immediate dilution of approximately $[*] or approximately [*] % in the pro forma net tangible book value per share from the price per Class A Ordinary Share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We will incur additional costs because of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the PRC logistic industry. Information and data relating to the PRC logistic industry have been derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan report also include projections based on a number of assumptions. Such assumptions include (i) the projected data was obtained from historical data analysis plotted against macroeconomic data with reference to specific industry-related factors, and excepted as otherwise noted, all of the data and forecasts contained in this research are derived from Frost & Sullivan, various official government publications and other publications and are assumed to be correct; and (ii) in compiling and preparing the research, Frost & Sullivan assumed that the social, economic and political environments of the relevant markets in the PRC and globally are likely to remain stable in the forecasted period, which ensures steady development of the global economic environment and the PRC’s cross-border logistics market in the recovery of the post-COVID-19 era. The logistic industry may not grow at the rate projected by market data, or at all. Any failure of the PRC logistic industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Class A Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan report or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$ [            ] per Class A Ordinary Share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately US$ [            ] million assuming the underwriters do not exercise its over-allotment option.

We plan to use the net proceeds we will receive from this offering as follows:

•        Approximately US$[            ] or [10]% for hiring of additional workforce, purchasing of tractors, trailers, trucks, and other vehicles and equipment, to expand our self-owned fleet;

•        Approximately US$[            ] or [10]% for enhancing and upgrading our information technology infrastructure, establishing our in-house integrated cloud-based supply-chain and freight management systems.

•        Approximately US$[            ] or [35]% for the strategic acquisition of mid-stream logistic services providers in the PRC, such as freight forwarders, with the goal of penetrating into other regional market and becoming an one-stop logistic services platform;

•        Approximately US$[            ] or [30]% for setting up the United States regional office, developing our United States logistics service network, potential acquisition of local warehouses and freight service providers in the United States, and establishing strategic partnership with others logistics or supply chain services providers in the United States;

•        The balance of US$[            ] or [15]% for general working capital and corporate purposes.

Certain net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business in the PRC. We intend to use such net proceeds of this offering as above after we complete the remittance process.

With respect to possible future acquisitions of local warehouses and freight service providers in the United States and the mid-stream logistic services providers in the PRC, our management has not identified any targets for any potential acquisition. We have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We do not have any plan to declare or pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on several factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, we will be dependent on receipt of funds from our subsidiaries in the PRC. Dividend distributions from our PRC Subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our subsidiaries to pay dividends to us. See “Risk Factors — Risks Relating to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2022 on (i) an actual basis, and (ii) a pro forma as adjusted basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $ [*] per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses (including accountable expenses) payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Ordinary Shares.”

As of December 31, 2022
(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Actual	Pro Forma As Adjusted(1)
	US$	US$
Shareholders’ Equity
Class A Ordinary Share (US$ 0.0001 par value, 450,000,000 shares authorized, 9,000,000 shares issued and outstanding as of December 31, 2022 and 2021)	900	[*]
Class B Ordinary Share (US$ 0.0001 par value, 50,000,000 shares authorized, 2,000,000 shares issued and outstanding as of December 31, 2022 and 2021)	200	—
Additional paid-in capital	1,563,790	[*]
Statutory reserve	788,509	[*]
Retained earnings	7,096,592	[*]
Accumulated other comprehensive income	(96,054)	[*]
Total shareholders’ equity	9,353,937	[*]
Total capitalization	[9,353,937]	[*]

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering (excluding any over-allotment shares that may be sold pursuant to the over-allotment option) at an assumed initial public offering price of $ [*]per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. We estimate that such net proceeds will be approximately $[*].

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Shares and the pro forma net tangible book value per Class A Ordinary Share after the offering. Dilution results from the fact that the offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares. Our net tangible book value attributable to shareholders on [*], 2021 was approximately $[*] per Ordinary Share (both Class A and Class B Ordinary Share). Net tangible book value per Ordinary Share as of December 31, 2022 represents the amount of total assets less intangible assets and total liabilities, divided by the number of total Ordinary Shares outstanding.

We will have [13,600,000] Class A Ordinary Shares issued and outstanding upon completion of the offering or [*] Class A Ordinary Shares assuming the full exercise of over-allotment option. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after [*], will be approximately $[*] per Ordinary Share. This would result in dilution to investors in this offering of approximately $[*] per Class A Ordinary Share or approximately [*] % from the assumed offering price of $ [ *] per Class A Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $[*] per share attributable to the purchase of the Class A Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Class A Ordinary Share after the offering and the dilution to persons purchasing Class A Ordinary Shares based on the foregoing firm commitment offering assumptions. The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Ordinary Shares” for more details.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per Class A Ordinary Share	$	[*]	$	[*]
Net tangible book value per Ordinary Share before the offering	$	[*]	$	[*]
Increase per Ordinary Share attributable to payments by new investors	$	[*]	$	[*]
Pro forma net tangible book value per Ordinary Share after the offering	$	[*]	$	[*]
Dilution per Class A Ordinary Share to new investors	$	[*]	$	[*]

Each $1.00 increase (decrease) in the assumed initial public offering price of $ [*] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2022 after this offering by approximately $[*] per ordinary share, and would increase (decrease) dilution to new investors by $[*] per ordinary share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be [*], the increase in net tangible book value per ordinary share to existing shareholders would be $[*], and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $[*].

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2022, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price Per Share
	Amount	Percent	Amount		Percent
FIRM COMMITMENT OFFERING
Existing shareholders(1)	[*]	[*]%	$	[*]	[*]%	$	[*]
New investors	[*]	[*]%	$	[*]	[*]%	$	[*]
Total	[*]	[*]%	$	[*]	[*]%	$	[*]

____________

(1)      Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus.    In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section of this prospectus. All amounts included herein with respect to the fiscal years ended December 31, 2022 and 2021, are derived from our audited consolidated financial statements (“Annual Financial Statements”) included elsewhere in this prospectus. The Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a logistics service provider in the East China region, mainly offering container trucking services to our customers. Trucking services refer to the haulage, primarily containers, between seaports and/or our customers’ designated pick up and/or delivery points.

We offer a broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Headquartered in Shanghai, we focus on the East China region as our primary market and our delivery network covers major transportation hubs in Shanghai, Jiangsu, Zhejiang and Anhui. We have broadened our sales channels and achieved significant growth in our business in recent years. We generated revenue of $63.1 million for the year ended December 31, 2022 and our net income was $1.1 million for the year ended December 31, 2022.

Specific Factors Affecting Our Results of Operations

The Company has been and will continue to be affected by a number of factors, many of which may be beyond control of the Company, including those factors set out below.

Seasonality

Our business has been, and is expected to continue to be, affected by seasonality experienced in the container trucking services and commerce industries. We typically experience a seasonal surge in sales during the fourth quarter of each year as a result of year-end sales promotions by online and offline merchants throughout China, which may impose challenging resource and capacity demands on our business operations. Activity levels of our business are typically lower around Chinese national holidays, including Chinese New Year in the first quarter of each year, as consumer spending levels and shipment levels tend to decline during such time. Seasonality also makes it challenging to forecast demand for our services, as the truck and freight management and store sales volumes can vary significantly and unexpectedly. We make planning and spending decisions, including those relating to capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimates of demand. Failure to meet demand associated with the seasonality in a timely manner may materially and adversely affect our business, financial condition and results of operations.

Labor and fuel costs

The provision of our services is also reliant on the availability of the appropriate labors (primarily truck drivers) and its cost. During the years ended December 31, 2022 and 2021, our labor costs accounted for approximately 36% and 40% of our cost of sales, respectively. In recent years, the Chinese economy has experienced inflation and labor cost increases. Average wages are projected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the price of our products and services, our financial condition and results of operations may be adversely affected.

The provision of our services is also reliant on the availability of the appropriate fuel and its cost. During the years ended December 31, 2022 and 2021, our fuel costs accounted for approximately 12% and 10% of our cost of sales, respectively. Any significant increase in fuel prices will result in a direct increase in our operational costs, thereby adversely affecting our profitability. There can be no assurance that we will be able to pass on the increase in fuel prices to our customers or offset the effects of any future increase in fuel prices.

COVID-19 Pandemic

The COVID-19 pandemic has, to a limited extent, adversely affected our business operations and operating results for years ended December 31, 2022 and 2021. Especially for the year ended December 31, 2022, the PRC government imposed a lockdown in Shanghai Municipality, where we are headquartered, from late March, 2022 to early June, 2022 (the “Shanghai Lockdown”) in an effort to contain the outbreak of COVID-19 Omicron variant, and all the businesses in Shanghai were closed. Our business and operations were reduced by approximately 50% during the Shanghai Lockdown. During the Shanghai Lockdown period, we imposed work-from-home policy and continued liaising with our customers and suppliers. The Shanghai Lockdown was over in June 2022, so business in Shanghai has since resumed to normal.

For the years ended December 31, 2022 and 2021, the negative impact of the COVID-19 pandemic to our business was significantly mitigated by: (1) the increase of service fee caused by port congestions, increase of supply chain lead time, and reduction of shipping line; (2) the scarcity of container supply caused by the disequilibrium in the demand and supply of containers, disrupted container’s normal flow, the high upsurge in Chinese export upon China’s recovery from first wave of COVID-19, and the demand of Chinese businesses to ship the overstock accumulated during COVID-19 lockdown; and (3) significant increase demand of our services stretching our transportation capacity.

Refer to Section titled “Impact of Covid 19” in the prospectus for more details of our analysis.

Results of Operations

The following table outlines our consolidated statements of income for the years ended December 31, 2022 and 2021:

	For The Year Ended December 31, 2022	For The Year Ended December 31, 2021
	US$	US$
Revenues	63,056,803	65,887,044
Costs of sales	61,370,359	63,901,683
Gross profit	1,686,444	1,985,361

Operating costs and expenses:
General and administrative	712,362	390,640
Total operating costs and expenses	712,362	390,640

Income from operations	974,082	1,594,721
Other income (expenses)	619,462	555,572
Income before income taxes	1,593,544	2,150,293
Total income tax expenses	506,680	635,371

Net income	1,086,864	1,514,922

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended December 31, 2022	For The Year Ended December 31, 2021
	US$	US$
Revenues	63,056,803	65,887,044
Costs of sales	(61,370,359)	(63,901,683)

Gross profit	1,686,444	1,985,361
Gross profit margin %	2.7%	3.0%

Revenue was primarily derived from container trucking services. Our revenue decreased by $2.8 million or 4% in the year ended December 31, 2022 compared to the same period of 2021. The decrease was due to the following two factors: 1) the Shanghai Lockdown during late March to early June 2022. Our business and operations were reduced during these months. As a result, the total number of containers we delivered was 157,971 during fiscal 2022, which is lower than the 163,032 total containers we delivered in fiscal 2021; 2) the average exchange rate between USD vs. RMB is higher in the fiscal 2022 (RMB6.73/USD) compared to fiscal 2021 (RMB6.45/USD). The decrease in the shipping volume in fiscal 2022 was offset by the increase in the average pricing offered to our customers. The average price increased by 3% in fiscal 2022 compared to fiscal 2021 and the increase was due to we charged a higher price during the lockdown period and also charged a higher price after the lockdown period as demand for container trucking services significantly increased.

Our costs of sales mainly represented the costs of freights such as costs of labors, subcontract shipping costs, port costs, fuel costs, repairs and maintenance, depreciation expenses of trucks and equipment, insurance costs, and warehouse rental expenses. Costs of sales decreased by $2.5 million or 4% in the year ended December 31, 2022 compared to the same period of 2021. The decrease was due to the average exchange rate between USD vs. RMB is higher in the fiscal 2022 (RMB6.73/USD) compared to fiscal 2021 (RMB6.45/USD). Refer to below table for detailed variance analysis of the major components of costs of services.

Our overall gross profit margin slightly decreased from 3.0% for the year ended December 31, 2021 to 2.7% for the year ended December 31, 2022. This decrease was due to the percentage of decrease in our service fees was higher than the percentage of decreases in the different components of our costs of sales. In addition, some of the components of costs of services increased in fiscal 2022 compared to fiscal 2021. Refer to below table for analysis:

Costs of services

The following table sets forth a breakdown of the costs of services of the Company:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Outsourced driver labor costs	22,340,647	25,753,532
Subcontractor transportation fees	18,085,502	18,439,968
Port fees	6,422,646	7,489,815
Fuel expense	7,624,197	6,300,773
Maintenance and repairs expense	4,441,373	2,939,650
Depreciation expenses	1,291,795	1,615,639
Insurance expenses	718,238	887,526
Parking fees	401,304	371,432
Tax surcharges	22,842	68,985
Others	21,815	34,363
Total	61,370,359	63,901,683

The decrease in our costs of services is due to the changes in the following major components:

1)      Outsourced driver labor costs decreased due to decrease in containers trucked in fiscal 2022 compared to fiscal 2021;

2)      Subcontractor transportation fees increased in original RMB amount (2022: RMB121.7 million vs. RMB119.0 million). The decrease in USD amount was due to the higher average USD vs. RMB exchange rate in fiscal 2022. The increase in subcontractor transportation fees in RMB amount was due to the increase in our long-distance trucking services. In order to accommodate the increase in long-distance trucking business, we had to use more subcontractors during fiscal 2022.

3)      Port fees decreased in fiscal 2022 due to the decrease in the container we delivered in fiscal 2022 (157,971 containers) compared to fiscal 2021 (163,032 containers).

4)      Fuel costs increased in fiscal 2022 due to the increase in our long-distances trucking services. The increase in long-distance trucking services was consistent with the change in customer shipping preference discussed above.

5)      Maintenance and repairs expense increased in fiscal 2022 due to the increase in our long-distances trucking services. In addition, we conducted some major repairs and upgrades to our vehicle fleet to increase their safety.

6)      Depreciation expense decreased in fiscal 2022 due to the disposal of a number of trucks in the year.

Operating expenses

Our operating expenses are consisted of general and administrative expenses (“G&A”). The following table sets forth a breakdown of the G&A expenses of the Company:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Salary and benefits	202,781	179,691
Office expenses	15,712	22,489
Depreciation	35,109	36,623
Listing expenses	56,861	—
Other expenses	—	2,838
Allowance for credit loss	401,899	148,999
Total	712,362	390,640

G&A expenses primarily consist of salaries, depreciation and office administration expenses, and allowance for credit loss. Salaries, depreciation and office administration expenses are generally fixed and do not vary significantly with the changes of our sales activities. The Company’s allowance for credit loss relates to accounts receivable and the increase in 2022 compared to 2021 was due to the increase in aged accounts receivable balance as of December 31, 2022. The increase in aged accounts receivable balance was due to the impacts of Shanghai Lockdown and Covid and some of our customers took longer time to settle their balances due to us. As such, total G&A expenses in the year ended December 31, 2022 increased by only $0.3 million compared to the same period of 2021 and the increase was mainly related to new credit loss accrued in fiscal 2022.

Income Tax

Cayman Island

Under the current laws of the Cayman Island, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Island withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the entities in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax (“EIT”).

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended December 31, 2022	For The Year Ended December 31, 2021
	US$	US$
Current income tax expense	785,309	567,413
Deferred income tax expense	(278,629)	67,958
Total income tax expenses	506,680	635,371

The Company’s income tax expense decreased by $0.1 million in 2022, mainly due to the decrease in profit before tax by $0.6 million during the year.

Net income

As a result of the factors described above, our net income for the fiscal year ended December 31, 2022 was $1.1 million, compared to the net income of $1.5 million for the year ended December 31, 2021, representing an decrease in net income of $0.4 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2022 and 2021, we had $1.8 million and $1.0 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise costs of sales and general and administrative expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities.

Cash Flow Summary

Years Ended December 31, 2022 and 2021

	For the year ended December 31, 2022	For the year ended December 31, 2021
Net cash provided by operating activities	1,044,306	1,351,171
Net cash used in investing activities	(227,347)	(1,270,930)
Net cash provided by (used in) financing activities	68,653	(119,357)
Effects of exchange rate changes	(95,231)	24,763
Net increase (decrease) in cash	790,381	(14,353)
Cash, cash equivalents and restricted cash at beginning of year	1,041,229	1,055,582
Cash, cash equivalents and restricted cash at end of year	1,831,610	1,041,229

We had a balance of cash, cash equivalents and restricted cash of $1.8 million as of December 31, 2022, compared with a balance of $1.0 million as of December 31, 2021.

Operating Activities:

Net cash generated from operating activities was $1.0 million for the year ended December 31, 2022, compared to net cash generated from operating activities of $1.4 million for the same period of 2021, represented a $0.4 million decrease in the net cash inflow generated from operating activities. The decrease in net cash generated from operating activities was primarily due to the following:

1)      We had net income of $1.1 million for the year ended December 31, 2022. For the year ended December 31, 2021, we had net income of $1.5 million, which led to a $0.4 million decrease in net cash inflow from operating activities.

2)      Change in accounts receivable was $0.02 million cash inflow for the year ended December 31, 2022. For the same period of 2021, changes in accounts receivables was $5.2 million cash outflow, which led to a $5.2 million decrease in net cash outflow for operating activities. The change was due to our revenue increased significantly in fiscal 2021 compared to fiscal 2020, an increase of $20.5 million. Whereas, our revenue in fiscal 2022 decreased by $2.8 million compared to fiscal 2021.

3)      Change in prepaid expenses and other current assets was $1.4 million cash outflow for the year ended December 31, 2022. For the same period of 2021, changes in prepaid expenses and other current assets was $2.9 million cash outflow, which led to a $1.5 million decrease in net cash outflow for operating activities. Again, the change was due to there was much higher increase in our business from fiscal 2020 to fiscal 2021 comparing to the change from fiscal 2021 to fiscal 2022.

4)      Change in accounts payable and accrued liabilities provided $1.1 million net cash inflow for the year ended December 31, 2022. For the same period of 2021, change in accounts payable and accrued liabilities provided net cash inflow of $2.5 million, which led to a $1.4 million decrease in net cash inflow from operating activities. Consistent with the discussion above, the change was due to there was much higher increase in our business from fiscal 2020 to fiscal 2021 comparing to the change from fiscal 2021 to fiscal 2022. As such, the change in accounts payable and accrued liabilities in the cashflow of fiscal 2021 will be higher than the change in fiscal 2022.

5)      Change in tax payable provided $0.5 million net cash inflow for the year ended December 31, 2022. For the same period of 2021, change in tax payable provided net cash inflow of $1.2 million, which led to a $0.7 million decrease in net cash inflow from operating activities.

6)      Change in amounts due from related parties used $2.5 million net cash outflow for the year ended December 31, 2022. For the same period of 2021, change in amounts due from related parties provided net cash inflow of $1.2 million, which led to a $4.3 million increase in net cash outflow from operating activities.

7)      Change in advance from customers provided $0.4 million net cash inflow for the year ended December 31, 2022. For the same period of 2021, change in advance from customers provided net cash inflow of $1.0 million, which led to a $0.6 million decrease in net cash inflow from operating activities.

8)      Change in non-cash items provided $1.9 million net cash inflow for the year ended December 31, 2022. For the same period of 2021, change in non-cash items provided net cash inflow of $2.0 million, which led to a $0.1 million decrease in net cash inflow from operating activities.

Investing Activities:

For the year ended December 31, 2022, net cash used in investing activities was $0.2 million, which was primarily attributable to $0.2 million used in purchases of vehicles for the Company’s truck fleet.

For the year ended December 31, 2021, net cash used in investing activities was $1.3 million, which was primarily attributable to purchases of property and equipment.

Financing Activities:

For the years ended December 31, 2022, net cash generated from financing activities was $0.07 million, which was attributable to: i) $1.0 million cash inflow from debt financing; and ii) 0.03 million cash outflow for payments of finance lease liabilities.

For the year ended December 31, 2021, net cash used in financing activities was $0.1 million, which was related to repayment of finance lease liabilities.

Key Balance Sheet Information

	December 31, 2022	December 31, 2021
	US$	US$
Assets
Total current assets	24,782,284	24,308,565
Total assets	27,739,706	28,523,391

Total current liabilities	18,201,942	19,159,363
Total liabilities	18,385,769	19,656,291

Assets

The Company’s total assets decreased by $0.8 million as of December 31, 2022 compared to December 31, 2021. The decrease was due to the net effect of: i) $1.7 million decrease in accounts receivable; ii) $1.7 million decrease in property and equipment; iii) 0.8 million increase in cash; iv) $1.1 million increase in prepaid expenses; v) $0.5 million in deferred IPO costs; and vi) $0.4 million increase in right-of-use asset related to new leases.

Liabilities

The Company’s total liabilities decreased by $1.3 million as of December 31, 2022 compared to December 31, 2021. The decrease was mainly due to the increases in: i) $3.4 million decrease in due to related parties; ii) $1.0 million increase in convertible loan; and iii) total increase of $1.1 million in other various accounts such as advance from customers, taxes payable and finance lease obligation.

Commitments and contractual obligations

Lease Commitments

The Company leases certain of its vehicles under capital lease agreements. The capital leases contacts started at May 5, 2022, September 20, 2022 and March 5, 2023 respectively. The Company’s commitments for minimum lease payment under the capital leases as of December 31, 2022 are as follows:

Minimum lease payments
USD
2023	3,936
Total	3,936

The Company entered into an operating lease for trucks parking located in shanghai, China for the period from January 1, 2020 to December 31, 2021, and renewed the lease contact on January 2022, for the period from January 1, 2022 to December 31, 2023. The Company’s commitments for minimum lease payment under the operating leases as of December 31, 2022 are as follows:

Minimum lease payments
USD
2023	616,192
Total	616,192

Contingencies

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company does not believe that any currently pending legal proceeding to which the Company is a party will have a material effect on its business, balance sheets, or results of operations or cash flows.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenue and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements.

Despite that management determines that there are no critical accounting estimates, the ones that requires relatively significant estimates relates to useful lives of property and equipment and allowance for credit loss of accounts receivable.

Useful lives of property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and impairment. The estimation of useful lives impacts the level of annual depreciation expenses recorded and the estimation is a matter of judgment based on the experience of our Company and general industry practice with similar assets. The estimated annual deprecation rates of our property and equipment are generally as follows:

Category	Depreciation method	Depreciation rate
Machinery and tool	Straight-line	5 years
Vehicle	Straight-line	5 years

The total cost of property and equipment was $8,850,150 and $10,618,547 as of December 31, 2022 and 2021 respectively.

Depreciation expenses are recorded in costs of services and general and operating expenses. We recorded total depreciation expenses of $1,326,905 and $1,652,263 during the years ended December 31, 2022 and 2021, respectively.

While our significant accounting policies are more fully described in Note 2 — Summary of significant accounting policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements.

Allowance for credit loss

The Company records an allowance for credit losses for accounts receivable to the amounts that may not be collected. The Company uses the loss rate method on an individual evaluation approach since the Company’s accounts receivable balances were related to a number of customers and the individual evaluation approach using the loss rate method is more practical.

The Company grants credit to customers, without collateral, under normal payment terms (typically 0 to 6 months after invoicing; for state owned enterprises, the normal payment term is between 6 to 12 months). Generally, invoicing occurs after the services were completed. The carrying value of such receivables, net of expected credit loss and allowance for doubtful accounts, represents its estimated realized value. The Company expects to collect the outstanding balance of current accounts receivables, net within the next 12 months. The Company use loss rate method to estimate allowance for credit loss for the accounts receivable with outstanding balance within 1 year.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other.

Loss rate method is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

The allowance for credit loss recognized as of December 31, 2022 and 2021 was $340,215 and $240,993, respectively.

Off-balance sheet commitments and arrangements

The Company had not entered into any material off-balance sheet transactions or arrangements as of the date of the prospectus.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan International Limited (“Frost & Sullivan”) commissioned by us in June 2022 entitled “Independent Market Research on Container Trucking Service Industry in China” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Cross-Border Logistics Industry

Definition and classification of cross-border logistics

Cross-border logistics, or international logistics, refers to the service of transportation of goods from one country, which supplies the goods, to another country which receives the goods. International logistic is an essential part of international trade and makes the utilization of the international division of labor possible. Complete international logistics includes several steps that require professional experience and expertise to complete, such as customs declaration, international logistics financing, depot, and warehousing management, etc. Cross-border logistics could be classified by method of transportation, including maritime transport, i.e., transportation by ships, Airborne transport, and road and railway transport. A complete process of cross-border logistics would require multiple methods along the way. Coordinated by freight forwarders, such a method is called multimodal transport.

Market size of cross-border logistics industry by revenue (Worldwide)

According to Frost & Sullivan, the market size of the cross-border logistics industry worldwide experienced a moderate rise from 2016 to 2019, while a surge is observed in 2021 due to the outbreak of COVID-19, which has pushed up the price for international maritime transport in 2021. With a worldwide recovery from the pandemic situation, the price for cross-border logistics is expected to return to normal. As a result, the cross-border logistics market will see a slight decline before generating a positive growth rate again. Going forward, it is expected that the market size of the cross-border logistic industry will retain steady growth driven by the increasing demand from e-commerce businesses after 2022.

Source: Frost & Sullivan

Market size of cross-border logistics industry by revenue (China)

According to Frost & Sullivan, the market size of the cross-border logistics industry in China experienced a moderate rise from 2016 to 2019, while a surge is observed in 2021 due to the outbreak of COVID-19, which has pushed up the price for international maritime transport and demand for all kinds of goods from all points of the supply chain in 2021. With a worldwide recovery from the pandemic situation, the price for cross-border logistics is expected to drop by a certain degree before generating a positive growth rate again. Yet the global industry supply chain is expected to remain to be in high demand for a few years. Thus high logistic costs remains in the foreseeable future. Going forward, it is expected that the market size of the cross-border logistic industry will retain steady growth driven by the increasing demand from e-commerce businesses after 2022.

Source: Frost & Sullivan

Overview of Container Shipping Industry

Definition and classification of container shipping

Container shipping refers to the use of a container as a carrier for a physical displacement of products through ocean freight. Shipping is a means of transport with a lot of advantages, such as having a high volume capacity, cost efficiency, and allowing a wide range of products to be transported. The emergence of containers further promoted the standardization of shipping, which makes it an essential component of international trade. Containers are generally categorized into four major types according to ISO/TC104 regulation, namely 10ft., 20ft., 30ft., and 40ft. containers. The 20ft. container (also known as a 20-foot equivalent unit or TEU) is often used as the standard unit of measure of volume or capacity in container shipping.

Major trade routes of container shipping industry

Major trade routes, their background, and their growth factors are set forth below:

Trade routes	Background	Growth factors
Intra-Asia

•   Intra-Asia is the largest regional market by shipping volume in the global shipping container industry. The regional market can be divided into three sub-regions, namely Greater China, North Asia, and Southeast Asia. The Great China shipping route is the largest among them.

•   Continuous rise of Chinese economy and the expanding trade volume of China with other ASEAN countries is driving the expansion of Intra-Asia regional market. Going forward, the launch of Regional Comprehensive Economic Partnership (RCEP) in 2022, which allows free trade between membership countries, will further boosts international trade activities between Asian countries, and hence the demand of Intra-Asia shipping volume will increase.

• The Intra-Asia shipping route is characterized by its shorter shipping distance and hence smaller shipping vessels are used to ensure deployment flexibility.

Trade routes	Background	Growth factors
Transpacific

•   Transpacific shipping route is one of the largest shipping routes in global shipping industry and can be divided into Asia-East Coast North America (Asia — ECNA) and Asia — West Coast North America (Asia — WCNA) shipping routes.

• The United States is the largest trade partner of China, and the bilateral trade relationship between the two power economies shape the transpacific shipping routes market.
• The transpacific shipping route is a concentrated market with major shipping alliances controlling a large portion of the effective shipping capacity.

•   A steady trade partnership between the two economies is expected after the conclusion of the Sino-U.S. trade war in 2018. The transpacific shipping routes is estimated to grow with the strengthening of manufacturing capability of China for U.S. export.

Asia-Europe	• Asia — Europe shipping routes can be divided into Asia — North Europe and Asia — Mediterranean routes, which are predominately operated by alliance members.	• Europe is the second largest trade partner of China and the active trade activities between the two economies drive the development of Asia-Europe shipping routes.
• The route is regaining momentum after the disruption by the pandemic. Yet it is recovering at a slower pace compared to the Intra-Asia and Transpacific routes.

Source: Frost & Sullivan

Market size of container shipping industry by shipping volume (Worldwide)

According to Frost & Sullivan, the container shipping industry worldwide experiences a continual rise due to the growing demand for ocean freight driven by (i) the accelerated e-commerce business and global restocking activities; (ii) digitalization of operation which has improved supply chain efficiency; and (iii) a more active collaboration of businesses between regions. The outbreak of COVID-19 in 2020 resulted in a drop in global shipping volume as international trade activities were disrupted by different regional measures and a shortage in shipping labor supply. Recovery of shipping volume is expected with the conclusion of the pandemic and the regain of trade momentum among countries. Among all trade routes, transpacific trade routes share the highest portion by shipping volume, followed by Asia-Europe and Intra-Asia trade routes. The three trade routes are expected to have a higher growth rate than other trade routes in the next five years.

Source: Frost & Sullivan

Market size of container shipping industry by container throughput (Worldwide)

According to Frost & Sullivan, the market size of the container shipping industry worldwide by container throughput experienced steady growth from 2016 to 2019 due to the continual expansion of international trade volume and ocean freight service demand. A slight drop in container throughput is observed in 2020 due to the outbreak of COVID-19 which has disrupted container shipping activities as a result of lockdown measures employed by different trading countries. A rise in container throughput is expected in 2021 as the world’s economy resume normal and trade activities surge to compensate the loss in the previous year. The growth of container throughput in the following years is expected with the accelerating development of e-commerce business and more rapid international trading activities.

Source: Frost & Sullivan

Analysis of leading countries with highest container throughput

According to Frost & Sullivan, China ranks first by container throughput in 2020 and has the highest growth rate in the past 10 years. Being a large manufacturing nation and the largest exporter in the world, China has high demand for container shipping services. Continual expansion of foreign trade activities in China is expected to drive further growth of its container shipping industry. Yet, the gap in market share between China and other major container shipping nations is likely to narrow due to the implementation of different measures to prevent trade imbalance and improve the resilience of supply chains. The United States is the second largest container shipping country by container throughput, with a large gap in market share from the largest container throughput company. Different with China, the container throughput of the United States is fueled by its rising import volume. Asian countries account for 6 out of 10 leading countries with the highest container throughput in 2020. This indicates the rising of economy and the increase in trading activities in Asian regions around the globe.

Top 10 Countries with Highest Container Throughput, 2020

Rank	Countries	Container Throughput (Million TEUs)	2010-2020 CAGR	Share of Global Total
1	China	264.3	7.2%	33.1%
2	United States	55.0	2.7%	6.9%
3	Singapore	36.9	2.4%	4.6%
4	Korea	28.4	4.4%	3.6%
5	Malaysia	26.7	4.7%	3.3%
6	Japan	21.4	1.2%	2.7%
7	United Arab Emirates	19.3	2.4%	2.4%
8	Germany	18.0	2.1%	2.3%
9	Spain	17.4	3.3%	2.2%
10	India	16.3	6.2%	2.0%

Source: UNCTAD, General Administration of Customs PRC, Frost & Sullivan

Analysis of leading container ports with highest container throughput

According to Frost & Sullivan, among the top 10 container ports with the highest container throughput in 2020, 7 ports are located in China which makes up around 22.6% of the market share. The other three ports are Singapore, South Korea, and Netherlands. Top 10 container ports contribute more than 30% of the world’s total container throughput. Being an important export nation in global trade China has a large container shipping demand which facilitated the development of major container ports in the country. Shanghai is one of the most developed cities in China, and serves as a key trade port due to its unique geographical location and the availability of infrastructure. Shanghai port is the container port with the highest container throughput in 2020. Singapore port ranks second by container throughput. The rapid development of ASEAN countries and its active trade activities created large demand for container shipping services. Singapore, being the most well-developed country in ASEAN, contributed a large portion to the trade volume and container shipping market of the region.

Top 10 Container Ports with Highest Container Throughput, 2020

Rank	Container Port	Country	Container Throughput (Million TEUs)	Share of Global Total	16-20 CAGR
1	Shanghai	China	43.5	5.4%	4.0%
2	Singapore	Singapore	36.6	4.6%	4.3%
3	Ningbo-Zhoushan	China	28.7	3.6%	7.4%
4	Shenzhen	China	26.6	3.3%	2.6%
5	Guangzhou	China	23.2	2.9%	5.3%
6	Qingdao	China	22.0	2.8%	5.1%
7	Busan	South Korea	21.6	2.7%	2.1%
8	Tianjin	China	18.4	2.3%	6.1%
9	Hong Kong	China	18.0	2.2%	-2.4%
10	Rotterdam	The Netherland	14.4	1.8%	3.8%

Source: UNCTAD, General Administration of Customs PRC, Frost & Sullivan

Overview of Container Trucking Service Industry

Definition and classification of container trucking service

Container trucking services refers to the use of vehicles and equipment to transport containers, between the port and designed pick-up or drop-off address. It could also serve as a connection to other road transportation like railway. Container trucking service companies mainly provide dedicated truckload services for major customers by providing exclusive use of vehicles and equipment on a few designed routes and provide less-than-truckload services for small and medium-sized customers.

Source: Frost & Sullivan

Market size of container trucking service industry in China, by number of vehicles

According to Frost & Sullivan, the market size of the container trucking service industry in China by the number of vehicles experienced high growth from 2016 to 2021 with a CAGR of almost 15% due to the sustained development of the national economy, as well as the increasing investment in fixed assets and logistics network construction. In the long run, taking into account the policy, economic, social, and technological impact on the special-purpose vehicle industry, China’s container vehicles will experience a relatively slow upward trend compared with previous years, and by 2026, the number will each 3.7 million in total with a CAGR of almost 8%.

Source: Frost & Sullivan

Market size of container trucking service industry in East China, by number of vehicles

According to Frost & Sullivan, the market size of the container trucking service industry in the East China region by the number of vehicles experienced rapid growth from 2016 to 2021 with a CAGR of 17.9% due to the comprehensive management of air pollution and policy requirements such as over-limit and over-loading control, the accelerated elimination of national III vehicles has caused a spike demand for truck-trailers. Domestic COVID-19 has been controlled in the short term and inter-regional economic activities are becoming more frequent. In the long run, the number of East China’s container vehicles will be in a relatively slow upward trend compared with previous years, and by 2026, the number will reach 1.4 million in total.

Source: Frost & Sullivan

Market size of container trucking service industry in China, by revenue

According to Frost & Sullivan, the market size of the container trucking service industry in China by revenue experienced high growth from 2016 to 2021 with a CAGR of 16.1% due to the policy benefits and truck-trailers’ capability to carry more compared to regular trucks while being more environmentally-friendly and efficient. In the long run, taking into account the policy, economic, social, and technological impact on the special-purpose vehicle industry, in the coming period, it would be in a relatively slow upward trend compared with previous years, and by 2026, the number would reach around 423 billion RMB with a CAGR of 8.2%.

Source: Frost & Sullivan

Market size of container trucking service industry in East China, by revenue

According to Frost & Sullivan, the market size of the container trucking service industry in the East China region by revenue experienced rapid growth from 2016 to 2021 with a CAGR of 18.9% due to the three major coastal city group areas forming a large-scale transport region that is dominated by the Yangtze River Delta. In the long run, it would be in a relatively slow upward trend compared with previous years but the growth is still significant due to the leading city in Yangtze Delta — Shanghai — being the first pilot free trade zone nationwide, and it could proactively facilitate access to the market.; by 2026, the number would reach around 172 billion RMB with a CAGR of 9.4%.

Source: Frost & Sullivan

Growth driver analysis of container trucking service industry in China

Expanding Domestic Demand:    During the annual meetings of the Chinese People’s Political Consultative Conference and the National People’s Congress in 2020, the government proposed to gradually form a new development pattern with domestic circulation being the main focus with dual domestic and international trade complementing each other. Thus, the “internal circulation”, and “expanding domestic demand” driven by domestic trade container sustained growth: With the development of China’s economy and the container transport industry, domestic trade container throughput is expected to occupy a larger and larger proportion of the main domestic ports.

China Port Cargo Throughput, breakdown by Foreign Trade and Domestic Trade
Million Tons, 2016-2021
Foreign Trade
Domestic Trade
CAGR 2016-2021
4.5%
6.1%
11,830
3,762 (31.8%)
8,069 (68.2%)
12,644
4,002 (31.6%)
8,642 (68.4%)
13,345
4,163 (31.2%)
9,182 (68.8%)
13,951
4,321 (31.0%)
9,630 (69.0%)
14,550
4,496 (30.9%)
10,054 (69.1%)
15,545
4,697 (30.2%)
10,848 (69.8%)
2016
2017
2018
2019
2020
2021

Source: China Ports & Harbours Association, Frost & Sullivan

Wider Water Coverage of Container Shipping:    China has the natural waterways of inland rivers and lakes crisscrossing the country. High standardization of container transport is capable of achieving a strong penetration through the inland waterways. Thus, wider water coverage of container shipping drives greater demand for container trucking services on road. Nowadays, many tiny tributaries in the South area such as Jiangsu and Zhejiang are developing rapidly in container transport.

China Port Container Throughput, breakdown by Coastal Port and Inland Waterway

Million TEUs, 2016-2021

Coastal Port
Inland Waterway
CAGR 2016-2021
5.1%
7.2%
218.0
236.8
249.8
261.1
264.3
282.7
194.4 (89.2%)
209.9 (88.6%)
221.2 (88.5%)
230.9 (88.5%)
234.3 (88.6%)
249.3 (88.2%)
23.6 (10.8%)
27.0 (11.4%)
28.6 (11.5%)
30.2 (11.5%)
30.0 (11.4%)
33.4 (11.8%)
2016
2017
2018
2019
2020
2021

Source: China Ports & Harbours Association, Frost & Sullivan

Various Favorable Policies to Encourage Container Multimodal Transport:    A series of guiding documents such as “Notice of the Ministry of Transport and Other 18 Departments on Further Encouraging Multimodal Transport” has been issued to strengthen the top-level design of multimodal transport development. For example, three batches of 70 multimodal transport demonstration projects have been organized and explored, covering 28 provinces nationwide. In regard to the container water-and-road multimodal, it is clarified in the “Guiding Opinions on Building World-Class Ports” released in 2019 that the principle of port construction has to adhere to the market-oriented, vigorously promote road-sea linkage, river-sea interaction, and port-industry-city integration.

Future trends of container trucking service industry in China

Highly Integrated with the Supply Side Continuously Optimized:    With the proliferation of business for domestic trade, the container trucking service industry is in a fully competitive state due to its high potential for growth and huge market demand. However, despite the high degree of marketization, the overall market is fragmented and the regional leaders are cut off from one another. The drawbacks here are becoming increasingly prominent, such as the general lack of corporate cash flow, rapid development being limited due to backward management methods, the deteriorating competitive environment of the industry, and inadequate and unsustainable management policies. Thus, with the infusion of capital and the support of regulation, the merger of enterprises and the optimization of resources could lead to further integration. Some regional small-scale fleets would be integrated first, and then gradually become larger through expansion by continuous merger and acquisition.

More Customized Services for the Increase of Different Ship Types:    With the development of wider inland waterways coverage of container shipping, the government strongly encourages a size of 16TEU, 32TEU, and 48TEU ship types to match, in which the articulated container trucking service industry is brought up together. Meanwhile, along with the development of coastal port trade, for the consideration of high efficiency, large-scale, and low-cost factors, the ship employed in container shipping are getting larger. Also, with the supporting ports and other upgrades, 8000 TEU ships began to appear in the current North-South route. The increase in the number of different types of ships will require further container trucking service to support, and the downstream customers would obviously become more and more closely linked to the road service of end-to-end transport.

Digitalization for the Efficient Industry Integration:    Today, the international storage and transportation industry are still stuck in traditional logistics services, and there is no unified data management system on the market. The Ministry of Transport plans to organize pilot demonstration projects to promote digital transformation with the application of “Internet+”, which includes accurate process control and comprehensive traceability. Data relating to each link in the supply chain is tracked in real-time; VR technology is used for distributed management; Database is used to optimize nodes and improve operational efficiency to collaboratively solve various problems. China is also now actively promoting the application of 5G and other new-generation information technology, focusing on railroads, highways, ports, waterways, civil aviation, postal services, etc.

Competitive Landscape of Container Trucking Service in East China

Overview of competitive landscape

By region, container trucking service demand is still concentrated in the four major urban clusters of rapid economic development. Although the sudden Covid-19 epidemic has formed a huge impact on transportation, it has been controlled. Road freight is still occupying a major role in the integrated transport system, together with the growth of the proportion of truck-trailers. From the trucking activity perspective, which is closely related to regional economic activities, East China is an active trucking area. The entire container trucking service industry is fragmented by sub-sector fields or geographic areas. Although the registration of individual trucking operators is declining year by year, individual fleets are still the mainstay of the industry, accounting for around 83% in 2021. Also, the registration of enterprises is significantly increasing due to the strongly expanding markets of specialized transport and bulky transport. Having a sizable carrying capacity is the top priority for the development of container trucking service companies, i.e., their self-owned vehicles to manage. During the peak season, if the volume of freight exceeds the company’s carrying capacity, the service company may have to seek temporary capacity from subcontractors. Since the entire market is in high demand during peak season, the service company may have to incur significant cost to obtain sufficient carrying capacity. To a certain extent, the lack of self-owned carrying capacity is limiting the future of the company.

Competitive landscape in East China, by number of self-operated vehicles

Our group is the biggest container trucking service company in East China in terms of self-operated vehicles. In 2021, it has owned 521 container vehicles, which accounted for a 0.06% market share. Since the industry is at a very initial stage, the overall market concentration is relatively low. Company A, company B, company C, and company D are the other leading container trucking service companies.

The following diagram illustrates the market shares of the top five container trucking service companies in East China in terms of self-operated vehicles in 2021:

Source: Frost & Sullivan

Note: 1) Self-operated Vehicles refers to vehicle purchased and owned by the company and operated by the hired driver under the company’s guidance. 2) Number of vehicles in East China refers to container Turk mainly dedicated to serving the delivery route within East China. 3) Company A refers to Shenzhen Hercules Logistics Co., Limited; Company B refers to Sinotrans Container Transportation Co., Limited; Company C refers to Shanghai International Port (Group) Co., Limited; Company D refers to Shanghai Platypus Network Technology Co., Limited.

CORPORATE HISTORY AND STRUCTURE

The following diagram illustrates the corporate structure of the Group as of the date of this prospectus and upon completion of this Offering, assuming that all of Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note have been converted in full into our Class A Ordinary Shares at an assumed conversion price of US$ [2] before the Offering.

OUI Global was incorporated on November 9, 2022 under the laws of the Cayman Islands. As of the date of this prospectus, the authorized share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, of which [9,000,000] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding. OUI Global is a holding company and is currently not actively engaging in any business. OUI Global’s registered office provider in the Cayman Islands is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Tokuen HK Limited (“Tokuen HK”) was incorporated on June 30, 2022, under the laws of Hong Kong. Tokuen HK International is a wholly owned subsidiary of OUI Global. It is a holding company and is not actively engaging in any business.

Wah Mou International Company Limited (“Wah Mou International”) was incorporated on July 7, 2017 under the laws of Hong Kong, formerly known as Wah Mou International Technology Company Limited. Wah Mou International is a wholly owned subsidiary of OUI Global. It is a holding company and is not actively engaging in any business. As of December 31, 2022 and 2021, Wah Mou International was not a subsidiary of OUI Global. On January 20, 2023, OUI Global acquired from TOP HARVEST VENTURES LIMITED the entire equity of Wah Mou International. Wah Mou International then have become wholly-owned by OUI Global.

Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao” or “TKE Zhenbiao WFOE” or “PRC Operating Subsidary”) was incorporated on December 21, 2001, under the laws of the PRC. TKE Zhenbiao is a wholly owned subsidiary of OUI Global, indirectly through Tokuen HK Limited and Wah Mou International, and is our main operating entity.

Shanghai TKE Supply Chain Limited (“TKE Supply Chain” or “TKE Supply Chain WFOE”) was incorporated on December 1, 2022, under the laws of the PRC. TKE Supply Chain is a wholly owned subsidiary of OUI Global, indirectly through Tokuen HK Limited. TKE Supply Chain does not have any operation and currently dormant.

BUSINESS

Overview

Our mission is to become a global integrated supply chain solutions and logistics service provider.

Through TKE Zhenbiao, our PRC Operating Subsidiaries founded in 2001, we are a logistics service provider in the East China region (covering the provinces of Anhui, Fujian, Jiangsu, Shandong and Zhejiang and the municipality of Shanghai of the PRC), mainly offering container trucking services to our customers. Trucking services refer to the haulage, primarily containers, between seaports and/or our customers’ designated pick up and/or delivery points. As of December 31, 2022, we operate a truckload fleet of 214 trucks and 239 trailers, including 5 trucks and 4 trailers which are leased under capital (financing) lease arrangements, all of which are owned by us. According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021. Since 2018, we have been a member of the Container Trucking Branch of the Shanghai Transportation Trade Association.

We offer a broad geographic coverage to meet our customers’ diverse transportation needs within the East China region. Headquartered in Shanghai, we focus on the East China region as our primary market and our delivery network covers major transportation hubs in Shanghai, Jiangsu, Zhejiang, and Anhui. The map below sets forth the regions where we have established a presence as of the date of this prospectus:

Our customers primarily include sizeable freight forwarders. To a lesser extent, we also provide direct service to customers such as trading companies and construction companies. Leveraging our established track record and in-depth knowledge on logistics service, we have developed a diversified customer base. During the years ended December 31, 2022 and 2021, we had 616 and 693 customers, respectively, and sales to our top five customers accounted for 18.1% and 20.8%, respectively.

We have broadened our sales channels and achieved significant growth in our business in recent years. Our revenue increased to US$63.1 million for the year ended December 31, 2022 and our net income increased to US$1.1 million for the year ended December 31, 2022.

According to Frost & Sullivan, the market size of the container trucking service industry in the East China Region increased from approximately RMB46 billion in 2016 to approximately RMB110 billion in 2021, representing a CAGR of 18.9%. Driven by (i) the expanding domestic demand by the government proposed “internal circulation” in 2020; (ii) the widening of coverage of container shipping in the PRC driving greater demand for container trucking services on road; and (iii) favorable policies promulgated by the government of the PRC such as the promotion of multimodal transport in the logistics industry, which promotes road-sea linkage, river-sea interaction and port-industry-city integration, we expect that the demand of container trucking service industry will further increase. According to Frost & Sullivan, the market size of the container trucking service industry in the East China Region is expected to continue to grow from approximately RMB110 billion in 2021 to approximately RMB172 billion in 2026, representing a CAGR of 9.4%.

Competitive Strengths

Well-established industry leader with a long operating history and substantial experience

We, through TKE Zhenbiao, our PRC Operating Subsidiary that was founded in 2001, have over 20 years of operating experience in the logistics industry in the PRC. From which we have accumulated a strong reputation and high recognition in the industry. Since 2018, we have been a member of the Container Trucking Branch of the Shanghai Transportation Trade Association. To establish a solid reputation in the logistics industry in the PRC, we focus on providing quality container trucking services to ensure that we are able to meet the quality standards expected from our customers. We also strive to provide logistic solutions to catering the day-to-day needs of our customers by providing customizable logistics services for our customers.

Wide geographical coverage in the PRC serving a diverse customer base

We offer a broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Headquartered in Shanghai, we focus on the East China region as our primary market and our delivery network covers major transportation hubs in Shanghai, Jiangsu, Zhejiang and Anhui. Our flexibility in relation to our geographical coverage enable us to match the container trucking needs of our customers.

Throughout our long operating history, we believe that we have established stable relationships with our customers. Our customers primarily include sizeable freight forwarders. To a lesser extent, we also provide service to direct customers such as trading companies and construction companies. We had established business relationship of more than five years with three of our top five customers for the years ended December 31, 2022 and 2021, respectively. Leveraging our established track record and in-depth knowledge on logistics service, we are able to develop a diversified customer base by constructing relationship with customers from various industries. As of the date of this prospectus, we maintain stable relationships with more than 200 freight forwarders. During the years ended December 31, 2022 and 2021, we had 616 and 693 customers, respectively, and sales to our top five customers accounted for 18.1% and 20.8%.

Sizeable fleet capability

As of December 31, 2022, TKE Zhenbiao operates a truckload fleet of 214 trucks and 239 trailers, including 5 trucks and 4 trailers which are leased under capital (financing) lease arrangements, all of which are owned by us. According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021. The size of our fleet has enabled us to cater to the needs of our customers in a timely and efficient manner. As such, we are capable of providing seamless transportation options to meet the needs of our customers by providing stable, reliable and flexible container trucking services to our customers. Our sizeable fleet helps us minimize service interruption or delay caused by vehicle malfunctions of our vehicles by deploying our other available vehicles within a short period of time and enlarge our customer base by having the capability to cater different types of delivery demands.

Experienced and dedicated management team

Our management team has extensive and in-depth knowledge of and experience in the logistics industry in the PRC. Mr. Xin Hu, our Chief Executive Officer and Chairman, has approximately 25 years of experience in the logistics industry. Mr. Xin Hu is primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. We are supported by our senior management team, which consists of four personnel as of December 31, 2022 and are mainly responsible for management of transportation and delivery operation, drivers, insurance and sales and marketing. Our senior management team has over five years of experience with our company and over seven years of experience in the logistics industry. For example, Mr. Peng Long, our fleet operation manager, has over 20 years of experience in the logistics industry and over ten years of experience with us.

Growth Strategies

Expand our service offerings to cover all aspects of the global supply chain logistics services

We plan to expand our service offerings to cover all aspects of the global supply chain logistics services and to provide one-stop logistics services to meet the diversified and in-depth needs of our customers. We will invest in logistics facilities and infrastructures such as fleet, warehouses and equipment to improve our one-stop logistics service capabilities. We will gradually expand the scope of our logistics services to providing freight-forwarding cargo space booking services and import/export customs declaration services. With the aim of gaining greater exposure to the mid-stream logistic industry and strengthening the geographical coverage of our services to other regional markets, we intend to make strategic investments and/or acquisitions in other PRC logistics companies, such as freight forwarders, with professional operational capabilities, strong growth potential and synergies with our business operations.

Establish our service presence in the U.S. market

The U.S. has long been one of the world’s largest trade importers and exporters. Leverage our long-established presence in the PRC market, our diversified and solid customer base as well as our immense experience in the logistics industry, we believe we will be able to tap into the huge potential of the United States logistics services market. We plan to expand our presence in the U.S. market by setting up regional offices at major port cities in the United States. We also plan to acquire quality local warehouses and storage spaces in major cities in the United States. We may selectively pursue mergers and acquisitions, investments and partnerships with freight service providers in the U.S. to develop our capacity in serving United States customers. We will also explore the possibility of forming strategic partnership with local logistics or supply chain service providers in the United States to establish our service coverage in the U.S. in a swift and effective manner.

Expand and optimize our fleet in a flexible and orderly manner

According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021. We believe that a sizeable fleet is required for maintaining competitiveness in the logistics industry as we expect the customer demand will remain strong during and after the COVID-19 pandemic. For such reason, we plan to expand our fleet size by purchasing more trucks, trailers, and other vehicles and equipment. In the future, we may also attempt to operate new energy trucks, subject to the latest technology development, regulatory requirements and market conditions.

Improve our operational efficiency through strengthening our technologies

We plan to invest in our technological platform, in-house integrated cloud-based supply chain and freight management systems in order to sustain our competitive edge in technology innovation. We will strengthen our capabilities in key fundamental technologies such as the adaptation of virtual reality (“VR”) and augmented reality (“AR”), which will enable real-time management of cargos and optimize efficiencies in the logistics industry. We plan to improve our capabilities in smart systems and infrastructure, including establishing VR/AR-empowered logistics centers, fully automated warehouses and distribution centers, and unmanned delivery vehicles. We also intend to strengthen our ability to provide smart supply chain solutions which can provide additional value and data insights to our customers in different industry verticals.

Maintain stable relationships with our major customers and expand our customer base

Maintaining good relationships with our existing customers and suppliers has always been important to us as it ensures a platform for cross-selling our services and improves our network and reputation within the logistics industry. New customer acquisition has been successful via referrals by existing customers. To maintain the relationships with our existing customers, we focus on providing them with the best service possible and growing our service offerings to match their evolving needs. We are constantly expanding our portfolio of services to ensure their needs are catered. Such efforts include upgrading our vehicle fleet and technology and improving our operational flow to minimize downtime and increase efficiency.

Further invest in human capital

We are fully committed to cultivating the development of our employees’ skills and knowledge. We intend to continue to invest in our human capital by providing a continuous learning environment and offering more opportunities for our employees to pursue professional growth. As we enter into new markets, we will continue to seek to develop expertise in the local markets through recruiting local talents. Furthermore, we will strive to maintain our dynamic corporate culture and structure, as well as our core values, as we expand our network and service offerings.

Our Logistics Services and Operation

We are a logistics service provider in the East China region, mainly offering container trucking services to our customers. Trucking services refer to the haulage, primarily containers, between seaports and/or our customers’ designated pick up and/or delivery points. According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021. Since 2018, we have been a member of the Container Trucking Branch of the Shanghai Transportation Trade Association.

We offer a broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Headquartered in Shanghai, we focus on the East China region as our primary market and our delivery network covers major transportation hubs in Shanghai, Jiangsu, Zhejiang and Anhui.

Our Fleet

As of 31 December 2022, we operate a truckload fleet of 214 trucks and 239 trailers, including 5 trucks and 4 trailers which are leased under capital (financing) lease arrangements, all of which are owned by us. According to the Frost & Sullivan Report, we ranked first in the East China region in terms of self-operated vehicles in 2021. We install GPS systems in our vehicles that enables the operations team to track the location of the vehicle in real-time. This not only improves safety for our drivers but also provides for better recordkeeping and updating for our customers. All of our vehicles are insured against losses and damages for both our drivers and third parties, and regular maintenance programs have been put in place to ensure our vehicles are always in their best condition to our drivers.

Truck

Trailer

Operation Flow

Import process workflow

The below diagram shows the import process workflow of our container trucking services:

a.      Receive job instruction and create job order:    when a customer places a job instruction with us, the order is assessed by our customer service department. The job instruction will state the type and quantity of cargo that needs to be delivered, the schedule for the delivery and the designated delivery point. The customer service department will check the estimated date of arrival for the vessel and generate a work order based on the customer’s requirements.

b.      Schedule and dispatch jobs to driver:    when the operations department receives the work order, traffic controllers will consolidate all available work orders received and initiate planning on the delivery routes and assigning drivers to their specific jobs. When the traffic controllers dispatch jobs to the drivers, the drivers will be briefed on the planned routes, the customers’ requirements, and the designated delivery point.

c.      Collection of laden container from the seaport:    during the collection of laden container from the port, the driver will check for a seal on the container. If the seal is not intact, the driver will report back to the operations department for further instructions. Depending on the customer’s arrival notice, the driver will either deliver the laden container to our logistics yard or directly to the customer’s warehouse.

d.      Unstuffing at customer’s designated delivery point:    when the container is delivered to the customer’s warehouse, the customer will then proceed to unload all cargo from the container. The delivery is considered to be completed when then container is safely delivered to the customer’s designated delivery point.

e.      Delivery to container depot:    after the customer has successfully unloaded all the cargo from the container, the driver will then deliver the empty container back to the shipping depot. Throughout this whole process, we keep track of the movement of the prime mover to ensure that a smooth delivery to all delivery points.

Export process workflow

The below diagram shows the export process workflow of our container trucking services

a.      Receive job instruction and create job order:    when a customer issues a job instruction, it is assessed by our customer service department. The job instruction will state the type and quantity of cargo that needs to be delivered, the schedule for the delivery and the designated delivery point. The customer service department will check the estimated date of arrival of the vessel and generate a work order based on the customer’s requirements.

b.      Schedule and dispatch jobs to driver:    when the operations department receives the work order, traffic controllers will consolidate all available work orders received and initiate planning on the delivery routes and assigning drivers to their specific jobs. When the traffic controllers dispatch jobs to the drivers, the drivers will be briefed on the planned routes, the customers’ requirements and the designated delivery point.

c.      Collection of empty container from container depot:    after receiving a job from the traffic controllers, the driver will proceed to collect the empty container from the container depot. The driver will then deliver the empty container to the customer’s designated pick-up point.

d.      Stuffing at customer’s designated pick-up point:    the customer will then proceed to load their cargo into the container and then place a seal on the container. After the customer has loaded the cargo, the driver will check for the seal on the container. If the seal is not intact, the driver will report back to the operations department for further instructions. Following which, the driver will proceed to the next delivery destination based on the customer’s job instruction.

e.      Delivery to seaport:    if the assigned vessel is in port and no storage space is required, the driver will proceed directly to the port for delivery. However, if storage space is required by the customer, the driver would deliver the laden container to our logistics yard for storage until the container is ready to be transferred to the vessel. The delivery is considered to be completed when the container is safely delivered.

Our Customers

Our customers primarily include sizeable freight forwarders. To a lesser extent, we also provide direct service to customers such as trading companies and construction companies. During the years ended December 31, 2022 and 2021, we had 616 and 693 customers, respectively, and sales to our top five customers accounted for 18.1% and 20.8%.

Our Relationship with Major Customers

Throughout our long operating history, we believe that we have established stable relationships with our customers. We had established business relationship of more than five years with three of our top five customers for the years ended December 31, 2022 and 2021, respectively. Leveraging our established track record and in-depth knowledge on logistics service, we are able to develop a diversified customer base by constructing relationship with customers from various industries. As of the date of this prospectus, we maintain stable relationships with more than 200 freight forwarders. During the years ended December 31, 2022 and 2021, we had 616 and 693 customers, respectively, and sales to our top five customers accounted for 18.1% and 20.8%.

We believe that our continuous effort in providing high-quality services to our customers is key to increasing our market share in the logistics industry. We have in place an operations team that manages general inquiries, complaints, and feedback from our customers. They are also responsible for working with our subcontractors to resolve and complaints or late delivery issues. The most efficient and main channel for communication used between our operations team and our customers and subcontractors is telephone call or instant messaging. This has allowed us to resolve issues quickly.

We recognize that having a high level of customer satisfaction is crucial in helping us maintain a strong reputation in the market and cultivate customer loyalty. As such, we monitor our delivery and customer feedback closely with the goal of increasing service quality and customer satisfaction.

General Terms of Master Service Agreements with Customers

We entered into master service agreements with our customers. Although the terms of master service agreements may vary, the material terms that are generally contained in our agreements with major customers are set out below:

Scope of Service	Each master agreement specifies the basic type of services to be provided, which may include the provision of container trucking services
Term	Ranging from 1 year to 5 years while some contracts are long term agreements with indefinite terms
Condition of the Transportation Vehicles	The transportation vehicles provided are generally required to be in good condition
Services Fee

In relation to our container trucking services, we generally charge our customers at various fixed rates based on the scope of services provided. Our charging rate is mainly determined by (i) the estimated amount of services required; or (ii) the distance between the designated pick-up points and delivery destinations; or (iii) the type of transportation vehicles required, particularly their gross vehicle weight.

Liability

We will be liable for any damages to the goods, equipment and premises of the customers caused by us during the provision of our container trucking services. We are also liable for any loss or damages to the goods that are in our custody and for any non-compliance of relevant laws and regulations of the PRC.

Renewal	Certain master agreements have an automatic renewal clause or an optional renewal clause upon agreement of both parties

Credit and Provision Policy

We generally grant our customers a credit period of less than 180 days from the invoice day. The length of credit period granted varies on a case-by-case basis depending on the amount of services, the length of the relationship with these customers and the payment method. We update individual customers’ payment records from time to time and, if necessary, will revise the credit terms of individual customers accordingly.

Our Suppliers

The supplies we need for our business, mainly include drivers, subcontractors, tires, vehicles, fuel oil, and repair and maintenance. Our top 5 suppliers, in the aggregate, accounted for over 56.2% and 55.1% of our total cost of revenue for the fiscal years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2022, the top 5 suppliers were Shanghai Qianying Supply Chain Management Co. Ltd., Shanghai Yanzhou Supply Chain Management Co. Ltd., Shanghai Yanzou Energy Technology Co. Ltd., Shanghai Biaojin Logistics Co. Ltd. and Shanghai Lujing Logistics Co. Ltd.], representing 22.5%, 13.9%, 7.9%, 7.1% and 4.9%. For the year ended December 31, 2021, the top 5 suppliers were Shanghai Linhan International Logistics Co. Ltd. (“Shanghai Linhan”), Shanghai Yuhui Freight Forwarding Co. Ltd. (“Shanghai Yuhui”), Shanghai Tongmai Logistics Co. Ltd., Sinopec Shanghai Oil Products Company, and Shanghai Lujing Logistics Co. Ltd., representing 24.9%, 15.4%, 6.3%, 4.5% and 4.0% of our total cost of revenue, respectively.

Our businesses operate substantially through our self-owned fleet of tractors, trucks, and trailers. Meanwhile, in the case of a surge of demand or the emergency need for additional transportation capacity, we may subcontract some of our services to subcontractors, through the fleets of vehicles that are owned and operated by these third-party providers, who are responsible for maintaining and operating their own fleets and paying their own fuel, insurance, licenses and other operating costs.

We require substantial and steady supply of drivers to operate our self-owned fleet, and we currently and historically rely on several drivers outsourcing companies as the suppliers of drivers to operate our fleets, through drivers-outsourcing arrangements. We believe that these driver-outsourcing arrangements and our subcontracting arrangements would minimize the need to consistently employ and maintain a large workforce of drivers, while at the same time, maintaining a steady supply of drivers, ensuring quality and standards of drivers, increasing flexibility, and cost-effectiveness in carrying out our services.

As of the date of the prospectus, there are approximately over 200 drivers available for our deployment, supplied by two drivers-outsourcing companies, Shanghai Qianying Supply Chain Management Co. Ltd. (“Shanghai Qianying”) and Shanghai Yanzhou Supply Chain Management Co. Ltd. (“Shanghai Yanzhou”), all of which are independent third parties. On February 1, 2022, we have entered into Master Labor Outsourcing Agreements, for the terms of 1 year and 11 months, with Shanghai Yanzhou and Shanghai Qianying, respectively, setting out the principal terms and responsibilities of the drivers-outsourcing arrangement. The material terms that are contained in the Master Labor Outsourcing Agreements are set out below:

Scope of Service	Each into master labor outsourcing agreements specifies the basic type of services to be provided, which mainly include the provision of drivers for our deployment.
Term	1 year and 11 months, expire on December 31, 2023.
Drivers

(a)     drivers-outsourcing companies shall provide drivers who must be healthy, under the age of 60 and have obtained the relevant driver licenses;

(b)    the drivers-outsourcing companies are required to enter legally valid and binding employment contracts with the drivers, pursuant to which the drivers-outsourcing companies shall pay wages, social insurance, or any forms of other compensation to the drivers;

(c)     the drivers-outsourcing companies are responsible for the compensation in relation injury and death of the drivers in the course of the provision of services;

Services Fee

The fee is determined by TKE Zhenbiao and each individual drivers-outsourcing companies, from time to time, mainly determined by the number of drivers required and the time utilized. The service fee payable to the drivers outsourcing companies are to be settled on monthly basis.

Termination and Liability

The drivers-outsourcing company will be liable for any damages caused to TKE Zhenbiao and any fines and administrative penalties imposed by the relevant regulatory authorities caused by the drivers outsourced.

For years ended December 31, 2021 and 2020, we have engaged Shanghai Linhan, a related party to us, and Shanghai Yuhui Freight Forwarding Co. Ltd., an independent third party, to provide drivers for our operation through drivers-outsourcing arrangements. Shanghai Linhan is a company that is incorporated under the law of the PRC, controlled by Mr. Jinbiao YU and his family member. Please see the section entitled “Related Party Transaction” for further details.

We ceased our business relation with Shanghai Linhan and Shanghai Yuhui on July 22, 2022 and September 1, 2020, respectively. We currently only procure drivers from Shanghai Yanzhou and Shanghai Qianying.

Subcontracting Arrangement

For the year ended December 31, 2022 and 2021, we have 14 and 13 subcontractors, respectively. Our subcontracting charges for the year ended December 31, 2023 and 2021 was US$18.1 million and US$18.4 million, which accounted for approximately 29.5% and 28.9% of our cost of revenues, respectively.

We continuously conduct a comprehensive assessment of our subcontractors in order to better control the quality of their services. We place orders with these subcontractors on a back-to-back basis, once we require the service of these subcontractors, we will allocate the work to the subcontractors and pass along the relevant information contained in the service agreements we have entered into with our customers to them. Such back-to-back arrangements can ensure the quality and quantity of the container trucking services rendered by our subcontractors are in compliance with our customers’ requirements. Our subcontractors will then arrange for an appropriate number of vehicles for performing the agreed container trucking services.

We usually enter into master agreements with these subcontractors setting out the principal terms of the subcontracting arrangement, the material terms that are generally contained in our agreements with major subcontractors are set out below:

Scope of Service	Each master agreement specifies the basic type of services to be provided, which mainly include the provision of container trucking services.
Term	Ranging from 1 year to 2 years while some contracts are long term agreements with indefinite terms
Condition of the Transportation Vehicles	The transportation vehicles (if applicable) provided are generally required to be in good condition
Services Fee	The fee is determined by us and each individual subcontractor and thus, it varies.
Liability

The subcontractor will be liable for any damages to the goods, equipment and premises caused by them during the provision of container trucking services. The subcontractors are also liable for any loss or damages to the goods that are in their custody and for any non-compliance of relevant laws and regulations of the PRC.

Renewal	Certain master agreements have an automatic renewal clause

As of the date of this prospectus, we have not experienced any material dispute with our subcontractors. We do not foresee any material difficulties in sourcing substitute subcontractors if we terminate our relationship with any of the existing subcontractors.

Seasonality

We typically experience a seasonal surge in sales during the fourth quarter of each year as a result of year-end sales promotions by online and offline merchants throughout China, which may impose challenging resource and capacity demands on our business operations. In periods of peak demand, we will extend our hours of container trucking services per day with our existing drivers and subcontractors if necessary. As seasonal fluctuation in demand do not have material effect on our total revenue, we believe seasonality has minimal effect to our business’ overall performance.

Sales and Marketing

Our new customers are mainly referrals from our existing customers which in our view, is a reflection of our existing customers’ satisfaction with our services. Maintaining good relationships with our existing customers and suppliers has always been important to us as it ensures a platform for cross-selling our services and improves our network and reputation within the logistics industry. Our primary strategy for new customer acquisition is to further expand our service offerings to cover all aspects of the global supply chain logistics and expand our fleet size to meet the evolving demands of existing and potential customers.

Quality Assurance

We believe that our ability to maintain quality of our container trucking services is critical to our growth. Our quality assurance includes the following:

•        Pre-trip commencement vehicle inspection: Before our drivers commence their first trip each day, they are required to perform a routine check on their vehicle.

•        Regular vehicle inspection: To ensure vehicular safety, we have implemented a regular vehicle maintenance regime for our trucks and trailers. All trucks and trailers in our fleet are subject to regular inspection with the view that vehicles that are not roadworthy can be a potential hazard to other road users and that regular inspections help to minimize vehicular breakdowns and road accidents. We have spent approximately US$4.4 million and US$2.9 million on vehicle repair and maintenance during the year ended December 31, 2022 and 2021, respectively.

•        Vehicle selection: The selection of the brand and model of vehicles to purchase is important as it impacts upon our ability to deliver reliable container trucking services to our customers. We will typically take into consideration factors such as the vehicle’s capacity, reliability, diesel consumption, cost of spare parts and road worthiness.

Environmental Protection

Due to the nature of our business, our operational activities do not directly generate industrial pollutants. As such, we have not directly incurred any cost of compliance with applicable PRC environmental protection rules and regulations as of the date of this prospectus and do not expect that we will directly incur significant costs for such compliance in the future.

Pursuant to the Limits and Measurement Methods of Fuel Consumption of Operating Vehicles and Limits and Measurement Methods of Fuel Consumption of Operating Truck, fuel consumption of our vehicles is subject to certain limitations prescribed thereunder. We have an internal policy in place to ensure all vehicles that we purchase are in compliance with these measures.

As of the date of this prospectus, we had not come across any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

Competition

According to Frost & Sullivan, the market size of the container trucking service industry in the East China Region increased from approximately RMB46 billion in 2016 to approximately RMB110 billion in 2021, representing a CAGR of 18.9%. Driven by (i) the expanding domestic demand by the government proposed “internal circulation” in 2020; (ii) the widening of coverage of container shipping in the PRC driving greater demand for container trucking services on road; and (iii) favorable policies promulgated by the government of the PRC such as the promotion of multimodal transport in the logistics industry, which promotes road-sea linkage, river-sea interaction and port-industry-city integration, we expect that the demand of container trucking service industry will further increase. As such, we believe we should focus on deploying our resources towards competing for a larger market share in the logistics industry. However, our capacity is limited by the size of our fleet and our then available resources, including availability of our manpower and working capital. We plan to expand our service offerings, establish our presence in the U.S. market, optimizing our fleet, strengthening our technologies and investing in human capital to capture the potential opportunities in the growing container trucking service industry. According to Frost & Sullivan, the market size of the container trucking service industry in the East China Region is expected to continue to grow from approximately RMB110 billion in 2021 to approximately RMB172 billion in 2026, representing a CAGR of 9.4%.

Our Employees

We had 13 full-time employees as of December 31, 2022. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2022:

Function	Number of Employees
Administrative	4
Accounting and Finance	3
Transportation and Delivery Operations	4
Repair and Maintenance	2
Total	13

Containing trucking services requires a large labor workforce. As of December 31, 2022, there was over 200 drivers available for our deployment, supplied by two drivers-outsourcing companies, through drivers-outsourcing arrangements

We invest significant resources in the recruitment of employees in support of our rapidly growing business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality. We also regularly conduct employee trainings in the areas of risk management, managerial skills, company culture and communications.

We have established procedures to provide our staff and drivers supplied by our suppliers through drivers-outsourcing arrangements with a safe and healthy working environment by setting out a series of work safety rules in case of emergencies including fire, electric shock and typhoons.

We require our staff and outsourced drivers to follow our safety rules. We also provide our employees and outsourced drivers with occupational safety education and trainings to enhance their awareness of safety issues. We regularly provide guidance to our employees and outsourced drivers on correct and safe working practices. We also hold regular meetings with our suppliers of drivers to discuss on the implementation of safety measures and follow up with any safety issues identified during our course of operation.

We constantly monitor the performance, safety standard, and license of the drivers provided by the driver outsourcing companies. Pursuant to the Master Labor Outsourcing Agreements with the driver outsourcing companies, driver outsourcing companies are required to take effective measures to make corrections in a timely manner if we discovered that the drivers provided could not meet our work standard and safety requirement. Furthermore, we are entitled to request the driver outsourcing companies to replace the drivers immediately, if the drivers provided have violated our work safety rules, operation procedures, or failed to comply with any regulations, laws, or relevant licensing requirement.

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. For risk in relation to our contribution for employee social security plans, see “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Properties

As at the date of this prospectus, TKE Zhenbiao, our PRC Operating Subsidiary entered into the following lease agreements:

Location	Term of Lease	Usage
No. 200 Nanding Road, Baoshan District, Shanghai, People’s Republic of China	January 1, 2020 to December 31, 2025	Logistic yard
Room 1801, No. 6, Line 3508 Yixian Road, Baoshan District, Shanghai, People’s Republic of China	January 1, 2023 to December 31, 2025	Office
The Site located west of Wufang, south of Baolin Factory, north of Wufang River, east of Tiefeng Road, Shanghai, People’s Republic of China	January 1, 2022 to December 31, 2023	Logistic yard

Licenses and Permits

Save as disclosed in this prospectus, we have obtained all necessary licenses, approvals and permits that are material to our business, all of which are validly issued and current as of the date of this prospectus. The details of the licenses and permits we have obtained are as follows:

License/Permit	Recipient	Issuing body	Date of grant	Date of expiry
Road Transportation Business Operation License	TKE Zhenbiao	Shanghai Municipal Urban Transportation Administration Bureau	October 23, 2019	October 22, 2023
Business License	TKE Zhenbiao	Shanghai Administration for Market Regulation	January 9, 2023	December 20, 2041
Business License	TKE Supply Chain	Free Trade Pilot Zone Lin-gang Special Area Administration for Market Regulation	December 1, 2022	—

Insurance and Social Security Matters

We maintain automobile insurance policies against loss or damage to our vehicles, drivers and third parties arising in the course of the delivery and policies against damages and losses of cargo during the provision of services. We currently do not have any business liability or disruption insurance. We also participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

Our insurance coverage complies with the requirements of our existing customers. We believe that such coverage is in line with industry norms in the PRC and is adequate and sufficient for our current operations.

Legal Proceedings

From time to time, TKE Zhenbiao, our PRC Operating Subsidiary, is subject to legal proceedings, investigations, claims, and other disputes incidental to the conduct of our business. TKE Zhenbiao has been involved and currently subject to various legal proceedings and claims, including but not limited to road traffic related personal injuries, death, property damages, and insurance claims. We are not aware of any such legal proceeding, investigation, or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition, or operation result.

REGULATIONS

Regulation Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, effective on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list.

On December 19, 2020, the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”), jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting industry and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on the target’s business decisions, human resources, accounting and technology, etc.

On December 27, 2020, the NDRC and the MOFCOM jointly issued the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalog, which became effective on January 27, 2021. The NDRC and the MOFCOM further issued a new Encouraging Catalog (2022 Version) on October 26, 2022 which will become effective on January 1, 2023. On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. The Encouraging Catalog and the 2021 Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment, namely “encouraged”, “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog or the 2021 Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

Regulation Relating to Road Transportation

On April 30, 2004, the State Council promulgated the Regulations of the PRC on Road Transport, or the Road Transport Regulations, which was last amended on March 29, 2022 and became effective on May 1, 2022. Pursuant to the Road Transport Regulations, the road transportation business operation license, issued by the local transportation authority, is generally required for the operation of freight transport business, except otherwise provided by these regulations. A driver engaging in the freight transport business operations shall have obtained corresponding driver’s license and pass relevant examinations held by competent transportation authority. Under the Road Transport Regulations, anyone engaged in the freight transport business without requisite road transportation business operation license shall be ordered to stop operation, be subject to confiscation of illegal gains, fines and other liabilities. The Road Transport Regulations also clarifies that foreign investors may, in accordance with relevant PRC laws and regulations, invest in the road transport operations business and road transport related businesses in the PRC through Sino-foreign equity joint venture, Sino-foreign cooperation or wholly-owned by foreign investors.

On June 16, 2005, the Ministry of Transport promulgated the Administrative Provisions on Road Freight Transport and Stations, or the Road Freight Transport Provisions, which was last amended on September 26, 2022. The Road Freight Transport Provisions reiterates prior stipulations of the Road Transport Regulations that an operator engaged in the operation of road freight transportation must obtain a road transportation business operation license, and further provides, among others that, anyone applying for the road transportation business operation license shall: (i) have qualified transport vehicles that are suitable for their business operations; (ii) have drivers who meet the relevant conditions; (iii) have sound safety management system. In addition, road freight transport business operators shall, among others: (i) engage in the operation of freight transportation in accordance with the scope of business approved in the road transportation business operation license; (ii) install tachographs on heavy freight vehicles and tractors and take effective measures to prevent drivers from driving for more than four hours continuously; (iii) employ drivers who have obtained requisite certificates; (iv) not overload the vehicles; (v) not transport goods that are prohibited by applicable law or regulations; and (vi) formulate emergency plans in regard to traffic accidents, natural disasters, public health and other public emergencies. The Road Freight Transport Provisions also requires that business operator of road freight transportation shall obtain a road transport certificate for the vehicle put into the transport business and require its drivers to bring along with the vehicle the road transport certificate, and the road transport certificate shall not be transferred, leased, altered or forged.

On October 28, 2003, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Road Traffic Safety Law of the PRC, or the Road Traffic Safety Law, which became effective on May 1, 2004 and was last amended on April 29, 2021. The Road Traffic Safety Law sets out the basic framework for road traffic safety and provides the rules for the drivers of vehicles, pedestrians, passengers and others involved in road traffic activities. Under the Road Traffic Safety Law, the load of the motor vehicle shall conform with the approved loading capacity, and overload is strictly prohibited; the dimensions of the length, width and height of the load shall not violate the loading requirements, and nothing loaded shall be spilled or scattered on the way.

On April 30, 2004, the State Council promulgated the Implementation Measures of Road Traffic Safety Law of the PRC, or the Road Traffic Safety Law Implementation Measures, which was last amended on October 27, 2017. The Road Traffic Safety Law Implementation Measures reiterates prior stipulations of the Road Traffic Safety Law that overload is prohibited, and further provides, among others that, a road freight vehicle shall be subject to an inspection every year during the first 10 years since its registration, and shall be subject to an inspection every 6 months after the first 10 years since its registration.

On November 22, 2006, the Ministry of Transport promulgated the Regulations on the Administration of Road Transport Practitioners, which was last amended on November 10, 2022. The Regulations on the Administration of Road Transport Practitioners provides the rules for licenses and practices of road transport practitioners, pursuant to which, drivers operating road freight transport shall: (i) obtain the appropriate motor vehicle driving License; (ii) be no older than 60 years of old; (iii) master the relevant regulations of road freight transport, motor vehicle maintenance and basic knowledge of cargo loading and storage; (iv) obtain the corresponding road transport practitioner certificate.

Regulation Relating to Work Safety

Pursuant to the Work Safety Law of the PRC promulgated by the SCNPC on June 29, 2002 and was last amended on June 10, 2021, road transportation entities shall establish a work safety management office or be staffed with full-time work safety management personnel. On March 10, 2015, the Ministry of Transportation issued the Notice on Implementing the Work Safety Law, pursuant to which, the relevant enterprise shall establish and improve the safety production responsibility system covering all aspects of production, and improve the standardization of work safety and strengthen the management of work safety.

Regulation Relating to Cybersecurity and Data Protection

Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered;(ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information, personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which took effect on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information. On November 14, 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report a security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers is required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad; (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC.

Regulation Relating to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation, or the SAT, will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999 and last amended on March 24, 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer should undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers should timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the State Administration of Foreign Exchange, or SAFE or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book- entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%.

The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter- enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self- discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year period started from January 12, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiary fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress (the “NPC”) enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by an FIE in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sale of services, intangible assets or immovable properties within the territory of China are also required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was last amended on June 24, 2022 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 and was last amended on March 24, 2022 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

Regulations on Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; (vi) other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Xin HU	47	Chief Executive Officer, Chairman of the Board, and Director
Li CHEN	35	Director
Si YANG	33	Chief Financial Officer
Ho Chuen SHIN	34	Independent Director Nominee(1)
Tian VAN ACKEN	54	Independent Director Nominee(1)
Yu TAO	46	Independent Director Nominee(1)

____________

(1)      The nominee of independent director will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Xin HU is our founder, Director, Chief Executive Officer, and the Chairman of the Board. Mr. Hu has over 25 years of experience in international logistic, freight forwarding, shipping, transportation, and supply-chain operations, with extensive industry knowledge and network with major PRC and international air, ocean and inland freight transportation companies. Prior to Mr. Hu founding TKE Zhenbiao in year 2001, Mr. Hu commenced his career in logistic and freight transportation at Japan DAIUN International Transportation Limited (Shanghai) from 1997 to 1999; and served in HuiHang International Transportation Limited, as the head of Ocean Freight Department, from 1999 to 2004. Mr. Hu also currently serves as the Chief Executive Officer of Shanghai Tokuei International Freight Forwarding Limited and the General Manager of Tokuei Group, since 2000. Mr. Hu obtained his bachelor’s degree from Shanghai International Studies University in 1997.

Li CHEN is our Director. Ms. Chen is responsible for our Group’s overall management, legal & compliance, merger and acquisition, and corporate/commercial transactional matters. Ms. Chen is currently an Associate of Ashurst LLP Shanghai office, starting from May 2014. Prior to her position in Ashurst LLP, she worked as an Associate in Guantao Law Firm from May 2013 to April 2014. Ms. Chen has approximately ten years of legal experience in general corporate & commercial transaction, regulatory/compliance, initial public offering, foreign direct investment in China and China-related inbound and outbound merger and acquisition. Ms. Chen is admitted as a PRC lawyer in year 2009. Ms. Chen received her Bachelor of Laws degree from East China University of Political Science and Law in June 2010, and Master of Laws from University of Sydney in August 2011.

Si YANG is our Chief Financial Officer. Ms. Yang has over 8 years of experience in accounting, financial planning, forecasting and budgeting. From December 2017 to March 2022, Ms. Yang served as the Head of Department of Financial planning and analysis (FP&A) department of Videojet (Shanghai) Technologies Inc., an Illinois headquartered manufacturer of product identification equipment. Prior to that, Ms. Yang has served as the Senior Associate in Assurance Department of PricewaterhouseCoopers Zhong Tian LLP, responsible for the internal audit and statutory audits of various companies. Ms. Yang received her bachelor’s degree in accountancy from Jiangxi University of Finance and Economics in June 2012, and Master degree from Shanghai National Accounting Institute in June 2014. Ms. Yang is the currently the certified under and the member of Association of Chartered Certified Accountants (ACCA).

Ho Chuen SHIN will be appointed as the independent director and will be the chairman of the nominating committee and the member of the compensation committee and audit committee. Mr. Chin currently serves as the independent director and the member of audit committee, compensation committee and the nominating and corporate governance committee of Onion Global Limited (OGBLY:USOTC) since March 2022. Mr. Chin also currently serves as the Independent non-executive director of Jiading International Group Holdings Limited (8153.HK), a company listed on the Hong Kong Stock Exchange, since February 2023. Mr. Shin is currently a partner at David Fong & Co., a Hong Kong law firm, where he worked as Assistant Solicitor from July 2016 to July 2020 and promoted to partner in August 2020. Mr. Shin has extensive experience in advising listing applicants, underwriters, and sponsors in initial public offerings on Hong Kong Stock Exchange. Mr. Shin also regularly advises companies on post-listing compliance and merger and acquisitions matters. Mr. Shin is a solicitor of the High Court of Hong Kong and received his bachelor of law and post graduate certificate in law from the Chinese University of Hong Kong.

Tian VAN ACKEN will be appointed as the independent director and will be the chairwoman of the audit committee and the member of the compensation committee and nominating committee. Ms. van Acken has over 20-year experiences in accounting, audit, corporate financing, financial management, investor relations, financial budgeting and reporting, and have held chief financial officer positions at various companies. Ms. van Acken also have significant experience leading various IPOs in the U.S. exchanges and M&A as companies’ chief financial officer. Ms. van Acken currently serves as the chief financial officer of Service Share Limited since June 2021. From December 2019 to December 2020, Ms. van Acken served as the chief financial officer of Shanghai Dongfu Technology Co. Limited. From August 2017 to October 2019, Ms. van Acken served as the chief financial officer for CLPS Incorporation (CLPS:NASDAQ), a company listed on Nasdaq Global Market. From December 2015 to September 2017, Ms. van Acken served as chief financial officer at ec+ Communication Corporation. From March 2006 to September 2011, Ms. van Acken served as Greater China chief financial officer at Lowe China, subsidiary of Lowe Worldwide (Interpublic Group of Companies) in China. From 1996 to 2006, Ms. van Acken held various managerial financial positions at Siegfried Resources LLC in New York, Highland Capital Partners and PricewaterhouseCoopers in Boston, respectively. Ms. van Acken holds an MBA degree in Finance and Accounting from Rochester Institute of Technology. She is a Chartered Financial Analyst and a certified public accountant licensed in the State of Massachusetts.

Yu TAO will be appointed as the independent director and will be the chairman of the compensation committee and the member of the audit committee and nominating committee. Mr. Tao has approximately 23 years of experience in e-commerce industry. In particular, he has highly experienced in category and product management, marketing, supply acquisition, risk control, compliance, account management, and business development, for e-commerce and supply chain industry. Mr. Tao commenced his career in e-commerce since 2000 in eBay China, regional subsidiary of eBay Inc. (NASDAQ:EBAY), where he have served for 15 years. During his tenure in eBay China, Mr. Tao started as the Marketing Executive, and eventually promoted to Head of Online Marketing Department in 2008, and the Head of Technology Vertical and Electronic Category Management in 2013. From 2016 to 2018, he served managerial role in two leading B2B and B2C cross-border trading platforms in the PRC, Killmall.com and DHgate.com. From November 2018 to November 2020, as the founding partner, Mr. Tao co-founded Popeye Incubation, a company provide cross-border trading services for brander and suppliers in Shanghai. From November 2020 to February 2022, Mr. Tao co-founded Nanji eCommerce, a cross-border B2B and B2C trading platform, where he was primarily responsible for company strategic development and expansion, operation process establishment, marketing, and supply chain management. From February 2022 to present, Mr. Tao currently serves as the Chief Operating Officer of Shanghai YiGong Internet Technology Limited, a cross-border e-commerce start-up co-founded by Mr. Tao. Mr. Tao received his Bachelor of Science from Shanghai Jiao-Tong University in 1999.

Family Relationship

There is no family relationship among any of our directors or executive officers.

Election of Officers

Our officers are appointed by, and serve at the discretion of, our board of directors, and may be removed by our board of directors.

Board of Directors

We expect that our board of directors will consist of five (5) directors, a majority of whom are independent as such term is defined by the Nasdaq Stock Market Rules. We expect that all independent director nominees will begin their service upon the effectiveness of the registration statement of which this prospectus forms a part.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Committees of the Board of Directors

We will establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopt a charter for each of the three committees, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of our committee charters will be posted on our corporate investor relations website prior to the effectiveness of the registration statement. Each committee’s members and functions are described below.

Audit Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, our Audit Committee will consist of Ho Chuen SHIN, Tian VAN ACKEN, and Yu TAO. Tian VAN ACKEN will serve as the chairperson of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of the Nasdaq Stock Market Rules Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Tian VAN ACKEN qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

•        Make recommendations to the Board in relation to the appointment;

•        Re-appoint and remove of the external auditor;

•        Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

•        Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Ho Chuen SHIN, Tian VAN ACKEN, and Yu TAO. Yu TAO will serve as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

•        Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

•        Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

•        Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating committee will consist of Ho Chuen SHIN, Tian VAN ACKEN, and Yu TAO. Ho Chuen SHIN will be the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

•        Review the structure, size and composition of the Board on a regular basis

•        Identify individuals suitably qualified to become Board members

•        Assess the independence of independent directors; and

•        Make recommendations to the Board in relation to the appointment or re-appointment of Directors.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

Employee directors may receive compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive stock grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We currently do not have a code of business conduct and ethics applicable to our directors, officers and employees; however, we intend to adopt one in the near future in connection with our application to list on the Nasdaq Global Market.

EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. We will have a compensation committee upon the effectiveness of the registration statement. Our board of directors has determined the compensation to be paid to our executive officers and employee directors based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers and employee directors. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Compensation

For the fiscal year ended December 31, 2022 and 2021, we have not paid compensation, including bonus, to our executive officers and employee directors.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus form a part, for the fiscal years ended December 31, 2022 and 2021, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Employment Agreements with the Executives

On February 28, 2023, OUI Global entered into employment agreement with: (a) Mr. Xin Hu, the Director, Chief Executive Officer, and the Chairman of the Board, and (b) Mr. Si Yang, the Chief Financial Officer, respectively.

Employment Agreement with Mr. Xin Hu

The initial term of employment under the employment agreement with Mr. Xin HU is for a term of three years unless terminated earlier. Upon expiration of the initial-three-years term, the agreement shall be automatically extended for successive one-year terms unless a two-months prior written notice to terminate the agreement or unless terminated earlier pursuant to the terms of the agreement.

Pursuant to the employment agreements, Mr. Hu will receive cash compensation of salary of US$60,000 annually. OUI Global is entitled to terminate the agreement for cause at any time without remuneration for certain acts of Mr. Hu, as being convicted of any criminal conduct, any act of gross or wilful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to OUI Global or the Group. Mr. Hu has agreed to hold, both during and after the terms of his agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to OUI Global group of companies in respect of which OUI Global group of companies owe a duty of confidentiality to a third party. In addition, Mr. Hu has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the OUI Global group of companies, solicit or seek or endeavour to entice away any customers, clients, representative, or agent of the OUI Global group of companies or in the habit of dealing with the OUI Global group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the OUI Global group of companies and use a name including the words used by the OUI Global group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the OUI Global group of companies.

Employment Agreement with Ms. Si Yang

The initial term of employment with Ms. Si Yang is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the agreements shall be automatically extended for successive one-year terms unless a two-months prior written notice to terminate the agreement or unless terminated earlier pursuant to the terms of the agreements.

Pursuant to the agreement, Ms. Yang will receive cash compensation of salary US$60,000 annually. OUI Global is entitled to terminate their agreement for cause at any time without remuneration for certain acts of Ms. Yang, as being convicted of any criminal conduct, any act of gross or wilful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to the OUI Global group of companies. Ms. Yang has agreed to hold, both during and after the terms of her agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to OUI Global group of companies in respect of which OUI Global group of companies owe a duty of confidentiality to a third party. In addition, Ms. Yang has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of OUI Global group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of OUI Global group of companies or in the habit of dealing with the OUI Global group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the OUI Global group of companies, and use a name including the words used by the OUI Global group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the OUI Global group of companies.

Agreements with the non-independent director and independent directors

We have entered into a director offer letter with our independent director nominee, Mr. Ho Chuen Shin, on August 15, 2023, for a term of one year, with an annual compensation of US$24,000. The appointment shall begin upon the effective date of the Company’s Form F-1 in connection with Company’s initial public offering.

We have entered into a director offer letter with our independent director nominee, Mr. Yu Tao, on August 15, 2023, for a term of one year, with an annual compensation of US$24,000. The appointment shall begin upon the effective date of the Company’s Form F-1 in connection with Company’s initial public offering.

We have entered into a director offer letter with our independent director nominee, Ms. Tian Van Acken, on August 15, 2023, for a term of one year, with an annual compensation of US$24,000. The appointment shall begin upon the effective date of the Company’s Form F-1 in connection with Company’s initial public offering.

We have entered into a executive director offer letter with our executive director nominee, Ms. Li Chen, on August 15, 2023, for a term of one year, with an annual compensation of US$36,000. The appointment shall begin upon the effective date of the Company’s Form F-1 in connection with Company’s initial public offering.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Executive Compensation — Employment Agreements with the Executives.”

Other Transactions with Related Parties

Transactions with related parties for the years ended December 31, 2022, 2021 and 2020

Advance, repayment, convertible debt and cash received from disposal of fixed assets transactions with related parties

			For the years ended December 31, 2022	For the years ended December 31, 2021	For the years ended December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Mr. Xin HU	Chairman and Chief Executive Officer	Advance to the Company	699,367	1,180,188	1,032,893
		Repayment to the RP	(2,689,850)	—	—
		Convertible debt received by RP	(1,000,000)	—	—
Mr. Jinbiao YU	The nominee of Mr. Xin HU	Advance to the Company	40,470	30,979	131,952
		Cash received from disposal of fixed assets by RP	(202,110)	—	—
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin Hu and his family member	Advance to the Company	44,583	—	—
			(3,107,540)	1,211,167	1,164,845

Revenue transactions with related parties

			For the years ended December 31, 2022	For the years ended December 31, 2021	For the years ended December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU	Revenue	100,810	212,377	136,517
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin HU and his family member	Revenue	40,277	39,043	47,960
			141,087	251,420	184,477

Purchases of service with related parties

			For the years ended December 31, 2022	For the years ended December 31, 2021	For the years ended December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Shanghai Linhan International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Driver outsourcing service provider	—	15,902,840	13,112,181
Shanghai Wangqing Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor transportation fees	2,646,506	1,825,073	1,237,779
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU’s family member	Fuel expenses	4,833,145	1,745,469	423,613
Shanghai Biaojin Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU	Subcontractor transportation fees	4,328,456	1,404,940	3,781,000
Shanghai Biaojin International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor transportation fees	655,245	621,615	688,963
Shanghai Zhenchan Motor Vehicle Safety Inspection Center	100% controlled by Mr. Jinbiao YU	Annual vehicle inspection fees	1,682	11,292	31,837
			12,465,034	21,511,229	19,275,373

Purchases of equipments with related parties

			For the years ended December 31, 2022	For the years ended December 31, 2021	For the years ended December 31, 2020
RP Name	Relationship	Nature
			USD	USD	USD
Shanghai Wangqing Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Purchase of used vehicles	—	—	20,278
Shanghai Biaojin Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU	Purchase of used vehicles	—	—	17,381
			—	—	37,659

Balance with related parties

Balance of accounts payable due to related parties as of December 31, 2022, 2021 and 2020

			As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Shanghai Linhan International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Driver outsourcing service provider	—	9,848,585	6,942,306
Shanghai Biaojin Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU	Subcontractor	549,802	—	243,257
Shanghai Wangqing Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor	—	—	166,762
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU’s family member	Fuel Supplier	—	—	19,249
Shanghai Zhenchan Motor Vehicle Safety Inspection Center	100% controlled by Mr. Jinbiao YU	Vehicle inspection service provider	—	—	3,065
			549,802	9,848,585	7,374,639

Balance of prepayments to related parties as of December 31, 2022, 2021 and 2020

			As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU’s family member	Fuel Supplier	1,418,747	1,816,276	—
Shanghai Biaojin Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU	Subcontractor	2,098,114	1,129,837	—
Shanghai Biaojin International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor	449,458	486,458	—
			3,966,319	3,432,571	—

Balance of accounts receivable due from related parties as of December 31, 2022, 2021 and 2020

			As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU	Customer	72,646	139,136	50,684
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin HU and his family member	Customer	24,898	39,218	27,737
			97,544	178,354	78,421

Amount due to related parties as of December 31, 2022, 2021 and 2020

			As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Name	Relationship	Nature
			USD	USD	USD
Mr. Xin HU	Chairman and Chief Executive Officer	Advance to the Company	771,929	4,019,601	2,758,950
Mr. Jinbiao YU	The nominee of Mr. Xin HU	Advance to the Company	3,362	174,318	139,620
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin Hu and his family member	Advance to the Company	43,496	—	—
			818,787	4,193,919	2,898,570

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus by:

•        Each person who is known by us to beneficially own more than 5% our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

•        Each of our director, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

The number and percentage of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned before the Offering are based on [9,850,000] Class A Ordinary Shares with a par value of $0.0001 per share, including [850,000] Class A Ordinary Shares that we will issue in aggregate to the holders of the Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note prior to the completion of the Offering, assuming that all of Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note have been converted in full into our Class A Ordinary Shares before the Offering at an assumed conversion price of US$ [2]; and 2,000,000 Class B Ordinary Shares with a par value of $0.0001 per share issued and outstanding as of the date of this prospectus.

Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares and Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Room 1801, No.6, Line 3508, YiXian Road, Baoshan District, Shanghai, People’s Republic of China 20044. As of the date hereof, we have [5] shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Pre- Offering Percentage Ownership of Class A Ordinary Shares(2)	Post-Offering Percentage Ownership of Class A Ordinary Shares(2)(3)		Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Percentage Ownership of Class B Ordinary Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)(3)
Directors and Named Executive Officers:
Xin HU(4)(5)	5,793,000	58.81%	[42.60]	%	2,000,000	100%	[76.76]	%
Chen LI	—	—	—		—	—	—
Si YANG	—	—	—		—	—	—
Ho Chuen SHIN	—	—	—		—	—	—
Tian VAN ACKEN	—	—	—		—	—	—
Yu TAO	—	—	—		—	—	—

All director and executive officer as a group (one person)	5,793,000	58.81%	[42.60]	%	2,000,000	100%	[76.76]	%

Named Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Pre- Offering Percentage Ownership of Class A Ordinary Shares(2)		Post-Offering Percentage Ownership of Class A Ordinary Shares(2)(3)		Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Percentage Ownership of Class B Ordinary Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)(3)
5% Beneficial Owners:
Amoebas Alliance Limited(4)	5,793,000	[58.81]	%	[42.60]	%	2,000,000	100%	[76.76]	%
H&H Alliance Limited(5)	1,257,000	[12.76]	%	[9.24]	%	—	—	[3.74]	%
Z&B Cargo Limited(6)	750,000	[7.61]	%	[5.51]	%	—	—	[2.23]	%
KEEN SKY GLOBAL LIMITED(7)	750,000	[7.61]	%	[5.51]	%	—	—	[2.23]	%
Niu B Limited(8)	[500,000]	[5.08]	%	[3.68]	%	—	—	[1.49]	%

____________

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)      Calculation based [9,850,000] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding immediately before the Offering. The [9,850,000] Class A Ordinary Shares issued and outstanding immediately before the Offering consist of: (a) [9,000,000] Class A Ordinary Shares issued and outstanding as of the date of this prospectus; and (b) [850,000] Class A Ordinary Shares that OUI Global will issue in aggregate to the holders of the Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note prior to the Offering, assuming that all of Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note have been converted in full into our Class A Ordinary Shares before the Offering, at an assumed conversion price of US$ [2]. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company.

(3)      Assuming [3,750,000] Class A Ordinary Shares are issued in this offering, not including the Class A Ordinary Shares underlying the underwriters’ over-allotment options.

(4)      Xin HU beneficially owns 5,793,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares through Amoebas Alliance Limited, a company incorporated under the laws of the British Virgin Islands. Mr. Hu has the sole voting and dispositive power of all the shares held by Amoebas Alliance Limited. The registered address of Amoebas Alliance Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(5)     Zhengming HU beneficially owns 1,257,000 Class A Ordinary Shares through H&H Alliance Limited, a company incorporated under the laws of the British Virgin Islands. Mr. Zhengmin HU has the sole voting and dispositive power of all the shares held by H&H Alliance Limited. Mr. Zhengmin HU is the father of Mr. Xin HU. The registered address of H&H Alliance Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)      Guangren LIANG beneficially owns 750,000 Class A Ordinary Shares through Z&B Cargo Limited, a company incorporated under the laws of the British Virgin Islands. Mr. Liang has the sole voting and dispositive power of all the shares held by Z&B Cargo Limited. The registered address of Z&B Cargo Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(7)      Pak Ngai Benson MAK beneficially owns 750,000 Class A Ordinary Shares through KEEN SKY GLOBAL LIMITED, a company incorporated under the laws of the British Virgin Islands. Mr. Mak has the sole voting and dispositive power of all the shares held by KEEN SKY GLOBAL LIMITED. The registered address of KEEN SKY GLOBAL LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)      Assuming the Niu B Convertible Note (principal amount of US$1 million) has converted in full at an assumed conversion price of US$ [2] (equivalent to 0.5 times the assumed offering price of US$[4] per Class A Ordinary Shares, as specified in the Niu B Convertible Note), the Company shall issue to Niu B Limited 500,000 Class A Ordinary Shares in pursuant to the Niu B terms and conditions of the Niu B Convertible Note. Upon conversion before the Offering, Yau Fai CHOY will beneficially own 500,000 Class A Ordinary Shares through Niu B Limited, a company incorporated under the laws of Hong Kong. Mr. Choy has the sole voting and dispositive power of all the shares to be held by Niu B Limited. The registered address of Niu B Limited is Flat A, 17/F, Block 6, One Silver Sea, 18 Hoi Fai Road, Hong Kong.

DESCRIPTION OF ORDINARY SHARES

A copy of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below summary of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares, together with a comparison to similar features under Delaware law.

OUI Global was incorporated as an exempted company with limited liability under the Companies Act on November 9, 2022. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        does not have to hold an annual general meeting;

•        is not required to make its register of members open for inspection;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Ordinary Shares

Our authorized share capital is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, comprising of 450,000,000 Class A ordinary shares of par value of US$0.0001 each and 50,000,000 Class B ordinary shares of par value of US$0.0001 each. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Convertible Notes

Niu B Convertible Note

Pursuant to a subscription agreement between OUI Global and Niu B Limited, a company incorporated under the laws of Hong Kong, a convertible note dated November 10, 2022 was issued by OUI Global to Niu B Limited, for a purchase price and with a principal amount of US$1 million.

Prior to the Offering, subject to the terms and conditions of provided in the Niu B Convertible Note, the holder of the Niu B Convertible Note has the right to convert the whole or any part of the outstanding principal amount into a number of Class A Ordinary Shares of the Company at a conversion price equal to 0.5 times the expected offering price per Class A Ordinary Share,

The initial maturity date of the Niu B Convertible Note is November 10, 2023, not subject to extensions. Upon maturity, the outstanding principal amount of the Niu B Convertible Note shall, unless have been previously converted into the shares of the Company or repaid in accordance with the terms and conditions of the note, be repaid by the Company to the note holder on the maturity date.

As of the date of the prospectus, the Company is currently in discussion with Niu B Limited to extend the maturity date of the Niu B Convertible Note towards the second quarter of year 2024.

First Mighty Stage Convertible Note

Pursuant to a subscription agreement between OUI Global and Mighty Stage Limited, a company incorporated under the laws of British Virgin Islands, a convertible note dated January 9, 2023 was issued by OUI Global to Mighty Stage Limited, for a purchase price and with a principal amount of US$500,000.

Prior to the Offering, subject to the terms and conditions of provided in the First Mighty Stage Convertible Note, the holder of the First Mighty Stage Convertible Note has the right to convert the whole or any part of the outstanding principal amount into a number of OUI Global’s Class A Ordinary Shares at a conversion price equal to 0.5 times the expected Offering Price per Class A Ordinary Share. The initial maturity date of the First Mighty Stage Convertible Note is January 9, 2024. Upon maturity, the outstanding principal amount of the First Mighty Stage Convertible Note shall, unless have been previously converted into the shares of the Company or repaid in accordance with the terms and conditions of the note, be repaid by the Company to the note holder on the maturity date.

As of the date of the prospectus, the Company is in discussion with Mighty Stage Limited to extend the maturity date towards the second quarter of year 2024.

Second Mighty Stage Convertible Note

Pursuant to the second subscription agreement between OUI Global and Mighty Stage Limited, a company incorporated under the laws of British Virgin Islands, a convertible note dated August 23, 2023 was issued by OUI Global to Mighty Stage Limited, for a purchase price and with a principal amount of US$200,000.

Prior to the Offering, subject to the terms and conditions of provided in the Second Mighty Stage Convertible Note, the holder of the Second Mighty Stage Convertible Note has the right to convert the whole or any part of the outstanding principal amount into a number of OUI Global’s Class A Ordinary Shares at a conversion price equal to 0.5 times the expected Offering Price per Class A Ordinary Share.

The initial maturity date of the Second Mighty Stage Convertible Note is August 23, 2024. Upon maturity, the outstanding principal amount of the Second Mighty Stage Convertible Note shall, unless have been previously converted into the shares of the Company or repaid in accordance with the terms and conditions of the note, be repaid by the Company to the note holder on the maturity date.

Conversion

In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares. Each Class B Ordinary Share may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (including by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and are not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void.

Dividends

Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by our shareholders. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

Variation of Rights of Shares

Whenever our share capital is divided into different classes, the rights attaching to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied either with the consent in writing of the holders of at least two-thirds of the issued shares of that class, or with the sanction of an ordinary resolution passed at a separate meeting of the holders of shares of that class.

The rights conferred on the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of such amount as they think expedient;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into shares of an amount smaller than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)     cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

Calls on Shares and Forfeiture of Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares and each shareholder shall (subject to receiving at least 14 calendar days’ notice specifying and the time or times of payment), pay to us at the time or times so specified the amount called on such shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by either the board of directors or by the shareholders by ordinary resolution. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, our company may accept the surrender of any fully paid share for no consideration.

Share Premium Account

The directors shall in accordance with the Companies Act establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share.

Transfer of Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered into the register of members of the Company.

Our directors may, in their absolute discretion, decline to register any transfer of shares which is not fully paid up or on which the Company has a lien. Our board of directors may also decline to register any transfer of any share unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof; and

(e)     in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four.

If our directors refuse to register a transfer of any shares, they are required, within three calendar months after the date on which the instrument of transfer was lodged with the Company, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with Nasdaq Stock Market Rules, be suspended and our register of members closed at such times and for such periods as our directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any calendar year.

Inspection of Books and Records

Holders of our shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but shall not be obliged to, in each calendar year hold a general meeting as an annual general meeting. The annual general meeting shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days.

At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall specify the place, the day and the hour of the meeting, and that business’s general nature and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice has been given and whether or not the provisions of our amended and restated memorandum and articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

All questions submitted to a meeting shall be decided by an ordinary resolution except where a greater majority is required by our amended and restated memorandum and articles of association or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Directors

Unless otherwise determined by the Company in general meeting, the number of directors shall not be fewer than one (1) director, the exact number of directors to be determined from time to time by the board of directors.

The board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, or the Company may by ordinary resolution, appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

The remuneration of the directors may be determined by the board of directors.

A director shall not be required to hold any shares in the Company by way of qualification. A director who is not a shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors.

A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution), notwithstanding anything in our amended and restated memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

The office of a director shall be vacated if, the director:

(a)     becomes bankrupt or makes any arrangement or composition with his creditors;

(b)    resigns his office by notice in writing to us;

(c)     dies or is found to be or becomes of unsound mind; or

(d)    is removed from office pursuant to any other provision of our articles of association.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq Stock Market Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq Stock Market Rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our amended and restated memorandum and articles of association and any resolutions passed in a general meeting of the Company, our business shall be managed by the directors, who may exercise all our powers. No resolution passed by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that resolution had not been passed.

The directors may delegate any of their powers to any committee consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any committees, local boards or agencies for managing any of our affairs and may appoint any natural person or corporation to be a member of such local boards or agents of the Company, and may fix their remuneration.

The directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the directors may think fit and the directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

The directors may exercise all of our powers to raise or borrow money and to mortgage or charge its undertaking, property and assets (both present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Capitalization of Reserves

Subject to the Companies Act, the directors may resolve to capitalize an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), which is available for distribution.

Winding Up

If we are wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to our amended and restated memorandum and articles of association, determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our shareholders, a statement of the shares held by each shareholder, and such statement shall confirm (i) the amount paid or agreed to be considered as paid on the shares of each member, (ii) the number and category of shares held by each member, and (ii) whether each relevant category of shares held by a member carries voting rights under rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a shareholder; and

•        the date on which any person ceased to be a shareholder.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the underwriters or the purchasers (or their nominee). Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand

Court of the Cayman Islands for an order that the register be rectified, and the Grand Court of the Cayman Islands may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England and Wales. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

(a)     a company acts or proposes to act illegally or ultra vires;

(b)    the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote which has not been obtained; and

(c)     those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

No Indemnified Person shall be liable: (a) for the acts, receipts, neglects, defaults or omissions of any other director or officer or agent of the Company; (b) for any loss on account of defect of title to any property of the Company; or (c) on account of the insufficiency of any security in or upon which any money of the Company shall be invested; (d) for any loss incurred through any bank, broker or other similar Person; (e) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or (f) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto; unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

However, under the laws of the Cayman Islands, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that a shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, a director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution), notwithstanding anything in our amended and restated memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). In addition, the office of director shall be vacated, if the director (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; or (d) is removed from office pursuant to any other provision of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that its shareholders approve, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction, resulting in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The laws of the Cayman Islands have no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the laws of the Cayman Islands do not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the laws of the Cayman Islands, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote. The bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote. If so provided in the certificate of incorporation, they may also be amended by the board of directors. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (As Amended) of the Cayman Islands (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required in certain circumstances.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands or a nominated officer, pursuant to the Proceeds of Crime Act (As Amended) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We have applied to list our Class A Ordinary Share on Nasdaq under the symbol “TKE”. We will not consummate and close this offering without a listing approval letter from the Nasdaq. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Global Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our Class A Ordinary Shares will in fact be listed.

If the application is approved, trading of our Class A Ordinary Shares on the Nasdaq will begin within five days following the closing of this offering. If our Class A Ordinary Shares are listed on the Nasdaq Global Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary share is [*].

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, including our Class A Ordinary Shares. Future sales of substantial amounts of Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Assuming that all of Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note have been converted in full into our Class A Ordinary Shares (850,000 Class A Ordinary Shares to be issued to the holders of the Niu B Convertible Note, First Mighty Stage Convertible Note and Second Mighty Stage Convertible Note) prior to this Offering, and assuming the issuance of [3,750,000] Class A Ordinary Shares offered hereby and exclusion of the exercise of underwriter’s over-allotment options, upon completion of this offering, we will have an aggregate of [13,600,000] Class A Ordinary Shares issued and outstanding. Assuming full exercise of the over-allotment option, we will have an aggregate of [*] Class A Ordinary Shares issued and outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

All of our Class A Ordinary Shares and Class B Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Class A Ordinary Shares sold in this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•        1% of the number of Ordinary Shares then outstanding, which will equal 197,500 Class A Ordinary Shares immediately after our initial public offering, or

•        the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase our Class A Ordinary Shares and Class B Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and other holders of 5% or more of our Class A Ordinary Shares and Class B Ordinary Shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of six (6) months after the date of this prospectus, without the prior written consent of the Representative. See “Underwriting.”

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and the interpretation of the term “de facto management body” may be determined on an ad hoc basis depending on the facts and circumstances. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that OUI Global is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of OUI Global would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that OUI Global is treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our income and assets and the value of our Class A Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. (See “— People’s Republic of China Taxation”). In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

•        such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Class A Ordinary Shares;

•        such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•        such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•        an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our Class A Ordinary Shares listed on Nasdaq, and provided that the Class A Ordinary Shares will be regularly traded on Nasdaq, a U.S. holder holds Class A Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Class A Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protections to investors as compared to the United States; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by Tian Yuan Law Firm, our PRC legal adviser, judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws may not be recognized or enforceable in the courts of the PRC. The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, we cannot assure you whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the Class A Ordinary Shares.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, or in respect of a fine or other penalty (which may include a multiple damages judgment in an anti-trust action)). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by applying the law of equity and determining whether the principle of comity requires recognition. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 12 years of the judgment becoming enforceable, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature, or if such judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Such a determination has not yet been made by the Grand Court of the Cayman Islands, and it is therefore uncertain whether such civil liability judgments from the Foreign Court would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom Pacific Century Securities, LLC is acting as the representative, with respect to the Class A Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the underwriters the number of Class A Ordinary Shares indicated below:

Name	Number of Class A Ordinary Shares
Pacific Century Securities, LLC
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the Class A Ordinary Shares subject to its acceptance of the Class A Ordinary Shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The address of Pacific Century Securities, LLC is 60-20 Woodside Ave, STE 211, Queens, NY, 11377.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the effective date of the registration statement to which this prospectus is a part, to purchase up to 15% additional Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriters’ name in the preceding table.

Discounts and Expenses

The underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $            per Class A Ordinary Share, assuming an initial public offering price of $[*] per Class A Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to 7.5% of the public offering price on each of the Class A Ordinary Shares being offered.

The table below shows the initial public offering price per ordinary share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Class A Ordinary Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per Class A Ordinary Share is assumed as $[*] per Class A Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus.

We have agreed to reimburse the representative up to a maximum of $250,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals.

We paid an advanced expense deposit of $80,000 to the representative for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We have applied to list our Class A Ordinary Shares on the Nasdaq Global Market under the symbol “TKE.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

In addition, the Company agrees to grant the representative a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the representative for twelve months from the date of the engagement between the representative and the Company, to provide investment banking service to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser in connection with any private offering of securities of the Company and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5).

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending six (6) months after the effective date of the registration statement of which this prospectus forms a part (the “restricted period”):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding securities have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such ordinary shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ordinary shares or capital stock whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriters and we expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our ordinary shares or that the shares will trade in the public market at or above the initial public offering price. The offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We have applied to have our Class A Ordinary Shares approved for listing on the Nasdaq under the symbol “TKE.” We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Class A Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries and regions.

Australia.    This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ordinary shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ordinary shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ordinary shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.    The ordinary shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    This prospectus does not constitute a public offer of the ordinary shares or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ordinary shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ordinary shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The ordinary shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The ordinary shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    The securities represented may not be offered or sold, nor may any document or other material in connect with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

United Kingdom.    An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[	*]
Nasdaq listing fee	$	[	*]
FINRA	$	[	*]
Legal Fees and Expenses	$	[	*]
Accounting Fees and Expenses	$	[	*]
Printing and Engraving Expenses	$	[	*]
Transfer Agent	$	[	*]
Miscellaneous	$	[	*]
Total Expenses	$	[	*]

Under the Underwriting Agreement, we will pay underwriting discounts equal to [*] % of the public offering price multiplied by the shares sold in the offering. In addition, we will also pay the Representative a non-accountable expenses of [*] % of the gross proceeds raised in the offering, in addition to its accountable expenses relating to the Offering, including but not limited to reasonable travel and out-of-pocket expenses, including due diligence and legal expense, up to $[    ].

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the Class A ordinary shares offered hereby will be opined upon for us by Harney Westwood & Riegels, our Cayman Islands counsel. The Crone Law Group P.C. is acting as U.S. securities counsel to Pacific Century Securities, LLC. Certain legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm for the Company. Ortoli Rosenstadt LLP may rely upon Harney Westwood & Riegels, with respect to matters governed by the law of the Cayman Islands and Tian Yuan Law Firm with respect to matters governed by PRC law. The Crone Law Group P.C. may rely upon [ ] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2022 and 2021 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of ZH CPA, LLC is 1600 Broadway, Suite 1600, Denver, CO 80202.

The section in this prospectus entitled “Industry” is based in part upon, and summaries elsewhere in this prospectus attributed to Frost & Sullivan are based upon, information either compiled or produced by Frost & Sullivan and are included in reliance upon the authority of that firm as an expert, although Frost & Sullivan has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of Frost & Sullivan and Frost & Sullivan has authorized that portions of the prospectus be attributed to it. The registered business address of Frost & Sullivan is 1018 Tower B, 500 Yunjin Road, Shanghai, China 200232.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Class A Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
OUI Global

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OUI Global and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

September 13, 2023

OUI GLOBAL
CONSOLIDATED BALANCE SHEETS
(All amounts in U.S. Dollars, unless stated otherwise)

	Note	As of December 31, 2022	As of December 31, 2021
		USD	USD
ASSETS
Current assets:
Cash and cash equivalents		1,795,512	1,002,232
Restricted cash		36,098	38,997
Accounts receivable, net	3	16,424,055	18,153,295
Accounts receivable, net – related parties	18	97,544	178,354
Prepayments	4	1,761,480	1,233,054
Prepayments – related parties	18	3,966,319	3,432,571
Other current asset	5	195,732	270,062
Total current assets		24,276,740	24,308,565
Non-current assets:
Property and equipment, net	6	2,509,094	4,214,826
Deferred costs		505,544	—
Right-of-use assets – Operating lease	10	342,364	—
Right-of-use assets – Financing lease	10	105,964	—
Total non-current assets		3,462,966	4,214,826
Total assets		27,739,706	28,523,391

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9	11,627,270	2,213,087
Accounts payable – related parties	17	549,802	9,848,585
Amounts due to related parties	17	818,787	4,193,919
Advance from customers		1,508,335	1,199,649
Salary and welfare benefits payables		13,669	—
Taxes payable	8	1,967,615	1,636,924
Other current liability		106,029	—
Operating lease liabilities – current	10	606,964	—
Finance lease liabilities – current	10	3,471	—
Capital lease liabilities – current	10	—	67,199
Convertible debt	11	1,000,000	—
Total current liabilities		18,201,942	19,159,363
Deferred tax liabilities	7	183,827	493,171
Capital lease liabilities – non-current	10	—	3,757
Total non-current liabilities		183,827	496,928
Total liabilities		18,385,769	19,656,291

Commitments and contingencies
Total commitments and contingencies		—	—

OUI GLOBAL
CONSOLIDATED BALANCE SHEETS — (Continued)
(All amounts in U.S. Dollars, unless stated otherwise)

	Note	As of December 31, 2022	As of December 31, 2021
		USD	USD
Shareholders’ equity:
Class A Ordinary Share (US$ 0.0001 par value, 450,000,000 shares authorized, 9,000,000 shares issued and outstanding as of December 31, 2022 and 2021)	16	900	900
Class B Ordinary Share (US$ 0.0001 par value, 50,000,000 shares authorized, 2,000,000 shares issued and outstanding as of December 31, 2022 and 2021)	16	200	200
Additional paid-in capital	16	1,563,790	1,463,790
Statutory reserve	16	788,509	679,823
Retained earnings		7,096,592	6,118,414
Accumulated other comprehensive income/(loss)		(96,054)	603,973
Total shareholders’ equity		9,353,937	8,867,100
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,739,706	28,523,391

The accompanying notes are an integral part of these consolidated financial statements.

OUI GLOBAL
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(All amounts in U.S. Dollars, unless stated otherwise)

	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
		USD	USD
Revenues
Revenues from third parties		62,915,716	65,635,624
Revenues from related parties	17	141,087	251,420
Total revenues		63,056,803	65,887,044
Cost of revenues – third parties	12	(48,905,325)	(42,390,454)
Cost of revenues – related parties	17	(12,465,034)	(21,511,229)
Gross profit		1,686,444	1,985,361
Operating expenses:
General and administrative expenses	13	(712,362)	(390,640)
Total operating expenses		(712,362)	(390,640)
Other income/(expenses):
Government grants	14	318,770	383,673
Interest expenses, net	14	(5,534)	(12,749)
Others, net	14	306,226	184,648
Income before income taxes		1,593,544	2,150,293
Income tax expense	7	(506,680)	(635,371)
Net income		1,086,864	1,514,922
Other comprehensive income:
Foreign currency translation adjustments		(700,027)	189,874
Total other comprehensive income		(700,027)	189,874
Total comprehensive income		386,837	1,704,796
Comprehensive income attributable to:
the Company’s shareholders		386,837	1,704,796
Earnings per share
Basic	15	0.10	0.14
Diluted	15	0.10	0.14
Weighted average number of ordinary shares
Basic	15	11,000,000	11,000,000
Diluted	15	11,069,863	11,000,000

The accompanying notes are an integral part of these consolidated financial statements

OUI GLOBAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in U.S. Dollars, unless stated otherwise)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Shares	Amounts	Shares	Amounts
		USD		USD	USD	USD	USD	USD	USD
Balance as of January 1, 2021	9,000,000	900	2,000,000	200	1,463,790	528,331	4,754,984	414,099	7,162,304
Net income	—	—	—	—	—	—	1,514,922	—	1,514,922
Statutory reserve	—	—	—	—	—	151,492	(151,492)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	189,874	189,874
Balance as of December 31, 2021	9,000,000	900	2,000,000	200	1,463,790	679,823	6,118,414	603,973	8,867,100
Capital injection from reorganization	—	—	—	—	100,000	—	—	—	100,000
Net income	—	—	—	—	—	—	1,086,864	—	1,086,864
Statutory reserve	—	—	—	—	—	108,686	(108,686)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(700,027)	(700,027)
Balance as of December 31, 2022	9,000,000	900	2,000,000	200	1,563,790	788,509	7,096,592	(96,054)	9,353,937

The accompanying notes are an integral part of these consolidated financial statements.

OUI GLOBAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in U.S. Dollars, unless stated otherwise)

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Cash flows from operating activities:
Net Income	1,086,864	1,514,922
Adjustment to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	1,326,905	1,652,263
Depreciation of right-of-use assets – operating lease	360,380	—
Depreciation of right-of-use assets – finance lease	40,924	—
Loss/(Gain) on disposition of fixed asset	(14,380)	152,598
Allowance for credit loss	401,899	148,999
Deferred income tax expense	(278,628)	67,958
Non-cash interest expense	4,953	—
Non-cash listing expenses	56,861	—
Changes in operating assets and liabilities:
Accounts receivable	24,240	(5,174,747)
Prepayments and other current assets	(1,398,506)	(2,885,752)
Accounts payable	1,058,625	2,461,426
Amounts due to related parties	(2,458,365)	1,180,188
Advance from customer	409,928	999,976
Taxes payable	450,703	1,233,340
Accrued expenses and other current liabilities	61,069	—
Lease liabilities – operating lease	(89,166)	—
Net cash provided by operating activities	1,044,306	1,351,171
Cash flows from investing activities:
Purchase of property, equipment, leasehold improvement and other non-current assets	(227,608)	(1,274,206)
Net cash received from disposal of fixed asset	261	3,276
Net cash used in investing activities	(227,347)	(1,270,930)
Cash flows from financing activities:
Repayments of obligations under capital leases	—	(119,357)
Payment of finance lease	(31,347)	—
Proceeds from capital injection	100,000	—
Net cash used in financing activities:	68,653	(119,357)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(95,231)	24,763
Net increase/(decrease) in cash and cash equivalents and restricted cash	790,381	(14,353)
Cash and cash equivalents and restricted cash at beginning of the year	1,041,229	1,055,582
Cash and cash equivalents and restricted cash at end of the year	1,831,610	1,041,229

OUI GLOBAL
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(All amounts in U.S. Dollars, unless stated otherwise)

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Supplemental disclosure of cash flow information:
Income tax paid	2,434	8,103
Interest paid	4,953	13,487

Supplemental non-cash transaction information:
Payment of cost of sales paid by related parties	228,260	1,180,188
Property and equipment acquired by capital lease	—	49,741
Purchase of property and equipment paid by a related party	—	21,092
Finance lease paid by a related party	37,246	—
Interest paid by a related party	—	9,887
Listing expenses paid by related parties	515,690	—
Convertible debt received by a related party	1,000,000	—
Cash received from disposal of fixed assets by a related party	202,110	—
Right-of-use assets obtained in exchange for new operating lease liabilities	682,148
Right-of-use assets reclassified from capital lease for the adoption of ASC842	149,537

The accompanying notes are an integral part of these consolidated financial statements.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

1. Nature of business and organization

OUI Global and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide container trucking services to the customers in East China region.

OUI Global (the “Company”) was incorporated on November 9, 2022 under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in in the People’s Republic of China (the “PRC” or “China”), through its wholly-owned subsidiary, Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao” or “TKE Zhenbiao WFOE”).

Tokuen HK Limited (“Tokuen HK”) was incorporated on June 30, 2022, under the laws of Hong Kong. Tokuen HK International is a wholly owned subsidiary of OUI Global. It is an investment holding company and is not actively engaging in any business.

Wah Mou International Company Limited (“Wah Mou International”), formerly known as Wah Mou International Technology Company Limited, was incorporated on July 7, 2017 under the laws of Hong Kong. Wah Mou International is a wholly owned subsidiary of OUI Global. It is an investment holding company and is not actively engaging in any business. As of December 31, 2022 and 2021, Wah Mou International was not a subsidiary of OUI Global. On January 20, 2023, OUI Global acquired from TOP HARVEST VENTURES LIMITED the entire equity of Wah Mou International. Wah Mou International then have become wholly-owned by OUI Global.

Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao” or “TKE Zhenbiao WFOE”) was incorporated on December 21, 2001, under the laws of the PRC. TKE Zhenbiao is a wholly owned subsidiary of OUI Global, indirectly through Tokuen HK Limited and Wah Mou International, and is the main operating entity. TKE Zhenbiao is a road freight logistics service provider in East China region, mainly offering container trucking services to its customers. Trucking services refer to the haulage, primarily containers, between seaports and/or the customers’ designated pick up and/or delivery points.

Shanghai TKE Supply Chain Limited (“TKE Supply Chain”) was incorporated on December 1, 2022, under the laws of PRC. TKE Supply Chain is a wholly owned subsidiary of OUI Global, indirectly through Tokuen HK Limited. TKE Supply Chain does not have any operation and currently is a dormant company.

Reorganization

Between September 2022 to January 2023, we completed corporate reorganization (the “Reorganization”) to roll several entities (now referred to as the subsidiaries) into one legal corporation. On November 9, 2022, the date of incorporation of OUI Global, 5,793,000, 1,257,000, 750,000, 750,000 ordinary shares (8,550,000 ordinary shares as total) were issued at par value of US$0.0001 to Amoebas Alliance Limited (controlled by Mr. Xin HU), H&H Alliance Limited (controlled by Mr. Zhengmin HU, father of Mr. Xin HU), Z&B Cargo Limited (controlled by Mr. Guangren LIANG) and GOLDEN WORLD CONSULTANTS LIMITED, respectively.

Prior to the reorganization, TKE Zhenbiao was owned as to 90% by Mr. Jinbiao YU (as the nominee of Mr. Xin HU) and 10% by Ms. Jinlan LI (as the nominee of Mr. Guangren LIANG) respectively, in pursuant to the Nominee Agreements entered between Mr. Xin HU and Mr. Jinbiao YU on September 8, 2003 and Mr. Guangren LIANG and Ms. Jinlan LI on June 3, 2014, respectively. The Nominee Agreements confirm that the equity of TKE Zhenbiao owned by Mr. Jinbiao YU and Ms. Ms. Jinlan LI has been held for and on behalf of Mr. Xin HU and Mr. Mr. Guangren LIANG, and Mr. Xin HU and Mr. Guangren LIANG have been the sole beneficial owner of the said equity of TKE Zhenbiao held by Mr. Jinbiao YU and Ms. Jinlan LI respectively, since the incorporation of TKE Zhenbiao and retains all shareholder’s rights and benefits arising from their interest in TKE Zhenbiao.

As part of the Reorganization, Wah Mou International, TKE Zhenbiao, Mr. Jinbiao YU on behalf of Mr. Xin HU, Ms. Jinlan Li on behalf of Mr. Guangren LIANG, entered into a Capital Increase Agreement on September 26, 2022 and a Supplemental Agreement to the Capital Increase Agreement on December 8, 2022, pursuant to which Wah Mou International agrees to inject USD 100,000 for the subscription of newly issued share capital of RMB526,300 of

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

1. Nature of business and organization (cont.)

TKE Zhenbiao, equivalent to 5.0% of TKE Zhenbiao’s equity thereafter. Subsequently, TKE Zhenbiao is owned as to 85.5% by Mr. Jinbiao YU (as the nominee of Mr. Xin HU), 9.5% by Ms. Jinlan LI (as the nominee of Mr. Guangren LIANG) and 5.0% by Wah Mou International.

On December 15, 2022, TOKUEN GLOBAL, the former sole shareholder of Tokuen HK, transferred 100% equity of Tokuen HK to OUI Global at a consideration of US$100. Subsequently, Tokuen HK has become the directly wholly-owned by OUI Global.

On January 3, 2023, Tokuen HK entered into a Capital Increase Agreement with TKE Zhenbiao, Mr. Jinbiao YU on behalf of Mr. Xin HU, Ms. Jinlan Li on behalf of Mr. Guangren LIANG, and Wah Mou International, pursuant to which Tokuen HK agreed to inject RMB39,473,700 to TKE Zhenbiao to subscribe for the subscription of newly issued share capital equivalent to 78.9474% of TKE Zhenbiao’s equity thereafter. Subsequent to the Capital Increase Agreement, TKE Zhenbiao is owned as to 78.9474% by Tokuen HK, 18.0% by Mr. Jinbiao YU (as the nominee of Mr. Xin HU), 2.0% by Ms. Jinlan Li (as the nominee of Mr. Guangren LIANG) and 1.0526% by Wah Mou International, respectively. Subsequently on January 17, 2023, Tokuen HK entered into a Share Transfer Agreement with Mr. Jinbiao YU, pursuant to which Tokuen HK acquired 18.0% of the issued share capital of TKE Zhenbiao from Mr. Jinbiao YU at a consideration of RMB2,533,881.25. On January 17, 2023 Tokuen HK entered into another Share Transfer Agreement with Ms. Jinlan Li, pursuant to which Tokuen HK agreed to purchase the 2.0% issued share capital of TKE Zhenbiao from Ms. Jinlan Li at a consideration of RMB281,542.36. Subsequently, TKE Zhenbiao is owned as to 98.9474% and 1.0526% by Tokuen HK and Wah Mou International, respectively.

On January 20, 2023, OUI Global completed a share swap transaction with TOP HARVEST VENTURES LIMITED (controlled by Mr. Chi Kan CHAN), pursuant to which OUI Global acquired from TOP HARVEST VENTURES LIMITED the entire equity of Wah Mou International. In consideration, OUI Global allotted and issued 450,000 ordinary shares of par value of US$0.0001, credited as fully paid, to TOP HARVEST VENTURES LIMITED. Wah Mou International then have become wholly-owned by OUI Global.

Upon the completion of the Reorganization, TKE Zhenbiao is owned as to 98.9474% and 1.0526% by Tokuen HK and Wah Mou International, respectively, and is indirectly wholly-owned by OUI Global through Tokuen HK and Wah Mou International, the directly wholly-owned subsidiaries of OUI Global.

On February 17, 2023, OUI Global passed a shareholders resolution to re-designate (a) 441,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 441,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each, and re-designate a total of 9,000,000 issued ordinary shares of par value of US$0.0001 (owned by: Amoebas Alliance Limited, H&H Alliance Limited, Z&B Cargo Limited, GOLDEN WORLD CONSULTANTS LIMITED and TOP HARVEST VENTURES LIMITED, respectively) each into 9,000,000 Class A ordinary shares of par value of US$0.0001 each. Subsequent to the re-designation, OUI Global is owned as to 5,793,000, 1,257,000, 750,000, 750,000 and 450,000 Class A Ordinary Shares by Amoebas Alliance Limited, H&H Alliance Limited, Z&B Cargo Limited, GOLDEN WORLD CONSULTANTS LIMITED and TOP HARVEST VENTURES LIMITED, respectively Simultaneously, the Company issued 2,000,000 Class B ordinary shares of par value of US$0.0001 each to Amoebas Alliance Limited. On the same day, the Company also adopted an amended and restated memorandum and articles of association.

On February 27, 2023, GOLDEN WORLD CONSULTANTS LIMITED entered into a Sale and Purchase Agreement with KEEN SKY GLOBAL LIMITED (controlled by Mr. Pak Ngai Benson MAK), pursuant to which KEEN SKY GLOBAL LIMITED agreed to purchase the 750,000 Class A Ordinary Shares of OUI Global from GOLDEN WORLD CONSULTANTS LIMITED at a consideration of HK$4,742,286. Subsequently, OUI Global is owned as to 5,793,000, 1,257,000, 750,000, 750,000 and 450,000 Class A Ordinary Shares by Amoebas Alliance Limited, H&H Alliance Limited, Z&B Cargo Limited, KEEN SKY GLOBAL LIMITED and TOP HARVEST VENTURES LIMITED, respectively, and 2,000,000 Class B ordinary shares by Amoebas Alliance Limited.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

1. Nature of business and organization (cont.)

These transactions had been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Except for Wah Mou International, all of the other subsidiaries were under common control for the entirety of the years ended December 31, 2022 and 2021, the results of these other subsidiaries are included in the financial statements for both periods. (“Reorganization”). After the Restructuring, the Company has 9,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares issued and outstanding.

OUI Global
Cayman Islands
100%
100%
Tokuen HK Limited
Hong Kong
Wah Mou International Company Limited
Hong Kong
100%
98.9474%
1.0526%
Offshore
Onshore
Shanghai TKE Supply Chain Limited
PRC
Shanghai TKE Zhenbiao Container Freight Transport Limited
PRC

2. Significant Accounting Policies

a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Tokuen HK Limited (“Tokuen HK”)	• A Hong Kong company • Incorporated on June 30, 2022 • A holding company	100% owned by OUI Global
Shanghai TKE Zhenbiao Container Freight Transport Limited (“TKE Zhenbiao”)	• A PRC limited liability company • Incorporated on December 21, 2001 • Providing container trucking services	98.9474% owned by Tokuen HK and 1.0526% owned by Wah Mou International
Shanghai TKE Supply Chain Limited	• A PRC limited liability company • Incorporated on December 1, 2022 • Not in operation and currently dormant	100% owned by Tokuen HK

c) Use of estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the financial statements and accompanying notes.

Significant accounting estimates include, but are not limited to, revenue recognition, the useful lives of property and equipment, allowance for credit loss, deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

d) Functional currency and foreign currency translation

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the United States Dollars (“U.S. dollar”). The results of operations and the consolidated statements of cash flows denominated in functional currencies are translated to reporting currency at the average rates of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to reporting currency at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated to reporting currency at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income.

The functional currency of OUI Global is U.S. dollar. The functional currency of Tokuen HK and Wah Mou International is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in PRC uses the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.8972 and 6.3726 as of December 31, 2022 and 2021, respectively; shareholders’ equity accounts are translated at historical rates, income and expense items and cash flow statement items are translated at the average exchange rate during the period, which is 6.7290 and 6.4508 for the years ended December 31, 2022 and 2021, respectively.

For the purpose of presenting these financial statements of the subsidiary using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.8133 and 7.7981 as of December 31, 2022 and 2021, respectively; shareholders’ equity accounts are translated at historical rates, income and expense items and cash flow statement items are translated at the average exchange rate during the period, which is 7.8387 and 7.7729 for the years ended December 31, 2022 and 2021, respectively.

e) Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instrument include cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, advance from customers, due to related parties, other current liabilities, lease liabilities and convertible debenture. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. Other than the convertible debt (Note 11), the Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2022 and 2021.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

Measurement of credit losses on financial instruments

Effective January 1, 2020, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The Company assessed that the impact of adoption of ASU 2016-13 was approximately USD149,942 as at January 1, 2020, which represented credit losses on accounts receivable of USD12,297,849. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

f) Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. As of December 31, 2022 and 2021, the Company had approximately RMB12.38 million and RMB6.39 million (equivalent to approximately US$1.80 million and US$1.00 million, respectively) cash and cash equivalents held by its PRC subsidiaries, representing 100% of total cash and cash equivalents of the Company, respectively.

g) Restricted cash

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2020, the Company adopted this guidance on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2020.

As of December 31, 2022 and 2021, there was restricted cash balance of approximately RMB0.25 million and RMB0.25 million (equivalent to approximately US$0.04 million and US$0.04 million, respectively). Restricted cash mainly represents cash in bank that was frozen as ETC (Electronic Toll Collection) deposit, for the automatic toll collection on highways.

h) Accounts receivable, net

Accounts receivable, net represent amounts due from customers for services performed in the ordinary course of business. The Company records an allowance for credit losses for accounts receivable to the amounts that may not be collected.

Before 2020, the Company use the individual evaluation method before the transition to ASC 326. In fiscal year 2021 and 2022, the Company use the individual evaluation method and the loss rate method, since the balances were related to a number of customers and the individual evaluation method and loss rate method is more practical.

Accounts receivable represent trade receivable and are recognized initially at fair value and subsequently adjusted for any allowance for doubtful accounts or expected credit loss. The Company grant credit to customers, without collateral, under normal payment terms (typically 0 to 6 months after invoicing; for state owned enterprises, the normal payment term is between 6 to 12 months). Generally, invoicing occurs after the services were completed. The carrying value of such receivables, net of expected credit loss and allowance for doubtful accounts, represents its

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

estimated realized value. The Company expect to collect the outstanding balance of current accounts receivables, net within the next 12 months. The Company use Loss rate method to estimate allowance for credit loss for the accounts receivable with outstanding balance within 1 year.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

The allowance for credit loss is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Uncollectible receivables are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for credit loss recognized as of December 31, 2022 and 2021 was $340,215 and $240,993, respectively.

i) Prepayments

Prepayments are advanced to suppliers for purchasing goods or services that have not been received or provided. It mainly included insurance, transportation subcontractor costs and fuel expenses.

j) Other current assets

Other current assets primarily include other receivables as deposit made to shipping agency or rental supplier and litigation reserves.

k) Deferred Costs

Deferred costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

l) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Machinery and tool	5 years
Vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

m) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

n) Revenue recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2022 and 2021 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

Revenues are mainly generated from provision of container trucking services. In some case, the Company will provide handling services as part of the container trucking services at the request of the customer, such as loading and unloading products in and out of the port area, picking up and returning boxes and bad dirt boxes, etc. The handling service is integrated with container trucking services, which is not capable of being distinct as the customer cannot benefit from them on its own. For each trip, The Company has a single performance obligation, to transport its customer’s freight from a specified origin to a specified destination, with the transit period typically being less than one day.

The management have determined that revenue recognition over the transit period provides a reasonable estimate of the provision of services to its customers as its obligation is performed over the transit period. For loads picked up during the reporting period, but delivered in a subsequent reporting period, revenue is allocated to each period based on the transit time in each period as a percentage of total transit time.

The Company subcontracts certain of its trucking services and other transportation services to external transportation companies, primarily to carry out trucking services for customers with demand of irregular delivery schedules. The Company also engages subcontractors when it is under capacity assuming its master service agreements with customers allow subcontracting. Revenue is generated from the same base of customers. The Company evaluates whether its performance obligation is a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. The Company’s evaluation determined that it is in control of establishing the transaction price, managing all aspects of the shipments process and taking the risk of loss for delivery, collection, and returns. Based on its evaluation of the control model, the Company determined that all of its major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in purchased transportation costs.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which typically include advance payments from freelancer management services in the PRC. Substantially all of contract liabilities at the beginning of the current year are recognized as revenues during the following year. The differences between the opening and closing balances of the Company’s contract liabilities primarily result from the timing difference between the Company’s satisfaction of performance obligation and the customer’s payment.

For each trip, The Company has a single performance obligation, to transport its customer’s freight from a specified origin to a specified destination, with the transit period typically being less than one day. There’s no contract balance as of December 31, 2022 and 2021.

o) Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of outsourced driver labor cost, subcontractor transportation fee, port fees, fuel expense, maintenance and repairs expense, depreciation expenses, insurance expenses, parking fees and other expenses.

p) General and administrative expenses

General and administrative expenses primarily include costs of the Company’s executive, finance, legal and other administrative personnel. General and administrative expenses are expensed as incurred.

q) Lease

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of January 1, 2022 under the modified retrospective approach and elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2022 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842.

For any new or modified lease, the Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For the classes of buildings, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the non-lease components include expenses such as common area maintenance, utilities, and repairs and maintenance.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

Please refer to Note 2 Significant Accounting Policies — Recently Adopted Accounting Pronouncements for further details on the adoption of ASC 842.

r) Government grants

Government grants represent cash subsidies received from the PRC government by the Company. Government grants are in connection with the government subsidy for vehicle scrapping.

The Shanghai government encourages the early scrapping and replacement of National III standard diesel vehicles to improve the city’s air quality and reduce motor vehicle pollution emissions. The government gives different scrapping subsidies for eligible vehicles according to the model and the number of years of early scrapping. The vehicle scrapping subsidies obtained by the Company range from RMB22,000 to RMB116,000 per vehicle in 2021 and 2022.Government grants are recognized when received and all the conditions for their receipt have been met. During the years ended as of December 31, 2022 and 2021, the Company received government grants of $318,770 and $383,673, respectively.

s) Other income/(expenses)-others

Other income/(expenses)-others mainly include additional deducted input tax, loss on disposition of fixed assets and other income or expenses.

The additional deducted input tax amount is recognized as other income when deducted. According to Announcement No. 39 of 2019 of the General Administration of Customs of the Ministry of Finance of PRC, it is stipulated that “from April 1, 2019 to December 31, 2022, VAT general taxpayers in the production and living service industries are allowed to deduct an additional 10% of the deductible input tax for the current period against their VAT payable.” During the years ended as of December 31, 2022 and 2021, the Company’s additional deducted input tax against VAT payable amount of $337,884 and $338,294, respectively.

t) Employee benefits

PRC Contribution Plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were RMB0.49 million and RMB0.28 million (equivalent to approximately US$0.07 million and US$0.04 million, respectively), for the years ended December 31, 2022 and 2021.

u) Taxation

Value added taxes

Revenues of the Company are mainly generated from provision of container trucking services, which is subject to value added tax (“VAT”). Container trucking services have different VAT rates under different classification.

Revenue from providing container trucking services, refer to the haulage, primarily containers, between seaports and/or the customers’ designated pick up and/or delivery points, is subject to VAT at the rate of 9% starting in April 2019, at the rate of 10% starting in May 2018 to March 2019 or at the rate of 11% in April 2018 and prior.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

In some cases, the Company will provide handling services as part of the container trucking services at the request of the customer, such as loading and unloading products in and out of the port area, picking up and returning boxes and bad dirt boxes, etc. For the revenue from container trucking services and handling service (collectively referred to as “agency transportation services”), the application VAT tax rate is 6% starting from May 2016.

For the revenue from container trucking services which only occurred in the seaports, is classified as international transportation service, the application VAT tax rate is 0% starting from May 2016. The VAT balance is recorded in tax payables on the consolidated balance sheets. Revenues are presented net of applicable VAT.

Other levies and surcharge

Other levies and surcharge include Urban Construction and Maintenance Tax (“UCMT”) and Education Surcharge (“ES”), which are determined as 7% and 5% of VAT payable.

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive income. The Company did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022 and 2021.

v) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2022, assuming that all of Niu B Convertible Note have been converted in full into our Class A Ordinary Shares at an assumed conversion price of US$ [2] (which is the price equivalent to

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

0.5 times the assumed offering price of US$[4] per Class A Ordinary Shares, as specified in the Niu B Convertible Note) since November 10, 2022, the weighted average number of diluted ordinary shares outstanding was 11,069,863. For the years ended December 31, 2021, there were no dilutive shares.

w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

x) Statutory reserves

In accordance with China’s Company Laws, the Company’s subsidiaries in PRC must make appropriations from its after-tax profit (as determined under the accounting principles generally acceptable in China (“PRC GAAP”) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

y) Comprehensive income

Comprehensive income is defined to include all changes in equity/(deficit) of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income, as presented on the consolidated balance sheets, consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

z) Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. As a result, the Company is exposed to foreign currency convertibility risk.

Concentration of Credit risk

Assets that potentially subject the Company to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2021, all of the Company’s cash and cash equivalents and restricted cash were held in various major reputable financial institutions located in the PRC, which management consider being of high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The credit risk with respect to accounts receivable is mitigated by credit control policies the Company carries out on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the year ended December 31, 2022, one customer accounted for 4.7% of the Company’s total revenues. For the year ended December 31, 2021, one customer accounted for 7.4% of the Company’s total revenues. No other customer accounts for more than 5% of the Company’s revenue for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, two customers accounted for 13.7% and 8.91% of the total balance of accounts receivable. As of December 31, 2021, three customers accounted for 13.6%, 9.9% and 5.2% of the total balance of accounts receivable. No other customer accounts for more than 5% of the Company’s accounts receivable as of December 31, 2022 and 2021, respectively.

Vendor concentration risk

For the year ended December 31, 2022, two driver outsourcing vendors, one fuel vendor and one subcontractor transportation vendor accounted for 22.5%, 13.9%, 7.9% and 7.1% of the Company’s total cost of revenues. For the year ended December 31, 2021, two driver outsourcing vendors and one subcontractor transportation vendor accounted for 24.9%, 15.4% and 6.3% of the Company’s total cost of revenues. The details are listed as following.

Vendor accounted for over 5% of the total cost of revenues			For the year ended December 31, 2022		For the year ended December 31, 2021
			USD	%	USD	%
Shanghai Linhan	RP	Driver outsourcing vendor	—	—	15,902,840	24.9
Shanghai Yuhui		Driver outsourcing vendor	—	—	9,850,692	15.4
Shanghai Qianying		Driver outsourcing vendor	13,796,977	22.5	—	—
Shanghai Yanzhou		Driver outsourcing vendor	8,543,670	13.9	—	—
Shanghai Yanzou Energy Technology Co., Ltd.	RP	Fuel vendor	4,833,145	7.9	1,745,469	2.7
Shanghai Biaojin Logistics Co., Ltd.	RP	Subcontractor transportation vendor	4,328,456	7.1	1,404,940	2.2
Shanghai Tongmai Logistics Co., Ltd.		Subcontractor transportation vendor	1,241,207	2.0	3,842,731	6.3
Total			32,743,455	53.4	32,746,672	51.5

One of the driver outsourcing company is Shanghai Linhan International Logistics Co., Ltd., (“Linhan”) the related party of the Company, which accounted for 0% and 24.9% of the Company’s total cost of revenues for the year ended December 31, 2022 and 2021, respectively. The Company ceased outsourcing contract with Linhan to reduce the related parties’ transaction in 2022. No other supplier accounts for more than 5% of the Company’s total cost of revenues for the years ended December 31, 2022 and 2021, respectively.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

As of December 31, 2022, two driver outsourcing companies accounted for 52.4% and 25.2% of the total balance of accounts payable, respectively. As of December 31, 2021, one driver outsourcing company (Shanghai Linhan International Logistics Co., Ltd., the related party of the Company) accounted for 81.7% of the total balance of accounts payable, respectively. No other supplier accounts for more than 5% of the Company’s accounts payable as of December 31, 2022 and 2021, respectively.

aa) Recently issued accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

bb) Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This amendment will be effective for private companies and emerging growth companies for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The FASB issued ASU No. 2018-10 “Codification Improvements to Topic 842, Leases” and ASU No. 2018-11 “Leases (Topic 842) Targeted Improvements” in July 2018, and ASU No. 2018-20 “Leases (Topic 842) - Narrow Scope Improvements for Lessors” in December 2018. ASU 2018-10 and ASU 2018-20 provide certain amendments that affect narrow aspects of the guidance issued in ASU 2016-02. ASU 2018-11 allows all entities adopting ASU 2016-02 to choose an additional (and optional) transition method of adoption, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted ASU 2016-02 on January 1, 2022 under the modified retrospective transition approach using effective date as the date of initial application. Upon transition, the Company applied the package of practical expedients permitted under ASC 842 transition guidance to its entire lease portfolio on January 1, 2022. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the classification of any expired or existing leases, and (iii) initial direct costs for any existing leases. Furthermore, the Company made an accounting policy election not to recognize lease assets and lease liabilities for leases with a term of 12 months or less, as permitted by ASC 842. The Company determines lease existence and classification at inception when an agreement conveys the right to control identified property for a period of time in exchange for consideration. The adoption of this ASU had a material impact on the Company’s financial statements, primarily as a result of recording right-of-use assets and lease liabilities for its operating leases in the approximate amounts of $0.67 million and $0.67 million.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

2. Significant Accounting Policies (cont.)

the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. This standard was adopted on January 1, 2022 and did not have a material impact on the Company’s consolidated financial statements.

On May 3, 2021, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This new standard provides clarification and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. This standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Issuers should apply the new standard prospectively to modifications or exchanges occurring after the effective date of the new standard. Early adoption is permitted, including adoption in an interim period. If an issuer elects to early adopt the new standard in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. This standard was adopted on January 1, 2022 and did not have a material impact on the Company’s consolidated financial statements.

3. Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Accounts receivable	16,764,270	18,394,288
Allowance for credit losses	(340,215)	(240,993)
Accounts receivable, net	16,424,055	18,153,295

Accounts receivable, net — related parties consist of the following:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Accounts receivable	97,544	178,354
Allowance for credit losses	—	—
Accounts receivable, net – related parties	97,544	178,354

The movement of the allowance for credit losses is as follows:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Beginning balance	(240,993)	(189,803)
Addition	(401,899)	(148,999)
Write-off	281,409	102,915
Exchange difference	21,268	(5,106)
Ending balance	(340,215)	(240,993)

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

4. Prepayments

The following is a summary of prepayments:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Prepayments for subcontractor	376,190	453,895
Prepayments for fuel expenses	939,303	135,948
Prepayments for insurance	333,799	469,067
Prepayments for miscellaneous port charges	112,188	172,900
Prepayments for others	—	1,244
Total	1,761,480	1,233,054

5. Other current assets

The following is a summary of other current assets:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Deposits to suppliers	123,239	188,306
Deposits for rental	72,493	78,461
Others	—	3,295
Total	195,732	270,062

6. Property, equipment and leasehold improvement, net

The following is a summary of property and equipment, net:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Machinery and tools	2,433,269	2,623,059
Vehicles	6,416,881	7,995,488
Total property and equipment	8,850,150	10,618,547
Less: accumulated depreciation	(6,341,056)	(6,403,721)
Property and equipment, net	2,509,094	4,214,826

Depreciation expenses for the years ended December 31, 2022 and 2021 was $1,326,905 and $1,652,263, respectively. For the years ended December 31, 2022, the Company disposed vehicles with cost of $1,001,554 with accumulated depreciation $836,814 for proceeds of $179,120 resulting in disposal gain of $14,380. For the years ended December 31, 2021, the Company disposed vehicles with cost of $913,388 with accumulated depreciation $757,514 for proceeds of $3,276 resulting in disposal loss of $152,598.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

6. Property, equipment and leasehold improvement, net (cont.)

In December 2020 TKE Zhenbiao entered into a loan pledge agreement with amount of $140,996. The Loan was lent to Mr. Jinbiao YU and guaranteed by the vehicle owned by TKE Zhenbiao. The guarantee period was from December 2020 to December 2022. As of December 31, 2022, the book value of the vehicle was $98,320, there was no event to trigger TKE Zhenbiao’s fulfillment of its obligation.

7. Taxation

a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

PRC

The Company PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

As of December 31, 2022, there was no tax loss carry-forwards of the Company PRC subsidiaries.

Significant components of the income tax expense consisted of the following for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Current income tax expense	785,309	567,413
Deferred income tax expense/(recovery)	(278,629)	67,958
Total income tax expense	506,680	635,371

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

7. Taxation (cont.)

The following table presents a reconciliation of the differences between the statutory income tax and the Company’s effective income tax for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	%	%
Profit before income tax	1,593,544	2,150,293
Statutory income tax rate of the PRC	25%	25%
Income tax computed at PRC tax rate	398,386	537,573

Reconciling items
Tax effect of non-deductible expenditure	108,294	97,798
Tax effect of temporary differences	278,628	222,230
Net operating loss carryforwards	—	(192,390)
Change in deferred tax assets and liabilities	(278,628)	(29,840)
Income tax expense	506,680	635,371

b) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Deferred tax assets:
Provision for allowance for credit loss	85,054	60,248
Net operating loss carryforwards:
PRC	—	—
Hong Kong	—	—
Total deferred tax assets	85,054	60,248
Less: valuation allowances	—	—
Net deferred tax assets	85,054	60,248
Deferred tax liabilities:
Temporary differences from depreciation of equipment	(244,164)	(553,419)
Temporary differences of ROU	(24,717)	—
Total deferred tax liabilities	(268,881)	(553,419)

Net deferred tax liabilities:	(183,827)	(493,171)

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidences to the extent it could be objectively verified. The Company’s temporary differences can be reversed or settled over time.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

7. Taxation (cont.)

c) Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

To the extent that subsidiaries of the Company have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2021, the Company did not record any such withholding tax of its subsidiaries in the PRC.

8. Taxes payable

The following is a summary of taxes payable as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
VAT payables	603,801	976,415
Income taxes payable	1,278,584	558,945
Others	85,230	101,564
Total	1,967,615	1,636,924

9. Accounts payable

The following is a summary of accounts payable as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
	USD	USD
Payables to drivers outsourcing companies	9,441,812	—
Payables to transportation subcontractor	2,170,678	2,050,028
Payables for parking rental	—	78,461
Payables for miscellaneous port charge	14,751	57,528
Others	29	27,070
Total	11,627,270	2,213,087

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

10. Lease

The Company applied the package of practical expedients permitted under ASC 842 transition guidance to its entire lease portfolio on January 1, 2022. See Note 2 Significant Accounting Policies — Recently Adopted Accounting Pronouncements for further details on the adoption of ASC 842.

(a) Finance leases

The Company leases certain of its vehicles under finance lease agreements. The finance leases contracts started at April 23, 2020, October 20, 2020 and March 9, 2021 respectively. The Company has option to purchase the vehicles for a nominal amount at the end of the lease term. As of December 31, 2022, the initial value of vehicles recorded under finance lease was $209,534.

The lease term of the Company’s finance lease obligations are two years. Interest rates implicating in the finance lease contracts ranged from 2.82% to 6.58% per annum for the years ended December 31, 2022 and 2021. Interest accretion incurred from finance lease were $4,953 and $3,600 for the years ended December 31, 2022 and 2021, respectively.

The Company’s pledged vehicles under finance lease are as follow:

Name of institution	Maturities	Interest rate	Carrying amount of pledged vehicles as of December 31, 2022	Carrying amount of pledged vehicles as of December 31, 2021
Strong Financial Leasing Co. Ltd.	From April 23, 2020 to May 5, 2022	2.82%	—	19,255
Strong Financial Leasing Co. Ltd.	From October 20, 2020 to September, 2022	4.99%	—	36,132
Strong Financial Leasing Co. Ltd.	From March 9, 2021 to March 5, 2023	6.58%	3,936	21,302
Total			3,936	76,689

The Company’s finance lease obligations are secured by the lessor’s title to the leased assets. As of December 31, 2022, certain of the Company’s obligation under finance lease was guaranteed by Mr. Jinbiao YU, the nominee of Mr. Xin HU and Ms. Jinlan Li, the legal representative of TKE Zhenbiao.

(b) Operating leases

The Company entered into a lease for trucks parking located in shanghai, China for the period from January 1, 2020 to December 31, 2021, and renewed the lease contract on January 2022, for the period from January 1, 2022 to December 31, 2023.

The components of lease expenses are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Operating lease expense	360,380	—
Finance lease expense
Amortization of right-of-use assets	40,924	—
Interest on lease liabilities	4,953	3,600
Total lease expense	406,257	3,600

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

10. Lease (cont.)

Other information about the Company’s leases is as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	89,166	—
Financing cash flows used in finance leases/capital lease	31,347	119,357
Right-of-use assets obtained in exchange for new operating lease liabilities	682,148	—
Right-of-use assets reclassified from capital lease for the adoption of ASC842	149,537	—
Weighted-average remaining lease term-operating	1 year	—
Weighted-average remaining lease term-finance	0.18 years	0.75 years
Weighted average discount rate-operating	5.79%	—
Weighted average discount rate-finance	6.58%	4.89%
As of December 31, 2022	Operating lease	Finance lease	Total
	USD	USD	USD
Right-of-use assets, at cost	665,513	145,890	811,403
Accumulated amortization	(323,149)	(39,926)	(363,075)
Right-of-use assets, net	342,364	105,964	448,328

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2022:

As of December 31, 2022	Operating lease	Finance lease	Total
	USD	USD	USD
12 months ending December 31,
2023	616,192	3,936	620,128
Total undiscounted lease payments	616,192	3,936	620,128
Less: imputed interest	(9,228)	(465)	(9,693)
Lease liabilities recognized in the Consolidated Balance Sheet	606,964	3,471	610,435

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2021:

As of December 31, 2021	Operating lease	Finance lease	Total
	USD	USD	USD
12 months ending December 31,
2022	—	72,429	72,429
2023	—	4,260	4,260
Total undiscounted lease payments	—	76,689	76,689
Less: imputed interest	—	(5,773)	(5,773)
Lease liabilities recognized in the Consolidated Balance Sheet	—	70,956	70,956
Less: current maturities	—	(67,199)	(67,199)
Finance lease obligations, long-term	—	3,757	3,757

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

11. Convertible Debt

As of December 31, 2022, the Company’s convertible debt consisted of the following:

As of December 31, 2022	Gross Principal Amount	Debt Discount	Convertible Debt, Net of Debt Discount
	USD	USD	USD
Convertible Debt	1,000,000	—	1,000,000
Total	1,000,000	—	1,000,000
Less: current portion	(1,000,000)	—	(1,000,000)
Convertible debt, non-current	—	—	—

OUI Global (the “Company”) signed the subscription agreement (the “Agreement”) with Niu B Limited (the “subscriber”) for issuing convertible debt in the principal amount of $1,000,000 on November 10, 2022, which had a maturity date of November 10, 2023.

The convertible debt entitled the subscribers to convert no more than an aggregate amount of $1,000,000 into the shares of OUI Global by the maturity date. The conversion price is equivalent to 0.5 times the IPO price. If the Company fails to pay any amount due under the convertible debt on the due date, the Company shall pay interest on such outstanding amount at the rate of 12% per annum from the due date until the date the outstanding amount is paid in full. Since the convertible debt is a debt instrument that has an embedded derivative that requires bifurcation pursuant to ASC 815-15-25-1, the Company has elected to account for the host debt instrument and the conversion feature at fair value option in a whole and as such bifurcation is not required. Therefore, the hybrid instrument is subsequently measured at fair value at each period end with changes in fair value reported in earnings.

12. Cost of revenues

The following is a summary of cost of revenues for the years ended December 31, 2022 and 2021:

For the year ended December 31, 2022	Third Parties	Related Parties
	USD	USD
Outsourced driver labor costs	22,340,647	—
Subcontractor transportation fee	10,455,295	7,630,207
Port fees	6,422,646	—
Fuel expense	2,791,052	4,833,145
Maintenance and repairs expense	4,441,373	—
Depreciation expenses	1,291,795	—
Insurance expenses	718,238	—
Parking fees	401,304	—
Tax surcharges	22,842	—
Others	20,133	1,682
Total	48,905,325	12,465,034

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

12. Cost of revenues (cont.)

For the year ended December 31, 2021	Third Parties	Related Parties
	USD	USD
Outsourced driver labor costs	9,850,692	15,902,840
Subcontractor transportation fee	14,588,340	3,851,628
Port fees	7,489,815	—
Fuel expense	4,555,304	1,745,469
Maintenance and repairs expense	2,939,650	—
Depreciation expenses	1,615,639	—
Insurance expenses	887,526	—
Parking fees	371,432	—
Tax surcharges	68,985	—
Others	23,071	11,292
Total	42,390,454	21,511,229

13. General and administrative expenses

The following is a summary of general and administrative expenses for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Employees’ salary and benefits	202,781	179,691
Allowance for credit losses	401,899	148,999
Office expenses	15,712	22,489
Depreciation expenses	35,109	36,623
Listing expenses	56,861	—
Others	—	2,838
Total	712,362	390,640

14. Other income/(expenses)

The following is a summary of other income/(expenses) for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Government grants	318,770	383,673
Interest expenses, net	(5,534)	(12,749)
Others, net	306,226	184,648
Total	619,462	555,572

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

14. Other income/(expenses) (cont.)

The details of the others-net are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Additional deducted input tax	337,884	338,294
Gain (Loss) on disposition of fixed assets	14,380	(152,598)
Others	(46,038)	(1,048)
Total	306,226	184,648

15. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD	USD
Numerator:
Net income	1,086,864	1,514,922
Net income attributable to OUI Global’s shareholders	1,086,864	1,514,922
Denominator:
Weighted average number of ordinary shares outstanding, basic	11,000,000	11,000,000
Weighted average number of ordinary shares outstanding, diluted	11,069,863	11,000,000
Basic earnings per share attributable to OUI Global’s ordinary shareholders	0.10	0.14
Diluted earnings per share attributable to OUI Global’s ordinary shareholders	0.10	0.14

For the year ended December 31, 2022, assuming that all of Niu B Convertible Note have been converted in full into our Class A Ordinary Shares at an assumed conversion price of US$ [2] (which is the price equivalent to 0.5 times the assumed offering price of US$[4] per Class A Ordinary Shares, as specified in the Niu B Convertible Note) since November 10, 2022, the weighted average number of diluted ordinary shares outstanding was 11,069,863. For the years ended December 31, 2021, there were no dilutive shares.

16. Shareholders’ equity

Ordinary shares

OUI Global was established under the laws of Cayman Islands on November 9, 2022. As of the date of this prospectus, the authorized number of Class A ordinary shares was 450,000,000 shares with a par value of approximate $0.0001 per ordinary share, the issued and outstanding number of Class A ordinary shares was 9,000,000. The authorized number of Class B ordinary shares was 50,000,000 shares with a par value of approximate $0.0001 per ordinary share, the issued and outstanding number of Class B ordinary shares was 2,000,000.

Additional paid-in capital

Prior to the reorganization, TKE Zhenbiao has fully completed its capital contribution obligations. As of December 31, 2021, the paid-in capital of TKE Zhenbiao was RMB 10 million (equivalent to approximately US$1.46 million).

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

16. Shareholders’ equity (cont.)

As part of the Reorganization, Wah Mou International, TKE Zhenbiao, Mr. Jinbiao YU on behalf of Mr. Xin HU, Ms. Jinlan Li on behalf of Mr. Guangren LIANG, entered into a Capital Increase Agreement on September 26, 2022 and a Supplemental Agreement to the Capital Increase Agreement on December 8, 2022, pursuant to which Wah Mou International agrees to inject USD 100,000 for the subscription of newly issued share capital of RMB526,300 of TKE Zhenbiao, equivalent to 5.0% of TKE Zhenbiao’s equity thereafter. The US$100,000 capital contribution was made on December 20, 2022. As of December 31, 2022, the paid-in capital of TKE Zhenbiao was RMB 10.7 million (equivalent to approximately US$1.56 million).

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Company’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were RMB 5,381,997(equivalent to US$ 788,509) and RMB 4,650,648 (equivalent to US$ 679,823) as of December 31, 2022 and 2021, respectively.

17. Related party balances and transactions

The following is a summary of the amount due to related parties as of December 31, 2022 and 2021:

RP Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2021
			USD	USD
Amounts due to related parties
Mr. Xin HU	Chairman and Chief Executive Officer	Advance to the Company	771,929	4,019,601
Mr. Jinbiao YU	The nominee of Mr. Xin HU	Advance to the Company	3,362	174,318
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin Hu and his family member	Advance to the Company	43,496	—
			818,787	4,193,919

The amount due to the related party were interest free, non-secured and repayable on demand.

The following is a summary of the balance of accounts receivable due from related parties as of December 31, 2022 and 2021:

RP Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2021
			USD	USD
Accounts receivable due from related parties
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU	Customer	72,646	139,136
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin HU and his family member	Customer	24,898	39,218
			97,544	178,354

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

17. Related party balances and transactions (cont.)

The following is a summary of the balance of prepayments to related parties as of December 31, 2022 and 2021:

RP Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2021
			USD	USD
Prepayments to related parties
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU’s family member	Fuel Supplier	1,418,747	1,816,276
Shanghai Biaojin Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU	Sub contractor	2,098,114	1,129,837
Shanghai Biaojin International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Sub contractor	449,458	486,458
			3,966,319	3,432,571

The following is a summary of the balance of accounts payable due to related parties as of December 31, 2022 and 2021:

RP Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2021
			USD	USD
Accounts payable due to related parties
Shanghai Linhan International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Driver outsourcing service provider	—	9,848,585
Shanghai Wangqing Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor	549,802	—
			549,802	9,848,585

The following is a summary of related party transactions for the years ended December 31, 2022 and 2021:

RP Name	Relationship	Nature	For the years ended December 31, 2022	For the years ended December 31, 2021
			USD	USD
Advance transactions with related parties
Mr. Xin HU	Chairman and Chief Executive Officer	Advance to the Company	699,367	1,180,188
		Repayment to the RP	(2,689,850)	—
		Convertible debt received by RP	(1,000,000)	—
Mr. Jinbiao YU	The nominee of Mr. Xin HU	Advance to the Company	40,470	30,979
		Cash received from disposal of fixed assets by RP	(202,110)	—
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin Hu and his family member	Advance to the Company	44,583	—
			(3,107,540)	1,211,167

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

17. Related party balances and transactions (cont.)

RP Name	Relationship	Nature	For the years ended December 31, 2022	For the years ended December 31, 2021
			USD	USD
Revenue transactions with related parties
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU	Revenue	100,810	212,377
Shanghai Deyuan International Freight Forwarding Co., Ltd.	100% controlled by Mr. Xin HU and his family member	Revenue	40,277	39,043
			141,087	251,420
RP Name	Relationship	Nature	For the years ended December 31, 2022	For the years ended December 31, 2021
			USD	USD
Purchase services with related parties
Shanghai Linhan International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Driver outsourcing service provider	—	15,902,840
Shanghai Wangqing Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor transportation fees	2,646,506	1,825,073
Shanghai Yanzou Energy Technology Co., Ltd.	100% controlled by Mr. Jinbiao YU’s family member	Fuel expenses	4,833,145	1,745,469
Shanghai Biaojin Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU	Subcontractor transportation fees	4,328,456	1,404,940
Shanghai Biaojin International Logistics Co., Ltd.	100% controlled by Mr. Jinbiao YU and his family member	Subcontractor transportation fees	655,245	621,615
Shanghai Zhenchan Motor Vehicle Safety Inspection Center	100% controlled by Mr. Jinbiao YU	Annual vehicle inspection fees	1,682	11,292
			12,465,034	21,511,229

18. Commitments and Contingencies

Contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims and proceedings, which are handled and defended in the ordinary course of business. The Company PRC subsidiaries are currently involved in a number of motor claims which arose from traffic accidents in the course of their daily operations. The results of the aforementioned claims cannot be predicted with certainty. However, given that the Company PRC subsidiaries have taken out third party liability claims insurance policies with a coverage of RMB5 million per accident, the Group currently does not anticipate that the final outcome arising out of such matter will have a material adverse effect on the Group’s consolidated financial position, cash flows or results of operations.

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for such liability on a regular basis. The Group does not incur any material uninsured liabilities as of December 31, 2022 and 2021.

OUI GLOBAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollars, except for share and per share data)

18. Commitments and Contingencies (cont.)

Commitments for IPO costs

OUI Global (the “Company”) has signed a series of agreement related to the IPO costs (the “IPO Costs Agreements”) since December 2021. As of December 31, 2022 and 2021, the accumulated amount of signed IPO Costs Agreements were $2,133,602 and $133,384. As of December 31, 2022, the Company had paid $503,114 for the IPO Costs Agreements. No payments occurred in the year ended December 31, 2021.

19. Subsequent events

Convertible debt

OUI Global (the “Company”) signed the subscription agreement (the “Agreement”) with Mighty Stage Limited (the “subscriber”) for issuing convertible debt in the principal amount of $500,000 on January 9, 2023, which had a maturity date of January 9, 2024.

OUI Global (the “Company”) signed the subscription agreement (the “Agreement”) with Mighty Stage Limited (the “subscriber”) for issuing convertible note (the “Note”) in the principal amount of $200,000 on August 23, 2023, which had a maturity date of August 23, 2024.

The convertible debt entitled the subscribers to convert no more than an aggregate amount of $700,000 into the shares of OUI Global by the maturity date. The conversion price is equivalent to 0.5 times the IPO price. If the Company fails to pay any amount due under the convertible debt on the due date, the Company shall pay interest on such outstanding amount at the rate of 12% per annum from the due date until the date the outstanding amount is paid in full.

The convertible debt shall not bear any interest. If the Company fails to pay any amount due under the convertible debt on the due date, the Company shall pay interest on such outstanding amount at the rate of 12% per annum from the due date until the date the outstanding amount is paid in full.

All convertible debt which have not been redeemed or converted by the maturity date will be automatically redeemed by the Company on the maturity date at a redemption amount equal to 100% of the principal amount of the convertible debt.

The convertible debt is measured as financial liabilities at fair value through profit or loss.

The Company has performed an evaluation of subsequent events through September 13, 2023, which is the date the consolidated financial statements are available to be issued, and with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

[    ] Class A Ordinary Shares

OUI Global

__________________

PROSPECTUS

__________________

        , 2023

Until and including       , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.  Recent Sales of Unregistered Securities

We have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Upon incorporation of the Company on November 9, 2022, we have an authorized share capital of $50,000 divided into 500,000,000 ordinary shares of par value of USD0.0001 each (the “Ordinary Shares”). On the same day, the Company issued 5,793,000 ordinary shares to Amoebas Alliance Limited, 1,257,000 ordinary shares to H&H Alliance Limited, 750,000 ordinary shares to Z&B Cargo Limited, and 750,000 ordinary shares to GOLDEN WORLD CONSULTANTS LIMITED.

On November 10, 2022, pursuant to the Subscription Agreement entered between the Company and Niu B Limited on November 10, 2022, the Company issued a convertible note at principal amount of US$ 1 million to Niu B Limited, which had a maturity date of November 10, 2023.

On January 9, 2023, pursuant to the Subscription Agreement entered between the Company and Mighty Stage Limited on January 9, 2023, the Company issued a convertible note at principal amount of US$ 500,000 to Mighty Stage Limited, which had a maturity date of January 9, 2024.

On January 20, 2023, the Company completed a share swap transaction with TOP HARVEST VENTURES LIMITED and issued a total of 450,000 ordinary shares on the same day to TOP HARVEST VENTURES LIMITED in exchange for its equity interest in Wah Mou International Company Limited.

On February 17, 2023, the Company passed a shareholders resolution to re-designate (a) 441,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 441,000,000 Class A ordinary shares of par value of US$0.0001 each, and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 50,000,000 Class B ordinary shares of par value of US$0.0001 each, and re-designate a total of 9,000,000 issued ordinary shares of par value of US$0.0001 each into 9,000,000 Class A ordinary shares of par value of US$0.0001 each. Simultaneously, the Company issued 2,000,000 Class B ordinary shares of par value of US$0.0001 each to Amoebas Alliance Limited. On the same day, the Company also adopted an amended and restated memorandum and articles of association.

On February 27, 2023, GOLDEN WORLD CONSULTANTS LIMITED transferred 750,000 Class A ordinary shares of par value of US$0.0001 each in the Company to KEEN SKY GLOBAL LIMITED, a company incorporated under the laws of the British Virgin Islands, at a cash consideration of HK$4,712,286.

On August 23, 2023, pursuant to the Subscription Agreement entered between the Company and Mighty Stage Limited on August 23, 2023, the Company issued a convertible note at principal amount of US$200,000 to Mighty Stage Limited, which had a maturity date of August 23, 2024.

Item 8.  Exhibits and Financial Statement Schedules

(23) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

EXHIBIT INDEX

No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association
5.1**	Opinion of Harney Westwood & Riegels, Company’s Cayman Islands counsel regarding the validity of the Class A Ordinary Shares being registered
8.1**	Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in 99.1)
10.1*	Employment Agreement by and between Xin HU and the Registrant, dated as of February 28, 2023
10.2*	Employment Agreement by and between Si YANG and the Registrant, dated as of February 28, 2023
10.3*	Director Offer Letter by and between Li CHEN and the Registrant, dated as of August 15, 2023
10.4**	Lease Agreement of No. 200 Nanding Road, Baoshan District, Shanghai, People’s Republic of China
10.5**	Lease Agreement of Room 1801, No. 6, Line 3508 Yixian Road, Baoshan District, Shanghai, People’s Republic of China
10.6**	Lease Agreement of the site located west of Wufang, south of Baolin Factory, north of Wufang River, east of Tiefeng Road, Shanghai, People’s Republic of China
10.7†	Subscription Agreement in respect of the Issues of Convertible Note in the Principal Amount of USD 1,000,000 due 2023, dated November 10, 2022, between the Registrant and Niu B Limited
10.8†	Convertible Note Instrument dated November 10, 2022 between the Registrant and Niu B Limited
10.9†	Subscription Agreement in respect of the Issues of Convertible Note in the Principal Amount of USD 500,000 due 2024, dated January 9, 2023, between the Registrant and Mighty Stage Limited
10.10†	Convertible Note Instrument dated January 9, 2023 between the Registrant and Mighty Stage Limited
10.11**	Subscription Agreement in respect of the Issues of Convertible Note in the Principal Amount of USD 200,000 due 2024, dated August 23, 2023, between the Registrant and Mighty Stage Limited
10.12**	Convertible Note Instrument dated August 23, 2023 between the Registrant and Mighty Stage Limited
10.13*	Form of Independent Director Offer Letter
21.1†	List of Subsidiaries
23.1**	Consent of ZH CPA, LLC
23.2**	Consent of Frost & Sullivan
23.3**	Consent of Tian Yuan Law Firm (included in 99.1)
99.1**	Opinion of Tian Yuan Law Firm, regarding certain PRC law matters
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
99.4**	Nomination Committee Charter
99.5**	Code of Business Conduct and Ethics of the Registrant
99.6**	Consent of Tian Van Acken, Independent Director Nominee
99.7**	Consent of Ho Chuen Shin, Independent Director Nominee
99.8**	Consent of Yu Tao, Independent Director Nominee
107**	Filing Fee Table

____________

*        Filed herein

**      To be filed via amendment

†        Previously filed

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.  Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes to file post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering

(3)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, People’s Republic of China, on September 13, 2023.

OUI Global
By:
Xin HU
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
	Chief Executive Officer and Chairman of the Board	September 13, 2023
Xin HU	(Principal Executive Officer)
	Chief Financial Officer	September 13, 2023
Si YANG	(Principal Financial Officer)
	Director	September 13, 2023
Chen LI

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [*], 2023.

Authorized U.S. Representative
By:	/s/ [*]
Name:	[*]
Title:	on behalf of Cogency Global Inc.